  Exhibit 99.1

UVZ-Nr. K /2025
(Diese Urkunde ist durchgehend einseitig beschrieben)

Kaufvertrag über GmbH-Anteile	Purchase Agreement for GmbH shares
Verhandelt zu Berlin am 14.08.2025 Vor mir, dem unterzeichnenden Notar im Bezirk des Kammergerichts [REDACTED] mit dem Amtssitz in Berlin, Kranzler Eck, Kurfürstendamm 21, 10719 Berlin, erschienen

Recorded in Berlin on 14.08.2025

Before me, the undersigned notary public within the district of the Court of Appeal (Kammergericht) [REDACTED] with registered office in Berlin, Kranzler Eck, Kurfürstendamm 21, 10719 Berlin appeared

1.       [REDACTED], geb. am [REDACTED],
geschäftsansässig [REDACTED],

2.       [REDACTED], geboren am [REDACTED], geschäftsansässig [REDACTED],

Die Erschienenen wiesen sich durch Vorlage ihrer gültigen Personaldokumente aus, mit deren Ablichtung sie sich einverstanden erklärten.

1.       [REDACTED], Attorney-at-Law, born. on [REDACTED],
with business address at [REDACTED],

2.       [REDACTED], Attorney-at-Law, born on [REDACTED], with business at [REDACTED],

The persons appearing proved their identity by presenting their valid identity documents and consented to copies thereof being made.

Der Erschienene zu 1. erklärte sodann, nicht im eigenen Namen zu handeln, sondern als von den Beschränkungen des § 181 BGB befreiter Bevollmächtigter	The person appearing under No. 1 stated that he is not acting in his own behalf, but as authorised representatives, exempt from the restrictions of Section 181 of the German Civil Code (BGB)
1. für die [REDACTED], eingetragen im Handelsregister des Amtsgerichts [REDACTED]unter der Registernummer [REDACTED]	1. for the [REDACTED], registered in the commercial register of the local court of [REDACTED]under registration number [REDACTED]
(nachfolgend „VERKÄUFERIN 1“)	(hereinafter referred to as “Seller 1”)
und	And

2. für [REDACTED], geboren am [REDACTED], wohnhaft [REDACTED]	2. for [REDACTED], born on [REDACTED], with domicile in [REDACTED]
(nachfolgend „VERKÄUFER 2“)	(hereinafter referred to as “Seller 2”)
und	And
3. für [REDACTED], geboren am [REDACTED], wohnhaft [REDACTED]	3. for [REDACTED], born on [REDACTED], with domicile in [REDACTED]
(nachfolgend „VERKÄUFER 3“)	(hereinafter referred to as “Seller 3”)
und	And
4. für die [REDACTED], eingetragen im Handelsregister des Amtsgerichts [REDACTED] unter der Registernummer [REDACTED]	4. for the [REDACTED], registered with the commercial register of the local court of [REDACTED] under register no. [REDACTED]
(nachfolgend „VERKÄUFERIN 4“)	(hereinafter referred to as “Seller 4”)
und	And
5. für die [REDACTED], eingetragen im Handelsregister des Amtsgerichts [REDACTED] unter der Registernummer [REDACTED]	5. for the [REDACTED], registered with the commercial register of the local court of [REDACTED] under register no. [REDACTED]
(nachfolgend „VERKÄUFERIN 5“)	(hereinafter referred to as “Seller 5”)

und zwar aufgrund notarieller Vollmachten vom 29.07.2025 und 24.07.2025 (UVZ-Nr. 1822/2025 und UVZ-Nr. 1763/2025, Notarin [REDACTED], München), sowie vom 22.07.2025 (UVZ-Nr. 183/2025 und 182/2025 und 181/2025 des amtierenden Notars).

Die vorstehenden Vollmachten lagen bei Beurkundung im Original vor und sind dieser Urkunde in beglaubigter Abschrift als Anlagenkonvolut A beigefügt.

pursuant to notarised powers of attorney dated 29.07.2025 and 24.07.2025 (UVZ No. 1822/2025 and UVZ No. 1763/2025, Notary Public [REDACTED], Munich), as well as dated 22.07.2025 (UVZ No. 183/2025, 182/2025 and 181/2025 of the officiating notary).

The aforementioned powers of attorney were presented in original at the time of notarization and are attached to this deed, in certified copy, as Exhibit A.

VERKÄUFERIN 1, VERKÄUFER 2, VERKÄUFER 3, VERKÄUFERIN 4 und VERKÄUFERIN 5 werden nachfolgend einzeln und/oder gemeinsam „VERKÄUFER“ genannt	Seller 1, Seller 2, Seller 3, Seller 4 and Seller 5 are hereinafter also individually referred to as “Seller” and collectively referred to as “Sellers”
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Der Erschienene zu 2. erklärte, dass er nicht im einen Namen handelt, sondern als von den Beschränkungen des § 181 BGB befreiter Bevollmächtigter für die	The person appearing under No. 2 stated that he is not acting in his own name but as an authorized representative, exempt from the restrictions of Section 181 of the German Civil Code (BGB), for the
High Tide Inc., 15 St NE, 11127, Calgary, AB 102073046, Kanada	High Tide Inc., 15 St NE, 11127, Calgary, AB 102073046, Canada
(nachfolgend „KÄUFERIN“)	(hereinafter referred to as “Purchaser”)

aufgrund notarieller mit Apostille versehener Vollmacht vom 8. Mai 2025 (Notar [REDACTED], Calgary) im Zusammenhang mit den Beschlüssen des Vorstands der Käuferin (resolutions of the directors of High Tide Inc.) vom 13.08.2025.

Die Vollmacht lag bei der Beurkundung im Original vor und ist dieser Urkunde in beglaubigter Abschrift als Anlage B beigefügt. Der Vorstandsbeschluss (Resolutions of the directors of High Tide Inc.) vom 13.08.2025 lag in einfacher Abschrift vor und ist als Anlage C beigefügt.

pursuant to a notarised power of attorney with apostille dated 08.05.2025 (Notary Public [REDACTED], Calgary) with the resolutions of the directors of High Tide Inc. dated 13.08.2025.

The power of attorney was presented in original at the time of notarisation and is attached to this deed, in certified copy, as Exhibit B. THE resolutions of the directors of High Tide Inc. dated 13.08.2025 were presented in simple copy and are attached as Exhibit C.

Verkäufer und Käuferin werden nachfolgend auch die „Parteien“ oder die „Beteiligten“ genannt.	The Sellers and the Purchaser are hereinafter also referred to as the “Parties” or the “Participants
Nach Hinweis des Notars auf den Inhalt des § 3 Abs. 1 Nr. 7 BeurkG bestätigten die Erschienenen, dass weder der Notar noch eine mit dem Notar zur gemeinsamen Berufsausübung oder durch gemeinschaftliche Geschäftsräume verbundene Person in einer Angelegenheit, die Gegenstand der Beurkundung ist, außerhalb notarieller Tätigkeit bereits tätig war oder ist.	Upon advice by the notary explaining the content of Sec. 3 (1) no. 7 of the German Notarization Act, the persons appearing confirmed that neither the notary nor a person associated with the notary whether as partner of a joint firm or through the sharing of an office, has been, or is, otherwise (beyond any notarial services) engaged in any matter that is the subject matter of the notarization.
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Die Erschienenen bestätigen sodann mit Blick auf das Geldwäschegesetz jeweils für sich und die von ihnen Vertretenen keine politisch exponierte Person (“PeP”), kein Familienmitglied einer PeP und keine einer PeP bekanntermaßen nahestehenden Person, jeweils im Sinne des Geldwäschegesetzes, zu sein und dies auch in den letzten zwölf Monaten nicht gewesen zu sein.

Die Erschienenen erklärten ferner nach Hinweis auf ihre Angabepflichten nach dem Geldwäschegesetz (GwG), dass sie bei dem vorliegend zu beurkundenden Geschäft auf Rechnung der Vertretenen handeln und Treuhandverhältnisse nicht bestehen.

Die Erschienenen bestätigen, dass sie mit der Speicherung ihrer Daten beim Notar einverstanden sind.

The persons appearing then each confirmed, with regard to the German Money Laundering Act (GwG), for themselves and the persons they represent are not a politically exposed person (“PEP”), a family member of a PEP, or a person known to be closely associated with a PEP, in each case within the meaning of the German Money Laundering Act, and that they have not been so within the last twelve months

The persons appearing further stated, after having been informed of their duty to provide information pursuant to the German Money Laundering Act (GwG), that, in the transaction to be notarized herein, they are acting on behalf of the persons they represent and that no trust arrangements exist.
The persons appearing confirmed that they consent to the storage of their data by the notary.

Die Erschienenen baten um Beurkundung des nachfolgenden Kaufvertrages über GmbH-Anteile: Sie erklärten vorab:	The persons appearing requested the notarization of the following purchase agreement for shares in a GmbH: They declared in advance as follows

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Die in vorliegender Niederschrift erwähnten Anlagen, die mit arabischen Zahlen bezeichnet sind, wurden vorab am 13.08. und am 14.08.2025 zur UVZ-Nr. K 203/2025 des beurkundenden Notars beurkundet - nachfolgend

„Bezugsurkunde“

genannt.

Die Verkäufer und die Käuferin wurden in der Bezugsurkunde vollmachtlos vertreten. Verkäufer und Käuferin genehmigen hiermit die Bezugsurkunde in vollem Umfang. Auf die Bezugsurkunde wird gemäß § 13a BeurkG verwiesen mit der Folge, dass deren Inhalt rechtlich auch Inhalt der vorliegenden Niederschrift wird. Der Inhalt der Bezugsurkunde ist den Erschienenen bekannt. Die Erschienenen verzichteten auf Verlesung und Beifügung der Bezugsurkunde zu vorliegender Niederschrift. Die Urschrift der Bezugsurkunde lag während der Beurkundung vor. Der Notar belehrte die Erschienenen darüber, dass der Inhalt der Bezugsurkunde damit auch Inhalt dieser Verhandlung ist.

The exhibits referred to in this text, which are designated by Arabic numerals, were previously notarized on 13.08. and on 14.08.2025 under UVZ no. K 203/2025 of the officiating notary - hereinafter referred to as the

“Reference Deed”

In the Reference Deed, the Sellers and the Purchaser were represented without authority. The Sellers and the Purchaser hereby approve the Reference Deed in its entirety. Reference is made to the Reference Deed pursuant to Section 13a of the German Notarization Act (BeurkG), with the result that its contents shall also form part of this notarial deed as a matter of law. The content of the Reference Deed is known to the persons appearing. The persons appearing waived the reading aloud and attachment of the Reference Deed to this notarial deed. The original of the Reference Deed was available during the notarization. The notary advised the persons appearing that the content of the Reference Deed therefore also forms part of this transaction.

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Inhalt // Table of Content

Präambel // Preamble	7
§ 1 Definitionen Definitions	// 8
§ 2 Kaufgegenstand, Verkauf, Abtretung und aufschiebende Bedingungen Purchased Item, Sale, Assignment and Conditions Precedent	// 15
§ 3 Kaufpreis, Art der Zahlung, Ablösung von Gesellschafterdarlehen // Purchase Price; Kind of Payment; Settlement of Intercompany Loans	20
§ 4 KAUF- und VERKAUFSOPTION Call and Put Option	// 33
§ 5 STICHTAGSABSCHLUSS Key Date Financial Statements	// 47
§ 6 Vollzug Closing	// 49
§ 7 Garantien der VERKÄUFER // Representations and Warranties of the Sellers	54
§ 8 Haftung der VERKÄUFER Liability of the Sellers	// 85
§ 9 Verpflichtungen im Zeitraum bis Vollzug, Treuepflichten // Pre-Closing Covenants, Duties of Loyalty	91
§ 10 Wettbewerbsverbot, Abwerbeverbot und Geheimhaltung // Covenant not to Compete, Non-solicitation and Confidentiality	93
§ 11 Steuern und Abgaben, Besondere Freistellungen // Taxes and Other Public Charges, Specific Indemnities	99
§ 12 Weitere besondere Freistellungen Other Specific Indemnities	// 103
§ 13 Rücktrittsrechte Withdrawal Rights	// 104
§ 14 Garantien der KÄUFERIN Purchaser Warranties	// 105
§ 15 Aufrechnung No Offset	// 108
§ 16 Schlussbestimmungen Miscellaneous	// 109
§ 17 Hinweise, Belehrungen // Notes, instructions,	115

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Präambel // Preamble

Die VERKÄUFER halten zusammen 100% (in Worten: einhundert Prozent) des Stammkapitals der Remexian Pharma GmbH, eingetragen im Handelsregister des Amtsgerichts Potsdam unter der Registernummer HRB 32927 P („GESELLSCHAFT“).	The Sellers together hold 100% (in words: one hundred percent) of the share capital of Remexian Pharma GmbH, registered with the commercial register of the local court of Potsdam under register number HRB 32927 P (“Company”).
Die KÄUFERIN ist daran interessiert, 51,009% (in Worten: einundfünfzig Komma null null neun Prozent) der Geschäftsanteile an der GESELLSCHAFT von den VERKÄUFERN zu erwerben.	Purchaser is interested in acquiring 51.009% (in words: fifty-one point zero zero nine percent) of the shares in the Company from the Sellers.
Darüber hinaus wollen sich die PARTEIEN die Möglichkeit offenhalten, im Wege einer KAUF- bzw. VERKAUFSOPTION die verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der Anteile an der GESELLSCHAFT noch von den VERKÄUFERN zu kaufen bzw. an die KÄUFERIN zu verkaufen.	In addition, the Parties wish to maintain the option to buy from the Sellers or sell to the Purchaser the remaining 48.991% (in words: forty-eight point nine nine one percent) of the shares in the Company by way of a Call or Put Option.

Dies vorausgeschickt vereinbaren die PARTEIEN Folgendes:	Now therefore, the Parties agree as follows:
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§ 1 Definitionen // Definitions

Die nachstehenden Definitionen haben die nachstehende Bedeutung oder sind in den angegebenen Abschnitten dieses VERTRAGES definiert:	The following definitions shall have the following meanings or are defined in the sections of this Agreement (hereinafter “Section”) as set out:
„10-TAGE-VWAP“ meint den VWAP der HIGH TIDE AKTIEN, der einem Zeitraum von 10 (zehn) Tagen entspricht, der am Tag 3 (drei) Handelstage an der NASDAQ vor der öffentlichen Bekanntgabe der jeweiligen Transaktion endet.	“10-Day-VWAP” shall mean the VWAP of the High Tide Shares, corresponding to a period of 10 (ten) days ending on the day 3 (three) trading days on the NASDAQ prior to publicly announcing the respective transaction.
„30-Tage-VWAP“ meint den VWAP der HIGH TIDE, der einem Zeitraum von 30 (dreißig) Tagen entspricht, der am Tag 3 (drei) Handelstage an der NASDAQ vor der öffentlichen Bekanntgabe der jeweiligen Transaktion endet.	“30-Day-VWAP” shall mean the VWAP of the High Tide Shares, corresponding to a period of 30 (thirty) days ending on the day 3 (three) trading days on the NASDAQ prior to publicly announcing the respective transaction.
„ÄNDERUNGS-EBITDA“ hat die in Ziffer 3.12a)(ii) definierte Bedeutung.	“Change-EBITDA” shall have the meaning as set forth in Section 3.12a)(ii).
„BANKARBEITSTAG“ bezeichnet solche Tage, an denen Banken und Sparkassen für den allgemeinen Geschäftsverkehr in Brandenburg, Deutschland, und Calgary, Kanada, geöffnet sind (im Allgemeinen: alle Tage außer samstags, sonntags und an gesetzlichen Feiertagen).	“Banking Business Day” means those days on which banks are open for general business in Brandenburg, Germany, and Calgary, Canada (generally, all days except Saturdays, Sundays and public holidays).
„BESTES WISSEN“ hat die in Ziffer 7.1 definierte Bedeutung.	“Best Knowledge” shall have the meaning as set forth in Section 7.1.
„BÖRSE“ bedeutet die Kanadische TSX Venture Exchange	“Exchange” shall mean the Canadian TSX Venture Exchange.
„BWA“ hat die in Ziffer 5.1 definierte Bedeutung.	“BWA” shall have the meaning set forth in Section 5.1.
„BWA STICHTAG“ hat die in Ziffer 5.1 definierte Bedeutung.	“BWA Cut-Off Date” shall have the meaning set forth in Section 5.1.
„DATENRAUM“ hat die in Ziffer 8.2 definierte Bedeutung.	“Data Room” shall have the meaning set forth in Section 8.2.

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„DUE DILIGENCE MATERIAL“ hat die in Ziffer 8.2 definierte Bedeutung.	“Due Diligence Material” shall have the meaning set forth in Section 8.2.
„EBITDA-VERSCHLECHTERUNG“ hat die in Ziffer 3.12a)(ii) definierte Bedeutung.	“EBITDA-Deterioration” shall have the meaning set forth in Section 3.12a)(ii).
„ENDGÜLTIGER KAUFPREIS“ hat die in Ziffer 5.1 definierte Bedeutung.	“Final Purchase Price” shall have the meaning as set forth in Section 5.1.
„EUR“ bedeutet Euro.	“EUR” shall mean Euro.
„GARANTIEN“ hat die in Ziffer 7.1 definierte Bedeutung.	“Warranty” shall have the meaning as set forth in Section 7.1.
„GENEHMIGUNGEN“ hat die in Ziffer 7.8a) definierte Bedeutung.	“Permits” shall have the meaning as set forth in Section 7.8a).
„GESCHÄFT“ hat die in Ziffer 2.2 definierte Bedeutung.	“Business” shall have the meaning as set forth in Section 2.2.
„GESELLSCHAFT“ hat die in Ziffer 2.1 definierte Bedeutung.	“Company” shall have the meaning as set forth in Section 2.1.
„GESETZESÄNDERUNG“ hat die in Ziffer 3.12a)(i) festgelegte Bedeutung.	„Law Change“ shall have the meaning set forth in Section 3.12a)(i).
„GESSCHÄFTSANTEILE“ hat die in Ziffer 2.1 definierte Bedeutung.	“Shares” shall have the meaning as set forth in Section 2.1.
„GRUNDBESITZ“ hat die in Ziffer 7.5a) definierte Bedeutung.	“Property” shall have the meaning as set forth in Section 7.5a).
„HIGH TIDE AKTIEN“ bezeichnet Stammaktien der KÄUFERIN, die von der KÄUFERIN an die VERKÄUFER innerhalb von 2 (zwei) BANKARBEITSTAGEN nach dem VOLLZUGSTAG ausgegeben werden. Die HIGH TIDE AKTIEN unterliegen einer gesetzlichen und vertraglichen Haltefrist von 4 (vier) Monaten und 1 (einem) Tag ab Ausgabe.	“High Tide Shares” shall mean common shares of the Purchaser issued by the Purchaser to the Sellers within 2 (two) Banking Business Days following the Closing Date. High Tide Shares will be subject to a statutory and contractual hold period of 4 (four) months and 1 (one) day from issuance.
„KÄUFERIN“ bezeichnet die High Tide Inc., 15 St NE, 11127, Calgary, AB 102073046, Kanada.	“Purchaser” shall mean High Tide Inc., 15 St NE, 11127, Calgary, AB 102073046, Canada.

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„KAUFOPTION“ hat die in Ziffer 4.1a) definierte Bedeutung.	“Call Option” shall have the meaning as set forth in Section 4.1a) .
„KAUFOPTIONSLAUFZEIT“ hat die in Ziffer 4.1a) definierte Bedeutung.	“Call Option Term” shall have the meaning as set forth in Section 4.1a).
„KNOW-HOW“ hat die in Ziffer 7.6d) definierte Bedeutung.	“Know-how” shall have the meaning as set forth in Section 7.6d).
„LIZENZEN“ hat die in Ziffer 7.6b) definierte Bedeutung.	„Licenses“ shall have the meaning as set forth in Section 7.6b).
„MIETVERTRÄGE“ hat die in Ziffer 7.5c) definierte Bedeutung.	“Lease Agreements” shall have the meaning as set forth in Section 7.5c).
„NETTOUMLAUFVERMÖGEN“ meint, Barvermögen, Vorräte (Roh-, Hilfs- und Betriebsstoffe, unfertige Erzeugnisse, fertige Erzeugnisse und Waren, geleistete Anzahlungen) zuzüglich Forderungen aus Lieferungen und Leistungen, abzüglich Verbindlichkeiten aus Lieferungen und Leistungen, erhaltene Anzahlungen und Gewährleistungsrückstellungen	“Net Working Capital” shall mean cash on hand, inventory (raw materials and supplies, work-in-progress, finished products and goods, prepayments made) plus trade receivables, less trade payables, prepayments received and warranty provisions).
„PARTEI“ und/oder „PARTEIEN“ bezeichnet VERKÄUFERIN 1, VERKÄUFER 2, VERKÄUFER 3, VERKÄUFERIN 4, VERKÄUFERIN 5 und/oder KÄUFERIN einzeln oder zusammen.	“Party” and/or “Parties” shall mean Seller 1, Seller 2, Seller 3, Seller 4, seller 5 and/or Purchaser individually or collectively.
„Q&A-LISTE“ hat die in Ziffer 8.2 definierte Bedeutung.	“Q&A List” shall have the meaning set forth in Section 8.2
„REFERENZ-EBITDA“ hat die in Ziffer 3.12a)(ii) definierte Bedeutung.	“Reference-EBITDA” shall have the meaning set forth in Section 3.12a)(ii).
„SCHUTZRECHTE“ hat die in Ziffer 7.6b) definierte Bedeutung.	“Intellectual Property Rights” shall have the meaning as set forth in Section 7.6b).
„SPEZIFIZIERTER VORLÄUFIGER KAUFPREIS“ hat die in Ziffer 3.7 definierte Bedeutung.	“Specified Preliminary Purchase Price” shall have the meaning as set forth in Section 3.7.

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„STICHTAGSABSCHLUSS“ hat die in Ziffer 5.1 definierte Bedeutung.	“Key Date Financial Statements” shall have the meaning as set forth in Section 5.1.
„TRANSAKTION“ meint die Transaktion zwischen den PARTEIEN bezüglich des Kaufs und Erwerbs der GESCHÄFTSANTEILE der GESELLSCHAFT, wie sie in diesem VERTRAG niedergelegt ist.	“Transaction” shall mean the transaction between the Parties relating to the purchase and acquisition of the Shares as set forth in this Agreement.
„UNTERZEICHNUNGSTAG“ bezeichnet den Tag der notariellen Beurkundung dieses VERTRAGES.	“Signing Date” shall mean the date of the notarization of this Agreement.
„USD“ meint US-Dollar.	“USD” shall mean US dollar.
„VENDOR LOAN“ hat die in Ziffer 3.4c) definierte Bedeutung.	“Vendor Loan” shall have the meaning as set forth in Section 3.4c).
„VERBUNDENE UNTERNEHMEN“ bezeichnet alle Unternehmen, die von einer PARTEI kontrolliert werden, sie kontrollieren oder unter gemeinsamer Kontrolle mit ihr stehen. In diesem Sinne bedeutet „Kontrolle“ den direkten oder indirekten Besitz von mehr als 50% (in Worten: fünfzig Prozent) der stimmberechtigten Anteile eines Unternehmens oder, falls kein Besitz von mehr als 50% (in Worten: fünfzig Prozent) der stimmberechtigten Anteile dieses Unternehmens vorliegt, die Befugnis, direkt oder indirekt die Leitung und Strategie dieses Unternehmens zu bestimmen oder zu veranlassen. Zur Klarstellung: Holding-, Mutter-, Schwester- und Tochtergesellschaften werden als VERBUNDENE UNTERNEHMEN betrachtet.	“Affiliates” shall mean any business entity controlled by, controlling or under common control with a Party. For this purpose, “control” shall mean the direct or indirect ownership of more than 50% (in words: fifty percent) of the voting stock of a company, or in the absence of ownership of more than 50% (in words: fifty percent) of the voting stock of that company, the power, directly or indirectly, to direct or cause the direction of the management and policies of such company. For the sake of clarity, holding, parent, sister and subsidiary companies are considered to be Affiliates.
„VERKÄUFER“ bezeichnet einzeln und/oder gemeinsam VERKÄUFERIN 1, VERKÄUFER 2, VERKÄUFER 3, VERKÄUFER 4 und/oder VERKÄUFER 5.	“Seller” and/or “Sellers” shall mean Seller 1, Seller 2, Seller 3, Seller 4 and/or Seller 5 individually and/or collectively.

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„VERKÄUFERIN 1“ bezeichnet die [REDACTED].	“Seller 1” shall mean [REDACTED].
„VERKÄUFER 2“ meint [REDACTED].	“Seller 2” shall mean [REDACTED].
„VERKÄUFER 3“ meint [REDACTED].	“Seller 3” shall mean [REDACTED].
„VERKÄUFERVERTRETER“ hat die Ziffer 16.3 definierte Bedeutung.	“Sellers’ Agent” shall have the meaning set forth in Section 16.3.
„VERKÄUFERIN 4“ bezeichnet die [REDACTED].	“Seller 4” shall mean [REDACTED].
„VERKÄUFERIN 5“ bezeichnet die [REDACTED].	“Seller 5” shall mean [REDACTED].
„VERKAUFSOPTION“ hat die in Ziffer 4.2a) definierte Bedeutung.	“Put Option” shall have the meaning as set forth in Section 4.1a).
„VERKAUFTE ANTEILE“ hat die in Ziffer 2.3 definierte Bedeutung.	“Sold Shares” shall have the meaning as set forth in Section 2.3.
„VERTRAG“ meint diesen Kaufvertrag über 51,009% (in Worten: einundfünfzig Komma null null neun Prozent) der Geschäftsanteile der Remexian Pharma GmbH.	“Agreement” shall mean this purchase agreement for 51.009% (in words: fifty-one point zero zero nine percent) of the shares in Remexian Pharma GmbH.
„VERTRETER“ bezeichnet die Anteilseigner, VERBUNDENEN UNTERNEHMEN, Direktoren, leitenden Angestellten, Mitarbeiter, Vertreter, Investmentbanker, Anwälte, Wirtschaftsprüfer, Berater und andere Vertreter einer PARTEI.	“Representative” refers to shareholders, Affiliates, directors, officers, employees, representatives, investment bankers, attorneys, auditors, consultants, and other representatives of a Party.
„VOLLZUGSTAG“ hat die in Ziffer 6.1 definierte Bedeutung.	“Closing Date” shall have the meaning as set forth in Section 6.1.
„VWAP“ bezeichnet den volumengewichteten Durchschnittskurs der HIGH TIDE AKTIEN an der NASDAQ, vorbehaltlich eines Mindestpreises in Höhe des diskontierten Marktpreises (‚Discounted Market Price‘ wie von der BÖRSE definiert) am Tag vor der öffentlichen Bekanntgabe der jeweiligen Transaktionen, wie gemäß den Richtlinien der BÖRSE erforderlich.	“VWAP” shall mean the volume-weighted average trading price of the High Tide Shares on the NASDAQ, subject to a floor price equal to the Discounted Market Price (as defined by the Exchange) as of the date prior to the applicable transactions being publicly announced, as required pursuant to the policies of the Exchange.

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„WECHSELKURS“ bezeichnet den von der Bank of Canada am jeweiligen Stichtag veröffentlichten Wechselkurs USD/EUR.	“FX-Rate” shall mean the USD/EUR exchange rate published by the Bank of Canada on the applicable date.
„WESENTLICH NACHTEILIGE VERÄNDERUNG“ bezeichnet jedes Ereignis, jeden Umstand, jede Entwicklung, jede Veränderung oder jeden Zustand (einzeln oder in ihrer Gesamtheit), die bzw. der nach dem UNTERZEICHNUNGSTAG eintritt oder bekannt wird,	“Material Adverse Change” means any event, circumstance, development, change or condition (individually or taken together) that occurs or becomes known after the Signing Date
(i) und der eine wesentliche nachteilige Auswirkung auf die finanzielle Lage der GESELLSCHAFT hat, insbesondere, wenn EBITDA der GESELLSCHAFT für das Geschäftsjahr 2025 um mehr als 30 % gegenüber dem im letzten Jahresabschluss ausgewiesenen EBITDA sinkt; oder	(i) and that has a material adverse effect on the financial condition of the Company, in particular if the EBITDA of the Company for the fiscal year 2025 decreases by more than 30% compared to the EBITDA reported in the latest annual financial statements; or
(ii) im Falle der folgenden Umstände:	(ii) in case of the following:

• die Kündigung, das Auslaufen, die Nichtverlängerung oder sonstige Beendigung eines der in Anlage 1 aufgeführten WESENTLICHEN VERTRÄGE sofern dieser nicht innerhalb von 60 (sechzig) Tagen adäquat ersetzt wird;

• the termination, expiration, non-renewal or any other kind of termination of one of the Material Agreements listed in Exhibit 1 which is not adequately replaced within 60 (sixty) days;
• behördliche Maßnahmen, Verbote oder die Verweigerung von Genehmigungen oder Lizenzen, die den Geschäftsbetrieb der GESELLSCHAFT so wesentlich beeinträchtigen, dass der Geschäftsbetrieb nicht so wie am UNTERZEICHNUNGSTAG geführt fortgesetzt werden kann oder diesen rechtswidrig machen, sowie der Entzug bereits erteilter Genehmigungen, Erlaubnisse oder Lizenzen, die für den Geschäftsbetrieb erforderlich sind;	• regulatory actions, prohibitions, or denial of permits or licenses that materially impair or render unlawful the business operations of the Company in a way that the business of the company cannot be continued as operated on the Signing Date as well as revocation of any existing necessary approval, permit or license;

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• die Insolvenz der Gesellschaft oder deren dauerhafte Zahlungsunfähigkeit.	• the insolvency or permanent inability to meet payment obligations by the Company.
Zur Klarstellung gilt ein Ereignis nicht als WESENTLICHE NACHTEILIGE VERÄNDERUNG, soweit es unmittelbar und nachweislich zurückzuführen ist auf:	For clarification purposes, an event shall not constitute a Material Adverse Change to the extent it arises directly and demonstrably from:
(i) allgemeine wirtschaftliche oder finanzielle Rahmenbedingungen, oder	(i) general economic or financial conditions, or
(ii) höhere Gewalt, Pandemien, Krieg, Terrorismus, Straftaten Dritter (die nicht Angestellte oder Geschäftsführer der GESELLSCHAFT sind) oder Naturkatastrophen,	(ii) acts of God, pandemics, wars, terrorism, criminal offenses of third parties (who are not employees or managing directors of the company) or natural disasters,
(iii) überwiegend von der KÄUFERIN zu vertretende Umstände.	(iii) events mainly attributable to the Purchaser.
„WESENTLICHE ASPEKTE“ bezeichnet eine Tatsache, Handlung oder Unterlassung, die geeignet ist den Geschäftsbetrieb, die Vermögens-, Finanz- oder Ertragslage der GESELLSCHAFT oder die Fähigkeit der GESELLSCHAFT, zur ordnungsgemäßen Erfüllung ihrer vertraglichen Pflichten, nachteilig zu beeinflussen oder beeinflussen zu können.	“Material Respects” shall mean any fact, action or omission that is likely to adversely affect or influence the business operations, financial position or earnings of the Company or the Company’s ability to properly fulfill its contractual obligations.

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„WESENTLICHE VERTRÄGE“ und „WESENTLICHER VERTRAG“ haben die in Ziffer 7.12a) definierte Bedeutung.	„Material Agreements” and “Material Agreement” shall have the meaning as set forth in Section 7.12a).
„WESENTLICHE VERTRAGSPFLICHT“ hat die in Ziffer 7.12c) definierte Bedeutung.	“Material Contractual Obligation” shall have the meaning as set forth in Section 7.12c).

§ 2 Kaufgegenstand, Verkauf, Abtretung und aufschiebende Bedingungen // Purchased Item, Sale, Assignment and Conditions Precedent

2.1 Die VERKÄUFER sind die Gesellschafter und halten zusammen alle Geschäftsanteile an der Remexian Pharma GmbH, eine nach deutschem Recht gegründete Gesellschaft mit beschränkter Haftung mit Sitz in Ludwigsfelde, eingetragen im Handelsregister des Amtsgerichts Potsdam unter der Registernummer HRB 32927 P (nachfolgend „GESELLSCHAFT“). Das Stammkapital der GESELLSCHAFT beträgt EUR 27.564,00 (in Worten: siebenundzwanzigtausendfünfhundertvierundsechzig Euro) und ist eingeteilt in 27.564 (in Worten: siebenundzwanzigtausendfünfhundertvierundsechzig) Geschäftsanteile im Nennbetrag von jeweils EUR 1,00 (in Worten: ein Euro) (die „GESCHÄFTSANTEILE“) mit den laufenden Nummern 1 bis 27.564.	2.1 The Sellers are the shareholders of and together hold all shares in Remexian Pharma GmbH, a limited liability company established under German law with seat in Ludwigsfelde and registered with the commercial register of the local court Potsdam (the “Company”). The Company has a registered share capital of EUR 27,564.00 (in words: twenty-seven thousand five hundred sixty-four Euros), consisting of 27,564 (in words: twenty-seven thousand five hundred sixty-four) shares with a nominal amount of each EUR 1.00 (in words: one Euro) (the “Shares”) with the consecutive numbers 1 to 27,564.
Die Einzelnen VERKÄUFER halten dabei im Einzelnen am UNTERZEICHNUNGSTAG folgende GESCHÄFTSANTEILE:	The individual Sellers hold the following Shares on the Signing Date:
a) VERKÄUFERIN 1 hält mit [REDACTED] (in Worten: [REDACTED]) GE-SCHÄFTSANTEILEN [REDACTED] (in Worten: [REDACTED]) der GESCHÄFTSANTEILE, genauer die GESCHÄFTSANTEILE mit den laufenden Nummern [REDACTED]bis [REDACTED].	a) Seller 1 holds with [REDACTED] (in words: [REDACTED]) Shares [REDACTED] (in words: [REDACTED]) of the Shares, namely the Shares with the consecutive numbers [REDACTED]to [REDACTED].

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b) VERKÄUFER 2 hält mit [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILEN [REDACTED] (in Worten: [REDACTED]) der GESCHÄFTSANTEILE, genauer die GESCHÄFTSANTEILE mit den laufenden Nummern [REDACTED]bis [REDACTED].	b) Seller 2 holds with [REDACTED] (in words: [REDACTED) Shares [REDACTED] (in words: [REDACTED]) of the Shares, namely the Shares with the consecutive numbers [REDACTED] to [REDACTED].
c) VERKÄUFER 3 hält mit [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILEN [REDACTED] (in Worten: [REDACTED]) der GESCHÄFTSAN-TEILE, genauer die GESCHÄFTSANTEILE mit den laufenden Nummern [REDACTED] bis [REDACTED].	c) Seller 3 holds with [REDACTED] (in words: [REDACTED]) Shares [REDACTED] (in words: [REDACTED]) of the Shares, namely the Shares with the consecutive numbers [REDACTED] to [REDACTED].
d) VERKÄUFERIN 4 hält mit [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSAN-TEILEN [REDACTED] (in Worten: [REDACTED]) der GESCHÄFTSANTEILE, genauer die GESCHÄFTSANTEILE mit den laufenden Nummern [REDACTED] bis [REDACTED].	d) Seller 4 holds with [REDACTED] (in words: one thousand two hundred fifty) Shares [REDACTED] (in words: [REDACTED]) of the Shares, namely the Shares with the consecutive numbers [REDACTED] to [REDACTED].
e) VERKÄUFERIN 5 hält mit [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSAN-TEILEN [REDACTED] (in Worten: [REDACTED]) der GESCHÄFTSANTEILE, genauer die GESCHÄFTSANTEILE mit den laufenden Nummern [REDACTED] bis [REDACTED].	e) Seller 5 holds with [REDACTED] (in words: [REDACTED]) Shares [REDACTED] (in words: [REDACTED]) of the Shares, namely the Shares with the consecutive numbers [REDACTED] to [REDACTED].

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2.2 Die PARTEIEN sind sich einig, dass die GESCHÄFTSANTEILE das GESCHÄFT der GESELLSCHAFT umfassen. „GESCHÄFT“ bezeichnet die GESCHÄFTSANTEILE sowie das Geschäft der GESELLSCHAFT bezüglich Import, Lagerhaltung, Vertriebstätigkeiten, Vermarktung von medizinischem Cannabis und verwandten Produkten.	2.2 The Parties agree that the Shares shall comprise the Business of Company. “Business” shall mean the Shares as well as the business of Company concerning import, warehousing, distribution operations, marketing of medical cannabis and related products.
2.3 Die VERKÄUFER bieten hiermit der KÄUFERIN zusammen 51,009% (in Worten: einundfünfzig Komma null null neun Prozent) der GESCHÄFTSANTEILE, d.h. 14.060 (in Worten: vierzehntausendsechzig) GESCHÄFTSANTEILE zum Kauf wie folgt zu den in diesem VERTRAG festgelegten Konditionen an:	2.3 The Sellers together hereby offer 51.009% (in words: fifty-one point zero zero nine percent) of the Shares, to the Purchaser for sale, i.e. 14,060 (in words: fourteen thousand sixty) Shares to the conditions laid down in this Agreement as follows:
a) VERKÄUFERIN 1 bietet hiermit der KÄUFERIN [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILE zum Kauf an, genauer die GESCHÄFTSANTEILE mit der laufenden Nummer [REDACTED] bis [REDACTED]. Die KÄUFERIN nimmt das Angebot zum Kauf hiermit an.	a) Seller 1 herewith offers the Purchaser [REDACTED] (in words: [REDACTED]) Shares for sale, specifically the Shares with the consecutive numbers [REDACTED] to [REDACTED]. The Purchaser hereby accepts the offer to purchase.
b) VERKÄUFER 2 bietet der KÄUFERIN [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILE zum Kauf an, genauer die GESCHÄFTSANTEILE mit der laufenden Nummer [REDACTED] bis [REDACTED]. Die KÄUFERIN nimmt das Angebot zum Kauf hiermit an.	b) Seller 2 herewith offers the Purchaser [REDACTED] (in words: [REDACTED]) Shares for sale, specifically the Shares with the consecutive numbers [REDACTED] to [REDACTED]. The Purchaser hereby accepts the offer to purchase.

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c) VERKÄUFER 3 bietet der KÄUFERIN [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILE zum Kauf an, genauer die GESCHÄFTSANTEILE mit der laufenden Nummer [REDACTED] bis [REDACTED]. Die KÄUFERIN nimmt das Angebot zum Kauf an.	c) Seller 3 herewith offers the Purchaser [REDACTED] (in words: [REDACTED]) Shares for sale, specifically the Shares with the consecutive numbers [REDACTED] to [REDACTED]. The Purchaser hereby accepts the offer to purchase.
d) VERKÄUFERIN 4 bietet der KÄUFERIN [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILE zum Kauf an, genauer die GESCHÄFTSANTEILE mit der laufenden Nummer [REDACTED] bis [REDACTED]. Die KÄUFERIN nimmt das Angebot zum Kauf hiermit an.	d) Seller 4 herewith offers the Purchaser [REDACTED] (in words: [REDACTED]) Shares for sale, specifically the Shares with the consecutive numbers [REDACTED] to [REDACTED]. The Purchaser hereby accepts the offer to purchase.
e) VERKÄUFERIN 5 bietet der KÄUFERIN [REDACTED] (in Worten: [REDACTED]) GESCHÄFTSANTEILE zum Kauf an, genauer die GESCHÄFTSANTEILE mit der laufenden Nummer [REDACTED] bis [REDACTED]. Die KÄUFERIN nimmt das Angebot zum Kauf hiermit an.	e) Seller 5 herewith offers the Purchaser [REDACTED] (in words[REDACTED]) Shares for sale, specifically the Shares with the consecutive numbers [REDACTED] to [REDACTED]. The Purchaser hereby accepts the offer to purchase.
Die unter Ziffer 2.3 a) bis e) genannten GESCHÄFTSANTEILE werden nachfolgend auch als „VERKAUFTE ANTEILE“ bezeichnet.	The Shares referred to in Sections 2.3 a) to e) are hereinafter also referred to as “Sold Shares”.
2.4 Der Verkauf erfolgt jeweils einschließlich des Gewinnbezugsrechts für die VERKAUFTEN ANTEILE ab dem VOLLZUGSTAG. Die PARTEIEN vereinbaren hiermit, dass die Abtretung der VERKAUFTEN ANTEILE mit wirtschaftlicher Wirkung zu 0:00 Uhr des Tages, der auf den VOLLZUGSTAG folgt, und alle Gewinne ab diesem Zeitpunkt bezüglich der VERKAUFTEN ANTEILE der KÄUFERIN zustehen.	2.4 The Shares are each sold with all dividend rights pertaining to the Sold Shares from the Closing Date. The Parties hereby agree that the assignment of Sold Shares shall take economic effect at 0:00 o’clock of the day following the Closing Date and the Purchaser shall be entitled to all dividend rights concerning the Sold Shares from that point in time.

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2.5 Jeder VERKÄUFER tritt hiermit seine jeweiligen gem. Ziffer 2.3 VERKAUFTEN ANTEILE an die dies annehmenden KÄUFERIN ab. Die Abtretung erfolgt unter der aufschiebenden Bedingung, dass alle in Ziffer 6.2 aufgeführten aufschiebenden Bedingungen eingetreten sind und die VERKÄUFER danach durch Vorlage einer entsprechenden schriftlichen Erklärung nach BESTEM WISSEN der VERKÄUFER erklärt haben, dass keine WESENTLICH NACHTEILIGE VERÄNDERUNG, die nicht bereits in diesem VERTRAG berücksichtigt wurde, seit dem UNTERZEICHNUNGSTAG eingetreten oder aufgrund konkreter Umstände, die der KÄUFERIN nicht auch bekannt sind, absehbar ist. Zur Klarstellung: im Falle einer WESENTLICHEN NACHTEILIGEN VERÄNDERUNG aufgrund eines Ereignisses eine AMRadV-Zulassung betreffend, für die eine GARANTIE gem. Ziffer 7.14c) oder eine Freistellung gem. Ziffer 12.1a) gilt, ist es unerheblich, dass sie in diesem Vertrag berücksichtigt oder die KÄUFERIN ggf. auch Kenntnis von dem Umstand hatte. Die PARTEIEN verpflichten sich, den Notar unverzüglich nach Eintritt aller aufschiebenden Bedingungen zu benachrichtigen. Der Notar darf die Einreichung der aktualisierten Gesellschafterliste zum Handelsregister erst veranlassen, wenn die PARTEIEN übereinstimmend schriftlich erklärt haben, dass alle aufschiebenden Bedingungen gem. Ziffer 6.2 erfüllt sind und die KÄUFERIN schriftlich bestätigt hat, dass kein Fall der Ziffer 6.3 vorliegt.	2.5 Each Seller hereby assigns its respective Sold Shares in accordance with Section 2.3 to the Purchaser, who accepts this assignment. The assignment is subject to the condition precedent that all conditions precedent listed in Section 6.2 have been fulfilled and the Sellers have thereafter declared to the Sellers’ Best Knowledge by submitting a corresponding written confirmation that no Material Adverse Change that has not already been addressed in this Agreement has occurred since the Signing Date or is due to specific circumstances that are not also known to the PURCHASER foreseeable. For clarification purposes: In the event of a Material Adverse Change due to an event affecting an AMRadV approval for which a Warranty pursuant to Section 7.14c) or an exemption pursuant to Section 12.1a) applies, it is irrelevant that this was taken into account in this Agreement or that the Purchaser was aware of the circumstances. The Parties undertake to notify the notary immediately after all conditions precedent have been fulfilled. The notary may only arrange for the updated list of shareholders to be submitted to the commercial register if the Parties have declared in writing that they agree that all conditions precedent pursuant to Section 6.2 have been fulfilled and the Purchaser has confirmed in writing that none of the cases specified in Section 6.3 apply.

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2.6 Die GESELLSCHAFT und die Gesellschafterversammlung der GESELLSCHAFT haben dem Verkauf und der Abtretung der VERKAUFTEN ANTEILE bereits zugestimmt. Eine beglaubigte Abschrift der Zustimmungserklärung der GESELLSCHAFT sowie des Beschlusses der Gesellschafter- versammlung der GESELLSCHAFT sind als Anlage 2.6 beigefügt.	2.6 Company and the meeting of shareholders of Company have already consented to the sale and assignment of the Sold Shares. A certified copy of the declaration of consent of Company and of the shareholders’ resolution of Company are attached hereto in Exhibit 2.6.

§ 3 Kaufpreis, Art der Zahlung, Ablösung von Gesellschafterdarlehen //
Purchase Price; Kind of Payment; Settlement of Intercompany Loans

3.1 Der vorläufig geschätzte Kaufpreis für die VERKAUFTEN ANTEILE beträgt EUR 27.243.119,00 (in Worten: siebenundzwanzig Millionen zweihundertdreiundvierzigtausend-einhundertneunzehn Euro).	3.1 The preliminary estimated purchase price shall be EUR 27.243.119,00 (in words: twenty-seven million two hundred forty-three thousand one hundred nineteen Euros).
3.2 Der in Ziffer 3.1 vorläufig geschätzte Kaufpreis wird um den Saldo aus den bei der GESELLSCHAFT vorhandenen liquiden Mitteln abzüglich der bestehenden Verbindlichkeiten der GESELLSCHAFT nach Maßgabe des Berechnungsschema in Anlage 3.2 zum BWA STICHTAG angepasst. Auf der Grundlage der Zahlen zum 31. März 2025 beträgt der vorläufige Kaufpreis für die VERKAUFTEN ANTEILE („VORLÄUFIGE KAUFPREIS“) daher voraussichtlich insgesamt EUR 26.393.877,00 (in Worten: sechsundzwanzig Millionen dreihundertdreiundneunzigtausend achthundertsiebenundsiebzig Euro).	3.2 The preliminary estimated purchase price stipulated in Section 3.1 will be adjusted in accordance with the calculation scheme in Exhibit 3.2 by the balance of the cash and cash equivalents held by the Company less the existing liabilities of the Company as of the BWA Cut-Off Date. On the basis of the figures as of 31 March 2025, the preliminary purchase price for the Sold Shares (the “Preliminary Purchase Price”) is therefore expected to be EUR 26,393,877.00 (in words: twenty-six million three hundred ninety-three thousand eight hundred seventy-seven Euros in total.
Davon erhalten die einzelnen VERKÄUFER:	Of this amount, the following amounts will be received by the individual Sellers:

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a) VERKÄUFERIN 1 hat mit den von ihr verkauften GESCHÄFTSANTEILEN gemäß Ziffer 2.3a) einen Anteil an der Gesamtanzahl der VERKAUFTEN ANTEILE von [REDACTED] (in Worten: [REDACTED]) und erhält damit von dem VORLÄUFIGEN KAUFPREIS EUR [REDACTED] (in Worten: [REDACTED]).	a) With the numbers of Shares sold by Seller 1 it in accordance with Section 2.3a), has a share of [REDACTED] (in words: [REDACTED]) of the total number of Sold Shares and shall therefore receive EUR [REDACTED] (in words[REDACTED]) of the Preliminary Purchase Price.
b) VERKÄUFER 2 hat mit den von ihm verkauften GESCHÄFTSANTEILEN gemäß Ziffer 2.3b) einen Anteil an der Gesamtanzahl der VERKAUFTEN ANTEILE von [REDACTED] (in Worten: [REDACTED]) und erhält damit von dem VORLÄUFIGEN KAUFPREIS EUR [REDACTED] (in Worten: [REDACTED]).	b) With the numbers of Shares sold by Seller 2 it in accordance with Section 2.3b), has a share of [REDACTED] (in words: [REDACTED]) of the total number of Sold Shares and shall therefore receive EUR [REDACTED] (in words: [REDACTED]) of the Preliminary Purchase Price.
c) VERKÄUFER 3 hat mit den von ihm verkauften GESCHÄFTSANTEILEN gemäß Ziffer 2.3c) einen Anteil an der Gesamtanzahl der VERKAUFTEN ANTEILE von [REDACTED] (in Worten: [REDACTED]) und erhält damit von dem VORLÄUFIGEN KAUFPREIS EUR [REDACTED] (in Worten: [REDACTED]).	c) With the numbers of Shares sold by Seller 3 it in accordance with Section 2.3c), has a share of [REDACTED] (in words: [REDACTED]) of the total number of Sold Shares and shall therefore receive EUR [REDACTED] (in words: [REDACTED]) of the Preliminary Purchase Price.
d) VERKÄUFERIN 4 hat mit den von ihr verkauften GESCHÄFTSANTEILEN gemäß Ziffer 2.3a) einen Anteil an der Gesamtanzahl der VERKAUFTEN ANTEILE von [REDACTED] (in Worten: [REDACTED]) und erhält damit von dem VORLÄUFIGEN KAUFPREIS EUR 1[REDACTED] (in Worten: [REDACTED]).	d) With the numbers of Shares sold by Seller 4 it in accordance with Section 2.3a), has a share of [REDACTED] (in words: [REDACTED]) of the total number of Sold Shares and shall therefore receive EUR [REDACTED] (in words: [REDACTED]) of the Preliminary Purchase Price.

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e) VERKÄUFERIN 5 hat mit den von ihr verkauften GESCHÄFTSANTEILEN gemäß Ziffer 2.3a) einen Anteil an der Gesamtanzahl der VERKAUFTEN ANTEILE von [REDACTED] (in Worten: [REDACTED]) und erhält damit von dem Gesamtkaufpreis EUR [REDACTED] (in Worten: eine Million [REDACTED]).	e) With the numbers of Shares sold by Seller 5 it in accordance with Section 2.3a), has a share of [REDACTED] (in words: [REDACTED]) of the total number of Sold Shares and shall therefore receive EUR [REDACTED] (in words: [REDACTED]) of the Preliminary Purchase Price.
3.3 Der VORLÄUFIGE KAUFPREIS wird um den Saldo aus den bei der GESELLSCHAFT vorhandenen liquiden Mittel abzüglich der bestehenden Verbindlichkeiten der GESELLSCHAFT nach Maßgabe des Berechnungsschema in Anlage 3.2 zum BWA STICHTAG entsprechend angepasst.	3.3 The Preliminary Purchase Price will be adjusted in accordance with the calculation scheme in Exhibit 3.2 by the balance of the cash and cash equivalents held by the Company less the liabilities of the Company as of the BWA Cut-Off Date.
3.4 Der VORLÄUFIGE KAUFPREIS ist jeweils wie folgt zu zahlen:	3.4 The Preliminary Purchase Price is to be paid in each case as follows:
a) 42% (in Worten: zweiundvierzig Prozent) des jeweiligen VORLÄUFIGEN KAUFPREISES sind in HIGH TIDE AKTIEN zu zahlen.	a) In each case 42% (in words: forty-two percent) of the Preliminary Purchase Price is to be paid in High Tide Shares.
Dies bedeutet, dass auf Grundlage des gem. Ziffer 3.2 geschätzten VORLÄUFIGEN KAUFPREISES von EUR 26.393.877,00 (in Worten: sechsundzwanzig Millionen dreihundertdreiundneunzigtausend achthundertsiebenundsiebzig Euro) ein Gesamtbetrag von EUR 11.085.428,34 (in Worten: elf Millionen fünfundachtzigtausend vierhundertachtundzwanzig Euro und vierunddreißig Cent) in HIGH TIDE AKTIEN zu zahlen ist.	This means that, based on the Preliminary Purchase Price of EUR 26,393,877.00 (in words: twenty-six million three hundred ninety-three thousand eight hundred seventy-seven Euros) estimated in accordance with Section 3.2, the total amount of EUR 11,085,428.34 (in words: eleven million eighty-five thousand four hundred twenty-eight Euros and thirty-four Cents) is payable in High Tide Shares.
Die genauen Beträge, die auf Grundlage der jeweils VERKAUFTEN ANTEILE gem. Ziffer 3.2 a) bis e) in HIGH TIDE AKTIEN an die jeweiligen VERKÄUFER zu zahlen sind, ergeben sich aus der Tabelle in Anlage 3.4.	The exact amounts to be paid in High Tide Shares to the respective Sellers on the basis of the Sold Shares in accordance with Section 3.2 a) to e) are set out in the table in Exhibit 3.4.

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Der Preis der HIGH TIDE AKTIEN wird auf der Grundlage eines angenommenen Preises pro HIGH TIDE AKTIE berechnet, der dem 10-Tage-VWAP entspricht. Die Umrechnung erfolgt auf der Grundlage des durchschnittlichen USD/EUR-Wechselkurses, der von der Bank of Canada in den letzten 10 (zehn) Handelstage an der BÖRSE vor der öffentlichen Bekanntgabe der TRANSAKTION veröffentlicht wird.

The price of the High Tide Shares will be calculated on the basis of a deemed price per High Tide Share equal to the 10 -Day VWAP. The conversion is based on the average USD/EUR exchange rate posted by the Bank of Canada as of the last 10 (ten) trading days on the Exchange prior to publicly announcing the Transaction.

Die PARTEIEN sind sich einig, dass wenn aufgrund des obenstehend berechneten Preises der HIGH TIDE AKTIEN dieser nicht genau den 42% (in Worten: zweiundvierzig Prozent) des jeweiligen VORLÄUFIGEN KAUFPREISES entspricht, wird die Differenz dem jeweiligen VENDOR LOAN (siehe Ziffer 3.4c)) zugeschlagen.	The Parties agree that if, based on the above calculation of the price of the Shares, this does not correspond exactly to 42% (in words: forty-two percent) of the respective Preliminary Purchase Price, the difference shall be added to the respective Vendor Loan (see Section 3.4c)).
Die VERKÄUFER werden der KÄUFERIN rechtzeitig ihre jeweiligen Depotnummern übermitteln.	The Sellers shall provide the Purchaser with their respective deposit account numbers in good time.
b) 29% (in Worten: neunundzwanzig Prozent) des jeweiligen VORLÄUFIGEN KAUFPREISES sind in bar auf ein von dem jeweiligen VERKÄUFER anzugebendes Bankkonto zu zahlen.	b) In each case, 29% (in words: twenty-nine percent) of the Preliminary Purchase Price is to be paid in cash to a bank account stated by the respective Seller.

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Dies bedeutet, dass auf Grundlage des gem. Ziffer 3.2 geschätzten VORLÄUFIGEN KAUFPREIS von EUR 26.393.877,00 (in Worten: sechsundzwanzig Millionen dreihundertdreiundneunzigtausend achthundertsiebenundsiebzig Euro) ein Gesamtbetrag von EUR 7.654.224,33 (in Worten: sieben Millionen sechshundertvierundfünfzigtausendzweihundertvierundzwanzig Euro und dreiunddreißig Cent) in bar zu zahlen ist.	This means that, based on the estimated Preliminary Purchase Price of EUR 26,393,877.00 (in words: twenty-six million three hundred ninety-three thousand eight hundred seventy-seven Euros) estimated in accordance with Section 3.2, the total amount of EUR 7,654,224.33 (in words: seven million six hundred fifty-four thousand two hundred twenty-four Euros and thirty-three Cents) is payable in cash.
Die genauen Beträge, die auf Grundlage der jeweils VERKAUFTEN ANTEILE gem. Ziffer 3.2 a) bis e) in bar an die jeweiligen VERKÄUFER zu zahlen sind, ergeben sich aus der Tabelle in Anlage 3.4.	The exact amounts to be paid in cash to the respective Sellers on the basis of the Sold Shares in accordance with Section 3.2 a) to e) are set out in the table in Exhibit 3.4.
c) Über 29% (in Worten: neunundzwanzig Prozent) des jeweiligen VORLÄUFIGEN KAUFPREISES gewähren die VERKÄUFER der KÄUFERIN je ein anteiliges Darlehen nach Maßgabe des in Anlage 3.4c) beigefügten Entwurfs, das am 31. Dezember 2029 fällig wird, mit einem annualisierten Zinssatz von 7% (in Worten: sieben Prozent) (jährlich zu zahlen), wobei das Darlehen jederzeit ohne Vorfälligkeitsentschädigung vorzeitig rückzahlbar ist (jedes dieser Darlehen eines VERKÄUFERS wird nachfolgend als “VENDOR LOAN” bezeichnet).	c) The Sellers each grant to the Purchaser a loan in the amount of 29% (in words: twenty-nine percent) of the respective Preliminary Purchase Price as attached hereto as Exhibit 3.4c) which matures on December 31, 2029, bearing 7% (in words: seven percent) annualized interest (paid annually), prepayable at any time without penalty (each of such seller loans is hereinafter referred to as “Vendor Loan”).

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Dies bedeutet, dass auf Grundlage des gem. Ziffer 3.2 VORLÄUFIGEN KAUFPREIS von EUR 26.393.877,00 (in Worten: sechsundzwanzig Millionen dreihundertdreiundneunzigtausend achthundertsiebenundsiebzig Euro) ein Gesamtbetrag von EUR 7.654.224,33 (in Worten: sieben Millionen sechshundertvierundfünfzigtausendzweihundertvierundzwanzig Euro und dreiunddreißig Cent) in Form des VENDOR LOANS zu zahlen ist.	This means that, based on the total purchase price of EUR 26,393,877.00 (in words: twenty-six million three hundred ninety-three thousand eight hundred seventy-seven Euros) estimated in accordance with Section 3.2, the total amount of EUR 7,654,224.33 (in words: seven million six hundred fifty-four thousand two hundred twenty-four Euros and thirty-three Cents) is payable via Vendor Loan.
Die genauen Beträge, die auf Grundlage der jeweils VERKAUFTEN ANTEILE gem. Ziffer 3.2 a) bis e) in Form eines VENDOR LOANS an die jeweiligen VERKÄUFER zu zahlen sind, ergeben sich aus der Tabelle in Anlage 3.4.	The exact amounts to be paid via Vendor Loan to the respective Sellers on the basis of the Sold Shares in accordance with Section 3.2 a) to e) are set out in the table in Exhibit 3.4.
3.5 Sofern das NETTOUMLAUF-VERMÖGEN der GESELLSCHAFT in der BWA am BWA STICHTAG über dem durchschnittlichen Bestand der letzten 6 (sechs) Monate bis 31. März 2025 liegt, erhalten die VERKÄUFER eine Gutschrift in Höhe von 50% (in Worten: fünfzig Prozent) der Differenz zum Durchschnitt der 6 (sechs) Monate, im Verhältnis zu dem prozentualen Anteil der von ihnen jeweils VERKAUFTEN ANTEILE. Dieser Betrag wird nach Maßgabe von Ziff. 3.9 behandelt.	3.5 To the extent the Business comes with Net Working Capital according to the BWA on the BWA Cut-Off Date which is in excess of the average level carried during the 6 (six) months ended 31 March 2025, the Sellers will be provided with a credit of 50% (in words: fifty percent) of the difference versus the 6 (six) month average in proportion to the percentage of Sold Shares sold by the respective Seller. This amount will be treated according to Section 3.9.
3.6 Sofern das NETTOUMLAUF- VERMÖGEN unter dem durchschnittlichen Bestand der letzten 6 (sechs) Monate bis 31. März 2025 liegt, erhält die KÄUFERIN eine Gutschrift in Höhe von 50% (in Worten: fünfzig Prozent) der Differenz zum Durchschnitt der 6 (sechs) Monate gesamtschuldnerisch von den VERKÄUFERN. Dieser Betrag wird nach Maßgabe von Ziff. 3.9 behandelt.	3.6 To the extent the Business comes with Net Working Capital at the Closing Date which is below the average level carried during the 6 (six) months ended 31 March 2025, the Purchaser will be provided with a credit of 50% (in words: fifty percent) of the difference versus the 6 (six) month average, jointly and severally by the Sellers. This amount will be treated according to Section 3.9

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3.7 Die VERKÄUFER werden der KÄUFERIN spätestens 8 (acht) BANKARBEITSTAGE vor dem VOLLZUGSTAG eine angemessene spezifizierte Schätzung des VORLÄUFIGEN KAUFPREISES für die VERKAUFTEN ANTEILE zuleiten, zusammen mit einem Nachweis der die dieser Schätzung zugrunde liegenden Zahlen ausreichend belegt. Die KÄUFERIN ist berechtigt diese Schätzung zu überprüfen; die VERKÄUFER werden vor dem VOLLZUGSTAG vorgebrachte Einwendungen der KÄUFERIN angemessen berücksichtigen und die Schätzung ggf. anpassen. Der ermittelte Betrag wird nachfolgend als der „SPEZIFIZIERTER VORLÄUFIGER KAUFPREIS“ bezeichnet. Können sich die PARTEIEN nicht auf einen SPEZIFIZIERTEN VORLÄUFIGEN KAUFPREIS bis zum VOLLZUGSTAG einigen und liegt dieser über dem VORLÄUFIGEN KAUFPREIS, so ist anstelle des SPEZIFIZIERTEN VORLÄUFIGEN KAUFPREISES der VORLÄUFIGE KAUFPREIS wie in Ziffer 3.8 dargelegt zu zahlen, bis eine endgültige Prüfung der BWA durch einen unabhängigen Wirtschaftsprüfer oder gemäß den Vorgaben der Ziffer 5.4 den ENDGÜLTIGEN KAUFPREIS belegt.	3.7 The Sellers shall deliver to the Purchaser, not later than 8 (eight) Banking Business Days prior to the Closing Date, a reasonably specified good faith estimate of the Preliminary Purchase Price for the Sold Shares together with sufficient evidence to substantiate the figures on which this estimate is based. The Purchaser shall be entitled to review such estimate, and the Sellers shall duly take into account any objections the Purchaser may have prior to the Closing Date and adjust the estimate, if necessary. The amount so determined is referred to herein as the „Specified Preliminary Purchase Price“. If the Parties are unable to agree on a Specified Preliminary Purchase Price by the Closing Date and if the Specified Preliminary Purchase Price exceeds the Preliminary Purchase Price, the Preliminary Purchase Price as set out in Section 3.8 shall be paid instead of the Specified Preliminary Purchase Price until a final audit of the BWA by an independent auditor or in accordance with the provisions of Section 5.4 confirms the Final Purchase Price.
3.8 Die KÄUFERIN wird den SPEZIFIZIERTEN VORLÄUFIGEN KAUFPREIS wie folgt an die jeweiligen VERKÄUFER zahlen:	3.8 The Purchaser shall pay the Specified Preliminary Purchase Price to the respective Sellers as follows:
a) gemäß Ziffer 3.4a) in Höhe von 42% (in Worten: zweiundvierzig Prozent) durch Ausgabe von HIGH TIDE AKTIEN innerhalb von 2 (zwei) BANKARBEITSTAGEN nach dem VOLLZUGSTAG, vorausgesetzt die BÖRSE hat ihre Genehmigung hierzu erteilt.	a) pursuant to Section 3.4a) in the amount of 42% (in words: forty-two percent) by issuing High Tide Shares within 2 (two) Banking Business Days following the Closing Date, provided the Exchange has given its respective consent..

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b) gemäß Ziffer 3.4b) in Höhe von 29% (in Worten: neunundzwanzig Prozent) in bar durch Überweisung am VOLLZUGSTAG (mit Wertstellung zum selben Tag) unwiderruflich auf das in Anlage 3.8b) jeweils angegebene Konto des jeweiligen VERKÄUFERS.	b) pursuant to Section 3.4b) in the amount of 29% (in words: twenty-nine percent) in cash on the Closing Date (with the same value date) by irrevocable wire transfer to the account of the respective Sellers as stipulated in Exhibit 3.8b).
c) gemäß Ziffer 3.4c) in Höhe von 29% (in Worten: neunundzwanzig Prozent) durch Aushändigung des jeweiligen VENDOR LOANS an den jeweiligen VERKÄUFER am VOLLZUGSTAG.	c) in accordance with Section 3.4c) in the amount of 29% (in words: twenty-nine percent) by handing over the respective Vendor Loan to the respective Seller on the Closing Date.
3.9 Der Differenzbetrag zwischen dem gem. § 5 ermittelten ENDGÜLTIGEN KAUFPREIS und dem SPEZIFIZIERTEN VORLÄUFIGEN KAUFPREIS ist in bar durch unwiderrufliche Überweisung an die VERKÄUFER zu bezahlen bzw. ist in bar durch unwiderrufliche Überweisung durch die VERKÄUFER zu bezahlen. Eine Zahlung des Differenzbetrages ist durch die KÄUFERIN jedoch nur bis zu einer Gesamthöhe von EUR 1.000.000,00 (in Worten: eine Million Euro) in bar zu leisten. Übersteigt der Differenzbetrag diese Summe, so wird dieser Differenzbetrag dem jeweiligen in Ziffer 3.4c) genannten VENDOR LOAN mit hinzugefügt, jedoch mit einer abweichenden Laufzeit von einem Jahr ab Hinzufügen des Betrages, oder durch Ausgabe eines separaten Vendor Loans in entsprechender Höhe und einer Laufzeit von einem Jahr bezahlt.	3.9 Any difference between the Final Purchase Price, as determined pursuant to § 5, and the Specified Preliminary Purchase Price, shall be paid in cash by irrevocable bank wire transfer to the Sellers or is to be paid in cash by bank wire transfer by the Sellers to the Purchaser. However, the Purchaser shall only be required to pay the difference in cash up to a total amount of EUR 1,000,000.00 (in words: one million Euros). If the difference exceeds this amount, it shall be added to the respective Vendor Loan referred to in Section 3.4c) with a different term of 1 (one) year from the date of addition of the amount, or by issuing a separate vendor Loan for the corresponding amount and with a term of 1 (one) year.
3.10 Jeweils der Teil der VERKAUFTEN ANTEILE eines VERKÄUFERS, der sich auf das jeweilige VENDOR LOAN bezieht, wird mit dem als Anlage 3.10 beigefügten Verpfändungsvertrag bis zur vollständigen Zahlung an den jeweiligen VERKÄUFER verpfändet.	3.10 The portion of Sold Shares of a Seller relating to the respective Vendor Loan will be pledged with the pledge agreement attached as Exhibit 3.10 to the respective Sellers until full payment is made.

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3.11 Die PARTEIEN gehen davon aus, dass auf den KAUFPREIS keine Umsatzsteuer zu zahlen ist. Keine PARTEI wird zur Zahlung von Umsatzsteuer optieren. Sollte die Finanzverwaltung davon ausgehen, dass auf den KAUFPREIS Umsatzsteuer zu entrichten ist, ist diese zusätzlich zu dem KAUFPREIS durch die KÄUFERIN, nach Vorlage ordnungsgemäßer Rechnungen durch die VERKÄUFER zu bezahlen.	3.11 The Parties assume that the Purchase Price shall not be subject to VAT. No Party shall opt for the payment of VAT. If the tax authorities assume that VAT is to be paid on the Final Purchase Price, this is to be paid by the Purchaser in addition to the Final Purchase Price, after submission of proper invoices by the Sellers.
3.12 Die KÄUFERIN hat Anspruch auf eine Anpassung des ENDGÜLTIGEN KAUFPREISES unter folgenden Voraussetzungen:	3.12 The Purchaser is entitled to an adjustment of the Final Purchase Price under the following conditions:
a) Voraussetzungen der Kaufpreisanpassung	a) Requirements for Purchase Price adjustment
(i) Bis zum 31.07.2026 tritt folgende inhaltliche Änderung des MedCanG oder vergleichbare Änderungen mit vergleichbaren Effekten in der Praxis im Zusammenhang mit dem Referentenentwurf des Bundesministeriums für Gesundheit vom 14.07.2025 in Kraft:	(i) By July 31, 2026, the following substantive amendment to the MedCanG or any similar amendments having comparable effects in practice will come into force in connection with the draft bill of the Federal Ministry of Health dated July 14, 2025:
• Erforderlichkeit eines persönlichen Arztkontaktes des Patienten vor der Erstverschreibung von Cannabisblüten und Erforderlichkeit eines weiteren persönlichen Arztkontaktes (der identisch mit dem Arzt der Erstverschreibung ist) für alle oder einzelne Folgeverschreibungen, und	• Requirement for the patient to have a personal consultation with a doctor before the initial prescription of cannabis flowers and requirement for a further personal consultation with a doctor (who must be the same doctor who issued the initial prescription) for any or all subsequent prescriptions, and

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• Verbot des Inverkehrbringens von Cannabisblüten im Wege des Versandes nach § 43 I 1 AMG	• Prohibition on the marketing of cannabis flowers by mail order pursuant to Section 43 I 1 AMG
(„GESETZESÄNDERUNG“), und	(“Law Change”), and
(ii) Das EBITDA der GESELLSCHAFT in den 12 (zwölf) vollen Kalendermonaten nach Inkrafttreten der Gesetzesänderung („ÄNDERUNGS-EBITDA“) im Vergleich zu dem EBITDA der GESELLSCHAFT in den 12 (zwölf) vollen Kalendermonaten vor Inkrafttreten der Gesetzesänderung („REFERENZ-EBITDA“) verschlechtert sich zu mindestens 90% (in Worten: neunzig Prozent) wegen der GESETZESÄNDERUNG und in unmittelbarem Zusammenhang mit der GESETZESÄNDERUNG um mehr als 30% (in Worten: dreißig Prozent) („EBITDA-VERSCHLECHTERUNG“), und	(ii) The EBITDA of the COMPANY in the 12 (twelve) full calendar months after the law change takes effect (“Change EBITDA”) compared to the EBITDA of the Company in the 12 (twelve) full calendar months before the law change takes effect (“Reference EBITDA”) deteriorates by at least 90% (in words: ninety percent) due to the Law Change and in direct connection with the Law Change by more than 30% (in words: thirty percent) (“EBITDA Deterioration”),
(iii) die GESELLSCHAFT erreicht in den 12 (zwölf) Kalendermonaten nach Ablauf des Zeitraums für die Ermittlung des ÄNDERUNGS-EBITDA nicht wieder mindestens 70% (in Worten: siebzig Prozent) des REFERENZ-EBITDA.	(iii) the Company is unable to achieve 70% (in words: seventy percent) of the Reference EBITDA in the 12 (twelve) calendar months following the end of the period for determining of the Change EBITDA.

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b) Berechnung der Kaufpreisanpassung	b) Calculation of the purchase price adjustment
(i) EBITDA-VERSCHLECHTERUNG beträgt mehr als 30% (in Worte: dreißig Prozent) bis zu 40% (in Worte: vierzig Prozent) = Anpassung des ENDGÜLTIGEN KAUFPREISES beträgt insgesamt EUR 2.000.000,00 (in Worten: zwei Millionen)	(i) EBITDA Deterioration is more than 30% (in words: thirty percent) up to 40% (in words: forty percent) = adjustment of the Final Purchase Price amounts to a total of EUR 2,000,000.00 (in words: two million Euros).
(ii) EBITDA-VERSCHLECHTERUNG beträgt mehr als 40% (in Worte: vierzig Prozent) bis zu 50% (in Worte: fünfzig Prozent) = ANPASSUNG des ENDGÜLTIGEN KAUFPREISES beträgt insgesamt EUR 4.000.000,00 (in Worten: vier Millionen).	(ii) EBITDA Deterioration amounts to more than 40% (in words: forty percent) up to 50% (in words: fifty percent) = adjustment of the Final Purchase Price amounts to a total of EUR 4,000,000.00 (in words: four million Euros).
(iii) EBITDA-VERSCHLECHTERUNG beträgt mehr als 50% (in Worte: fünfzig Prozent) = Anpassung des ENDGÜLTIGEN KAUFPREISES beträgt insgesamt EUR 5.000.000,00 (in Worten: fünf Millionen Euro).	(iii) EBITDA Deterioration is more than 50% (in words: fifty percent) = adjustment of the Final Purchase Price amounts to a total of EUR 5,000,000.00 (in words: five million Euros).
(iv) Die Anpassung des ENDGÜLTIGEN KAUFPREISES gegenüber jedem einzelnen VERKÄUFER kann maximal 29% (in Worten: neunundzwanzig Prozent) des auf den jeweiligen VERKÄUFER entfallenden ENDGÜLTIGEN KAUFPREISES betragen.	(iv) The adjustment of the Final Purchase Price for each individual Seller may not exceed 29% (in words: twenty-nine percent) of the Final Purchase Price attributable to the respective Seller.

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(v) Das EBITDA der GESELLSCHAFT ist für die Berechnung der Anpassung der ENDGÜLTIGEN KAUFPREIS-ANPASSUNG wie folgt zu korrigieren:	(v) The EBITDA of the Company shall be adjusted as follows for the calculation of the adjustment of the Final Purchase Price:
Sämtliche von der KÄUFERIN veranlasste Kosten oder sonstigen Belastungen, die nicht unmittelbar im Zusammenhang mit der operativen Geschäftstätigkeit der GESELLSCHAFT stehen, insbesondere Beraterhonorare, Konzernumlagen, Gehälter für von der KÄUFERIN eingesetzte Angestellte oder Geschäftsführer, Kosten eines etwaigen Rebranding der GESELLSCHAFT, Kosten für die Einführung von System oder Schnittstellen, um die GESELLSCHAFT in die Systeme der KÄUFERIN zu integrieren soweit es sich nicht um Buchhaltungssysteme oder -schnittstellen handelt.	All costs or other charges incurred by the Purchaser that are not directly related to the Company's operating activities, in particular consultant fees, group allocations, salaries for employees or managing directors employed by the Purchaser, costs of any rebranding of the Company, costs for the introduction of systems or interfaces to integrate the Company into the Purchaser's systems, insofar as these are not accounting systems or interfaces.
Eine entsprechende Beispielrechnung ist als Anlage 3.12 b) beigefügt.	A corresponding sample calculation is attached as Exhibit 3.12 b).
c) Geltendmachung der Anpassung des ENDGÜLTIGEN KAUFPREISES	c) Claiming the adjustment of the Final Purchase Price

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Die KÄUFERIN wird den VERKÄUFERN eine durch einen Wirtschaftsprüfer plausibilisierte BERECHNUNG übermitteln. Sofern die VERKÄUFER vertreten durch VERKÄUFERIN 1 dieser Berechnung nicht innerhalb von 3 (drei) Monaten ab Zugang widersprechen, gilt die Berechnung zwischen den PARTEIEN als verbindlich.	The Purchaser shall provide the Sellers with a calculation that has been verified by an auditor. If the Sellers, represented by Seller 1, do not object to this calculation within 3 (three) months of receipt, the calculation shall be deemed binding between the Parties.
Die KÄUFERIN trägt die Darlegungs- und Beweislast für das Vorliegen der Voraussetzungen der Anpassung des ENDGÜLTIGEN KAUFPREISES nach Maßgabe von Ziff. 3.12 a) (i) bis (iii).	The Purchaser shall bear the burden of proof for the existence of the conditions for the Final Purchase Price adjustment in accordance with Sec. 3.12 a) (i) to (iii).
d) Zahlung der Anpassung des ENDGÜLTIGEN KAUFPREISES	d) Payment of the Final Purchase Price adjustment
Die KÄUFERIN ist berechtigt, gegen die Ansprüche des jeweiligen VERKÄUFERS auf Zahlung unter dem jeweiligen VENDOR-LOAN die Aufrechnung zu erklären, wenn der jeweilige VERKÄUFER den Anspruch der KÄUFERIN im Zusammenhang mit der Anpassung des ENDGÜLTIGEN KAUFPREISES anerkannt hat oder dieser rechtskräftig festgestellt wurde.	The Purchaser is entitled to declare a set-off against the respective Seller's claims for payment under the respective Vendor Loan if the respective Seller has recognized the Purchaser's claim in connection with the adjustment of the Final Purchase Price or if this has been legally established (rechtskräftig festgestellt).
Die KÄUFERIN ist berechtigt, ein Zurückbehaltungsrecht gegenüber dem jeweiligen VERKÄUFER geltend zu machen, wenn die KÄUFERIN eine Klage zur Geltendmachung der Anpassung des ENDGÜLTIGEN KAUFPREISES gegenüber dem jeweiligen VERKÄUFER rechtshängig gemacht hat.	The Purchaser is entitled to assert a right of retention against the respective Seller if the Purchaser has filed a lawsuit against the respective Seller to assert the adjustment of the Final Purchase Price.

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§ 4 KAUF- und VERKAUFSOPTION // Call and Put Option

4.1 Ausüben der KAUFOPTION:	4.1 Exercise of the Call Option:
a) Der KÄUFERIN wird ein Optionsrecht zum Kauf eingeräumt, die verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE von den VERKÄUFERN zu erwerben (die „KAUFOPTION“). Das Recht auf diese KAUFOPTION wird für eine Laufzeit von 5 (fünf) Jahren gewährt (die „KAUFOPTIONSLAUFZEIT“), die 24 (vierundzwanzig) Monate nach dem VOLLZUGSTAG beginnt.	a) Purchaser shall be granted a call option right to acquire the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares from the Sellers (the “Call Option”). The Call Option right will be granted for a 5 (five)-year term (the “Call Option Term”) beginning 24 (twenty-four) months after the Closing Date.
b) Die KAUFOPTION kann nur für die Gesamtheit der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der von den VERKÄUFERN gehaltenen GESCHÄFTSANTEILE ausgeübt werden.	b) The Call Option can only be executed for the entirety of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares held by the Sellers.
c) Die KÄUFERIN ist daher berechtigt, während der KAUFOPTIONSLAUFZEIT von den VERKÄUFERN den Verkauf und die Übertragung der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE nach Maßgabe dieses § 4 zu verlangen. Die KAUFOPTION gilt als ausgeübt mit Zugang der schriftlichen Ausübungserklärung der KÄUFERIN gegenüber dem VERKÄUFERVERTRETER.	c) The Purchaser is therefore entitled to demand the sale and transfer of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares from the Sellers during the Call Option Term in accordance with this § 4. The Call Option shall be deemed to have been exercised upon receipt of a written declaration of exercise from the Purchaser by the Sellers’ Agent.

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d) Übt die KÄUFERIN die KAUFOPTION innerhalb der ersten 12 (zwölf) Monate der KAUFOPTIONSLAUFZEIT aus, erfolgt die Bewertung des Kaufpreises in Höhe des 4x (in Worten: vierfachen) annuali-sierten EBITDA der letzten 12 (zwölf) Monate zu diesem Zeitpunkt zzgl. aller entgegen den Vereinbarungen der PARTEIEN im Rahmen der Gesellschaftervereinbarung nicht ausgeschütteten Dividenden soweit diese auf die VERKÄUFER entfallen und ist zu mindestens 40% (in Worten: vierzig Prozent) in bar (Überweisung auf ein Bankkonto) zu zahlen, wobei der Restbetrag in HIGH TIDE AKTIEN zu zahlen ist. Nach alleinigem Ermessen der KÄUFERIN kann der prozentuale Anteil der Barzahlung (Überweisung auf ein Bankkonto) auch über 40% (in Worten: vierzig Prozent) liegen.	d) Should the Purchaser exercise the Call Option during the first 12 (twelve) months of the Call Option Term, the valuation of the purchase price shall be 4x (in words: fourfold) annualized EBITDA for the last 12 (twelve) months at that time plus all dividends not distributed contrary to the agreements between the Parties under the shareholders' agreement insofar as these are attributable to the Sellers, and payable in at least 40% (in words: forty percent) in cash (transfer to a bank account), with the remainder paid in High Tide Shares. At the sole discretion of the Purchaser, the percentage of the cash payment (transfer to a bank account) may also exceed 40% (in words: forty percent).
e) Übt die KÄUFERIN die KAUFOPTION zwischen Beginn des 2. (zweiten) Jahres der KAUFOPTIONSLAUFZEIT und Ablauf der KAUFOPTIONS-LAUFZEIT aus, beträgt der Kaufpreis 3,64065x (in Worten: das drei Komma sechs vier null sechs fünf-Fache) des annualisierten EBITDA der letzten 12 (zwölf) Monate zu diesem Zeitpunkt zzgl. aller entgegen den Vereinbarungen der PARTEIEN im Rahmen der Gesellschaftervereinbarung nicht ausgeschütteten Dividenden soweit diese auf die VERKÄUFER entfallen, zahlbar von mindestens 40% (in Worten: vierzig Prozent) in bar (Überweisung auf ein Bankkonto), der Restbetrag ist in HIGH TIDE AKTIEN zu zahlen. Nach alleinigem Ermessen der KÄUFERIN kann der Prozentsatz der Barzahlung (Überweisung auf ein Bankkonto) auch 40% (in Worten: vierzig Prozent) übersteigen.	e) Should the Purchaser exercise the Call Option between the beginning of the 2nd (second) year of the Call Option Term and the expiry of the Call Option Term, the valuation of the purchase price shall be 3.64065x (in words: three point six four zero six five times) EBITDA for the last 12 (twelve) months at that time plus all dividends not distributed contrary to the agreements between the Parties under the shareholders' agreement insofar as these are attributable to the Sellers, and payable in at least 40% (in words: forty percent)in cash (transfer to a bank account), with the remainder paid in High Tide Shares. At the sole discretion of the Purchaser, the percentage of the cash payment (transfer to a bank account) may also exceed 40% (in words: forty percent).

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f) Die KAUFOPTION hat einen Mindestpreis von EUR 15.000.000,00 (in Worten: fünfzehn Millionen Euro) zzgl. aller entgegen den Vereinbarungen der PARTEIEN im Rahmen der Gesellschaftervereinbarung nicht ausgeschütteten Dividenden soweit diese auf die VERKÄUFER entfallen für die verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun ein Prozent) der GESCHÄFTSANTEILE.	f) The Call Option shall have a minimum price of EUR 15,000,000.00 (in words: fifteen million Euros) plus all dividends not distributed contrary to the agreements between the Parties under the shareholders' agreement insofar as these are attributable to the Sellers for the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares.
g) Die PARTEIEN vereinbaren, dass Buchhaltungssoftware, POS-System (sowie alle anderen Aktualisierungen, die erforderlich sind, um eine vollständige Konsolidierung in der KÄUFERIN zu gewährleisten) der GESELLSCHAFT, usw. aktualisiert werden, um sie an das System der KÄUFERIN und die Standards einer börsennotierten Gesellschaft anzupassen. Wenn die Kosten, die der GESELLSCHAFT aufgrund der Anforderungen der KÄUFERIN in dieser Hinsicht entstehen, EUR 150.000,00 (in Worten: einhundertfünfzigtausend Euro) pro Jahr übersteigen, werden die jeweiligen jährlichen Kosten, die diesen Betrag übersteigen, bei der Berechnung des relevanten EBITDA für die Bewertung der GESCHÄFTSANTEILE bei Ausübung der VERKAUFSOPTION oder KAUFOPTION normalisiert.	g) The Parties agree that accounting software, POS system (as well as any other updates required to ensure line by line consolidation in the Purchaser) of the Company, etc., shall be updated to conform with Purchaser’s system and public company standards. If the cost borne by the Company due to requirements of the Purchaser in this regard exceed EUR 150.000,00 (in words: one hundred fifty thousand Euros) per annum, the respective annual cost exceeding this amount will be normalized when calculating the relevant EBITDA for the valuation of the Shares when exercising the Put Option or Call Option.

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h) Die Bewertung der HIGH TIDE AKTIEN wird auf der Grundlage eines angenommenen Preises pro HIGH TIDE AKTIE berechnet, der dem 30-Tage-VWAP entspricht, gemessen zum Handelsschluss am Handelstag vor der ersten öffentlichen Bekanntgabe in Bezug auf die Ausübung der KAUFOPTION und basierend auf dem durchschnittlichen WECHSELKURS der letzten 10 BANKARBEITSTAGE vor diesem Zeitpunkt.	h) The valuation of the High Tide Shares will be calculated on the basis of a deemed price per High Tide Share equal to the 30-day VWAP, measured on the close of trading on the trading day prior the first public announcement in relation to the exercise of the Call Option, and based on the average FX Rate of the last 10 Banking Business Days before such date.
i) Der Kaufpreis ist fällig (i) 30 (dreißig) BANKARBEITSTAGE nach der Einigung der PARTEIEN über den Kaufpreis der GESCHÄFTSANTEILE gem. Ziffer 4.1d)/e) oder (ii) falls zum Zeitpunkt der Einigung nach (i) die Bedingung gemäß Ziffer 4.3c)(i) noch nicht eingetreten ist, 30 (dreißig) BANKARBEITSTAGE nach deren Eintritt.	i) The purchase price is due (i) 30 (thirty) Banking Business Days after the agreement by the Parties concerning the purchase price of the Shares according to Section 4.1d)/e) or (ii) if the condition pursuant to Section 4.3c)(i) has not yet occurred at the time of agreement, 30 (thirty) Banking Business Days after its occurrence.
Sollte die KÄUFERIN im Fälligkeitszeitpunkt nicht in der Lage sein, die fällige Kaufpreisschuld, die durch HIGH TIDE AKTIEN zu bezahlen ist, wie vereinbart zu erfüllen, steht den VERKÄUFERN nach einer schriftlichen Nachfristsetzung von 20 BANKARBEITSTAGEN ein Zahlungsanspruch in bar durch Banküberweisung in gleicher Höhe anstelle des Anspruchs auf Übereignung von HIGH TIDE AKTIEN zu.	If the Purchaser is not able to fulfill the due purchase price debt to be paid by High Tide Shares at the due date as agreed, the Sellers are entitled to a claim for payment in cash by bank wire transfer in the same amount instead of the claim for transfer of ownership of High Tide Shares after a written grace period of 20 Banking Business Days.

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j) Die gemäß der KAUFOPTION verkauften GESCHÄFTSANTEILE werden gleichzeitig Zug um Zug übertragen mit der vollständigen Zahlung des Kaufpreises für die KAUFOPTION (in bar und in HIGH TIDE AKTIEN) oder Stellung ausreichender Sicherheiten für die VERKÄUFER wie in Ziffer 4.4b) ausgeführt.	j) The Shares being sold pursuant to the Call Option will be transferred simultaneously with the full payment of the purchase price for the Call Option (in cash and High Tide Shares) or adequate security having been provided to the Sellers as outlined in Section 4.4b).
k) Die VERKÄUFER sind nicht berechtigt, die verbleibenden GESCHÄFTSANTEILE während der KAUFOPTIONSLAUFZEIT einem Dritten anzubieten zu übertragen, zu belasten oder sonst über sie zu verfügen. Hierfür bedarf es der vorherigen ausdrücklichen schriftlichen Zustimmung der KÄUFERIN.	k) The Sellers are not entitled to offer, transfer, encumber, or otherwise dispose of the remaining Shares to a third party during the Call Option Term. For this purpose, the prior express written consent of the Purchaser is required.
4.2 Ausüben der VERKAUFSOPTION:	4.2 Exercise of the Put Option:
a) Den VERKÄUFERN wird ein Optionsrecht eingeräumt, gemeinsam die verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE auf einmal an die KÄUFERIN zu verkaufen (die „VERKAUFSOPTION“). Die VERKAUFSOPTION wird für eine Laufzeit von 5 (fünf) Jahren gewährt (die „VERKAUFSOPTIONLAUFZEIT“) und beginnt 24 (vierundzwanzig) Monate nach dem VOLLZUGSTAG.	a) Sellers shall be granted a put option right to sell together at once the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares to the Purchaser (the “Put Option”). The Put Option right will be granted for a 5 (five)-year term (the “Put Option Term”) starting 24 (twenty-four) months after the Closing date.

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b) Die VERKAUFSOPTION kann nur gemeinsam durch alle VERKÄUFER für die Gesamtheit der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der von den VERKÄUFERN gehaltenen GESCHÄFTSANTEILE ausgeübt werden.	b) The Put Option can only be executed together by all Sellers for the entirety of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares held by the Sellers.
c) Die VERKÄUFER sind daher berechtigt, von der KÄUFERIN den Kauf und die Übernahme der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der von den VERKÄUFERN gehaltenen GESCHÄFTSANTEILE nach Maßgabe dieses § 4 zu verlangen. Die VERKAUFSOPTION gilt als ausgeübt mit Zugang der schriftlichen Ausübungserklärung des VERKÄUFERVERTRETERS bei der KÄUFERIN.	c) The Seller is therefore entitled to demand the purchase and assumption of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares held by the Sellers from the Purchaser in accordance with this § 4. The Put Option shall be deemed to have been exercised upon receipt of the written declaration of exercise from the Sellers’ Agent by the Purchaser.
d) Die Bewertung des Kaufpreises im Falle der Ausübung einer solchen VERKAUFSOPTION beträgt 3,64065x (in Worten: das drei Komma sechs vier null sechs fünf-Fache) annualisierte EBITDA für die letzten 12 (zwölf) Monate zu diesem Zeitpunkt zzgl. aller entgegen den Vereinbarungen der PARTEIEN im Rahmen der Gesellschaftervereinbarung nicht ausgeschütteten Dividenden soweit diese auf die VERKÄUFER entfallen und ist zahlbar in einer Kombination aus bar (Überweisung auf das jeweilige Bankkonto der jeweiligen VERKÄUFER) und/oder HIGH TIDE AKTIEN nach freiem Ermessen der KÄUFERIN, jedoch vorbehaltlich einer Mindestbarzahlung von mindestens 30% (in Worten: dreißig Prozent), wobei der Rest in HIGH TIDE AKTIEN zu zahlen ist.	d) Valuation of the purchase price in case of exercise of such a Put Option shall be 3.64065x (in words: three point six four zero six five times) annualized EBITDA for the last 12 (twelve) months at that time plus all dividends not distributed contrary to the agreements between the Parties under the shareholders' agreement insofar as these are attributable to the Sellers, and payable in any combination of cash (wire transfer to the respective bank account of the respective Seller) and/or High Tide Shares at the Purchaser’s sole discretion, but subject to a minimum cash payment of at least 30% (in words: thirty percent), payable within 6 (six) months of the Sellers exercise of the Put Option.

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e) Die PARTEIEN vereinbaren, dass Buchhaltungssoftware, POS-System (sowie alle anderen Aktualisierungen, die erforderlich sind, um eine vollständige Konsolidierung in der KÄUFERIN zu gewährleisten) der GESELLSCHAFT, usw. aktualisiert werden, um sie an das System der KÄUFERIN und die Standards einer börsennotierten Gesellschaft anzupassen. Wenn die Kosten, die der GESELLSCHAFT aufgrund der Anforderungen der KÄUFERIN in dieser Hinsicht entstehen, EUR 150.000,00 (in Worten: einhundertfünfzigtausend Euro) pro Jahr übersteigen, werden die jeweiligen jährlichen Kosten, die diesen Betrag übersteigen, bei der Berechnung des relevanten EBITDA für die Bewertung der GESCHÄFTSANTEILE bei Ausübung der VERKAUFSPOTION oder KAUFOPTION normalisiert.	e) The Parties agree that accounting software, POS system (as well as any other updates required to ensure line by line consolidation in the Purchaser) of the Company, etc., shall be updated to conform with Purchaser’s system and public company standards. If the cost borne by the Company due to requirements of the Purchaser in this regard exceed EUR 150.000.00 (in words: one hundred fifty thousand Euros) per annum, the respective annual cost exceeding this amount will be normalized when calculating the relevant EBITDA for the valuation of the Shares when exercising the Put Option or Call Option.
f) Der Kaufpreis ist zahlbar innerhalb von 6 (sechs) Monaten nach Ausübung der VERKAUFSOPTION durch die VERKÄUFER.	f) The purchase price is payable within 6 (six) months of the Sellers’ exercise of the Put Option.

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Sollte die KÄUFERIN im Fälligkeitszeitpunkt nicht in der Lage sein, die fällige Kaufpreisschuld, die durch HIGH TIDE AKTIEN zu bezahlen ist, wie vereinbart zu erfüllen, steht den VERKÄUFERN nach einer schriftlichen Nachfristsetzung von 20 BANKARBEITSTAGEN ein Zahlungsanspruch in bar durch Banküberweisung in gleicher Höhe anstelle des Anspruchs auf Übereignung von HIGH TIDE AKTIEN zu.	If the Purchaser is not able to fulfill the due purchase price debt to be paid by High Tide Shares at the due date as agreed, the Sellers are entitled to a claim for payment in cash via bank wire transfer in the same amount instead of the claim for transfer of ownership of High Tide Shares after a written grace period of 20 Banking Business Days.
g) Die Bewertung der HIGH TIDE AKTIEN erfolgt auf der Grundlage eines angenommenen Preises pro HIGH TIDE AKTIE, der dem 30-Tage-VWAP entspricht, gemessen zum Handelsschluss am Handelstag vor der ersten öffentlichen Bekanntgabe in Bezug auf die Ausübung der VERKAUFSOPTION durch die VERKÄUFER und basierend auf dem WECHSELKURS zu diesem Zeitpunkt.	g) The valuation of the High Tide Shares will be calculated on the basis of a deemed price per High Tide Share equal to the 30-day VWAP, measured on the close of trading on the trading day prior the first public announcement in relation to the exercise of the Put Option by the Sellers, and based on the FX-Rate as at such date.
h) Die gemäß der VERKAUFSOPTION verkauften GESCHÄFTSANTEILE werden gleichzeitig Zug um Zug übertragen mit der vollständigen Zahlung des Kaufpreises durch die KÄUFERIN für die VERKAUFSOPTION (in bar und in HIGH TIDE AKTIEN) oder Stellung ausreichender Sicherheiten für die VERKÄUFER wie in Ziffer 4.4b) ausgeführt.	h) The Shares being sold pursuant to the Put Option will be transferred concurrent with the Purchaser fully paying the purchase price for the Put Option (in cash and shares) or adequate security having been provided to the Sellers as outlined in Section 4.4b).
4.3 Verkauf und Abtretung, aufschiebende Bedingung und Rücktritt	4.3 Sale and Assignment; Conditions Precedent and Withdrawal

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a) Nach Maßgabe der Bedingungen dieses § 4 verkauft hiermit jeder VERKÄUFER der KÄUFERIN und kauft die KÄUFERIN hiermit von jedem VERKÄUFER die jeweiligen GESCHÄFTSANTEILE des jeweiligen VERKÄUFERS der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE unter der aufschiebenden Bedingung der Ausübung der KAUFOPTION gem. Ziffer 4.1 bzw. VERKAUFSOPTION gemäß Ziffer 4.2. Die genaue Bezeichnung der GESCHÄFTSANTEILE, die von jedem VERKÄUFER im Rahmen der KAUF- oder VERKAUFSOPTION an die KÄUFERIN verkauft werden, ergeben sich aus der Tabelle in Anlage 4.3.	a) In accordance with the terms of this § 4, each Seller hereby sells its respective Shares of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares to the Purchaser and the Purchaser buys the respective Shares from the respective Seller, subject to the condition precedent of the exercise of the Call Option pursuant to Section 4.1 or Put Option pursuant to Section 4.2. The exact designation of the Shares sold by each Seller to the Purchaser under the Call or Put Option is set out in the table in Exhibit 4.3.
b) Jeder VERKÄUFER tritt hiermit seine jeweiligen GESCHÄFTSANTEILE der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE an die dies annehmenden KÄUFERIN unter der aufschiebenden Bedingung der Ausübung der KAUFOPTION gem. Ziffer 4.1 bzw. VERKAUFSOPTION gemäß Ziffer 4.2 und der Erfüllung sämtlicher aufschiebender Bedingungen gemäß Ziffer 4.3c). Die genaue Bezeichnung der GESCHÄFTSANTEILE, die von jedem VERKÄUFER im Rahmen der KAUF- oder VERKAUFSOPTION an die KÄUFERIN abgetreten werden, ergeben sich aus der Tabelle in Anlage 4.3.	b) Each Seller hereby assigns its respective Shares of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares to the Purchaser, who accepts such assignment, subject to the condition precedent of the exercise of the Call Option pursuant to Section 4.1or Put Option pursuant to Section 4.2 and subject to the fulfilment of all conditions precedent pursuant to Section 4.3c). The exact designation of the Shares to be assigned by each Seller to the Purchaser under the Call or Put Option is set out in the table in Exhibit 4.3.

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c) Die Abtretung der GESCHÄFTSANTEILE ist über die Ausübung der KAUF- (Ziffer 4.1) bzw. VERKAUFSOPTION (Ziffer 4.2) hinaus wie folgt aufschiebend bedingt, wobei die Regelungen in Ziffer 6.3 entsprechend Anwendung finden:	c) In addition to the exercise of the Call Option or Put Option, the assignment of the Shares is subject to the following conditions precedent whereby the regulations in Section 6.3 apply accordingly:
(i) Erhalt einer ggf. notwendigen fusionskontrollrechtlichen Freigabe für die Übertragung der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE auf die KÄUFERIN; und	(i) Obtaining any merger control clearance that may be necessary with regard to the transfer of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares to the Purchaser; and
(ii) die BÖRSE hat ihre Zustimmung zur Ausgabe der HIGH TIDE AKTIEN erteilt; und	(ii) the Exchange has given its consent to the issuance of the High Tide Shares; and
(iii) Eingang des Kaufpreises beim jeweiligen VERKÄUFER oder dem Stellen angemessener Sicherheiten zugunsten der VERKÄUFER gemäß den Bestimmungen in Ziffer 4.4b).	(iii) receipt of the purchase price by the respective Seller or adequate security having been provided to the Sellers as stipulated in Section 4.4b).
d) Sind nicht alle aufschiebenden Bedingungen nach Ziffer 4.3c) bis spätestens 6 (sechs) Monate nach der Ausübung eingetreten, sind die Parteien berechtigt, von der KAUF- bzw. VERKAUFSOPTION zurückzutreten.	d) If not all conditions precedent according to Section 4.3c) have been fulfilled within 6 (six) months after the exercise, the Parties shall each be entitled to withdraw from the Call Option or Put Option.
e) Darüber hinaus ist die KÄUFERIN zum Rücktritt berechtigt, wenn der Geschäftsbetrieb der GESELLSCHAFT bis zur Ausübung der VERKAUFSOPTION oder dem Eintritt der aufschiebenden Bedingungen gemäß Ziffer 4.3 (c) (i) und (ii) eine oder mehrere der folgenden WESENTLICH NACHTEILIGEN VERÄNDERUNG erfährt:	e) In addition, the Purchaser is entitled to withdraw if the business operations of the Company undergo one or more of the following Material Adverse Changes before the Put Option is exercised or the conditions precedent according to Section 4.3 (c) (i) and (ii) are met:

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• behördliche Maßnahmen, Verbote oder die Verweigerung von Genehmigungen oder Lizenzen, die den Geschäftsbetrieb der GESELLSCHAFT so wesentlich beeinträchtigen, dass der Geschäftsbetrieb nicht fortgesetzt werden kann oder diesen rechtswidrig machen, sowie der Entzug bereits erteilter Genehmigungen, Erlaubnisse oder Lizenzen, die für den Geschäftsbetrieb erforderlich sind;	• regulatory actions, prohibitions, or denial of permits or licenses that materially impair or render unlawful the business operations of the Company in a way that the business of the company cannot be continued as well as revocation of any existing necessary approval, permit or license;
• die Insolvenz der Gesellschaft oder deren dauerhafte Zahlungsunfähigkeit.	• the insolvency or permanent inability to meet payment obligations by the Company.
4.4 Wirkung der Abtretung, weitere Sicherheiten, Zustimmung der GESELLSCHAFT und GARANTIEN	4.4 Effect of Assignment, additional Security, Consent of the Company and Warranties
a) Die PARTEIEN vereinbaren hiermit, dass die Abtretung der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE mit wirtschaftlicher Wirkung zu dem auf Eintritt der aufschiebenden Bedingungen folgenden ersten Tag eines Kalendermonats („STICHTAG“) erfolgt und sämtliche ab dem STICHTAG entstehende Gewinne der KÄUFERIN zustehen.	a) The Parties hereby agree that the assignment of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares shall take place with economic effect as from the first day of the calendar month following the entry of the conditions precedent (“Key Date”) and that the Purchaser shall be entitled to all profits generated after the Key Date.

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b) Jeweils der Teil der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE eines VERKÄUFERS, der sich bei Ausübung der VERKAUFSOPTION auf die jeweilige Barzahlung bezieht, wird bis zur vollständigen Zahlung an den jeweiligen VERKÄUFER verpfändet.	b) The portion of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares of a Seller relating to the respective cash consideration in case of exercise of the Put Option, will be pledged to the respective Seller until full payment is made.
c) Darüber hinaus verpfändet die KÄUFERIN mit dem als Anlage 4.4c) beigefügten Verpfändungsvertrag bis zur Ausübung der KAUF- oder VERKAUFSOPTION 2% (in Worten: zwei Prozent) der jeweils VERKAUFTEN ANTEILE an die jeweiligen VERKÄUFER, was im Falle der Ausübung dazu führt, dass die KÄUFERIN auf 49,009% (in Worten: neunundvierzig Komma null null neun Prozent) Beteiligung an der GESELLSCHAFT reduziert wird, zusammen mit einer notariell beurkundeten Abtretungserklärung, die von einem Treuhänder verwahrt wird und auf alleinige Anforderung der VERKÄUFER durch den Treuhänder an den VERKÄUFERVERTRETER herauszugeben ist und von den jeweiligen VERKÄUFERN verwendet werden kann, wenn bei der KÄUFERIN ein Eröffnungsgrund im Sinne der §§ 17 und/oder 19 Insolvenzordnung (InsO) vorliegt oder sie eine der folgenden Verpflichtungen mindestens fahrlässig verletzt:	c) In addition, until the Put Option or Call Option is exercised, the Purchaser will, with the pledge agreement attached as Exhibit 4.4c), pledge 2% (in words: two percent) of the Sold Shares to the respective Sellers, which if triggered will result in the Purchaser being reduced to 49.009% (in words: forty-nine percent) shareholding in the Company, along with share assignment documentation (Abtretungserklärung) to be notarized and held and to be surrendered by the trustee to the Sellers’ Agent at the sole request of the Sellers to be used by the respective Sellers if there is a reason to initiate insolvency proceedings according to Sections 17 and/or 19 Insolvency Code (InsO) with the Purchaser or the Purchaser breaches at least with negligence any of the following obligations:

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(i) eine wesentliche unstreitige, fällige und durchsetzbare Zahlungsverpflichtung aus diesem VERTRAG, wobei als „wesentlich“ in diesem Sinne eine Zahlungsverpflichtung in Höhe von mindestens EUR 25.000 (in Worten: fünfundzwanzigtausend Euro) anzusehen ist;	(i) any material undisputed, due and enforceable payment obligation under this AGREEMENT, whereas “material” in this respect is every payment obligation of at least EUR 25.000 (in words: twenty-five thousand Euros);
(ii) Ziff. 3 und 6 der Gesellschaftervereinbarung, soweit dieser zu einem Schaden der VERKÄUFER führt;	(ii) clause 3 and 6 of the shareholders' agreement insofar as this results in a damage to the Sellers
(iii) Verstoß gegen eine KÄUFERGARANTIE, soweit dieser zu einem wesentlichen Schaden der VERKÄUFER führt, wobei als „wesentlich“ in diesem Sinne ein Schaden in Höhe von mindestens EUR 25.000 (in Worten: fünfundzwanzigtausend Euro) anzusehen ist;	(iii) Breach of a Purchaser’s Warranty, insofar as this results in a material damage to the Sellers, whereas “material” in this respect is every damage of at least EUR 25.000 (in words: twenty-five thousand Euros)
d) Die PARTEIEN sind sich einig, dass im Falle einer Aushändigung durch den Treuhänder der auf die übertragenen Geschäftsanteile entfallende Anteil des ENDGÜLTIGEN KAUFPREISES auf einen ggf. anfallenden Schadensersatzanspruch der VERKÄUFER anzurechnen ist. Überzahlte Beträge sind der KÄUFERIN zu erstatten.	d) The Parties agree that in the event of handing over by the trustee, the amount of the Final Purchase Price attributable to the shares in the Company being assigned shall be offset against any claims of the Sellers for damages that may arise. Any excess amounts paid shall be refunded to the Purchaser.
e) Die GESELLSCHAFT und die Gesellschafterversammlung der GESELLSCHAFT haben ihre Zustimmung zum Verkauf und zur Übertragung der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE von den VERKÄUFERN auf die KÄUFERIN erteilt. Eine beglaubigte Abschrift der Zustimmungserklärung der GESELLSCHAFT sowie des Beschlusses der Gesellschafterversammlung der GESELLSCHAFT sind als Anlage 2.6 beigefügt	e) The Company and the meeting of shareholders of Company have granted its consent to the sale and transfer of the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares from the Sellers to the Purchaser. A certified copy of the declaration of consent of Company and of the shareholders’ resolution of Company are attached hereto in Exhibit 2.6.

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f) Die VERKÄUFER geben auch hinsichtlich der verbleibenden 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE nur die GARANTIEN gem. § 7.2 a) ab. Für die Verjährung und Verwirkung gilt als Stichtag der Tag des Vollzugs der jeweiligen KAUF- oder VERKAUFSOPTION. Ansonsten gelten die Bestimmungen zu den Folgen eines GARANTIEbruchs analog.	f) The Sellers also give only the Warranties in accordance with § 7.2 a) with regard to the remaining 48.991% (in words: forty-eight point nine nine one percent) of the Shares. The date of the execution of the respective Call or Put Option shall be the cut-off date for the statute of limitations and forfeiture. Other than that, the provisions on the consequences of a breach of Warranty apply mutatis mutandis.
4.5 Die PARTEIEN sind sich einig, dass derzeit ein Vesting-Agreement zwischen den VERKÄUFERN 4 und 5 über eine Option zum Rückkauf der von ihnen gehaltenen GESCHÄFTSANTEILE durch die GESELLSCHAFT besteht. Dieser soll abgelöst werden durch neue Vesting Agreements, in denen den VERKÄUFERN 1, 2 und 3 die Option zum Rückkauf der GESCHÄFTSANTEILE eingeräumt wird. Die PARTEIEN sind sich einig, dass die in dieser Ziffer 4 geregelten KAUF- bzw. VERKAUFSOPTION unabhängig von der Verteilung der 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE auf die jeweiligen VERKÄUFER gilt, d.h. unabhängig davon, ob zum Zeitpunkt der Ausübung der KAUF- oder VERKAUFSOPTION die VERKÄUFER 1, 2 und 3 die GESCHÄFTSANTEILE der VERKÄUFER 4 und 5 aufgrund der Vesting Agreements erworben haben.	4.5 The Parties agree that there is currently a vesting agreement between Sellers 4 and 5 regarding an option for the Company to repurchase the Shares they hold. This is to be replaced by new vesting agreements granting Sellers 1, 2, and 3 the option to repurchase the Shares from Sellers 4 and 5. The Parties agree that the Call or Put Option stipulated in this Section 4 shall apply irrespective of the distribution of the 48.991% (in words: forty-eight point nine nine one percent) of the Shares to the respective Sellers, i.e. regardless of whether, at the time of exercising the Call or Put Option, Sellers 1, 2, and 3 have acquired the Shares of Sellers 4 and 5 on the basis of the Vesting Agreements.

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§ 5 STICHTAGSABSCHLUSS // Key Date Financial Statements

5.1 Die VERKÄUFER werden die GESELLSCHAFT veranlassen, eine betriebswirtschaftliche Auswertung der GESELLSCHAFT zum Monatsletzten des Monats, in dem der VOLLZUGSTAG liegt („BWA STICHTAG“), durch den Steuerberater der GESELLSCHAFT aufzustellen („BWA“), und die BWA innerhalb von 4 (vier) Wochen nach dem VOLLZUGSTAG der KÄUFERIN zuleiten, zusammen mit der Möglichkeit, die der BWA zugrundeliegenden entsprechenden Nachweise nach ihrer Wahl selbst zu prüfen oder durch einen unabhängigen Wirtschaftsprüfer prüfen zu lassen. Die PARTEIEN werden auf Grundlage dieser BWA eine Berechnung des endgültigen Kaufpreises gem. § 3 (der „ENDGÜLTIGER KAUFPREIS“) vornehmen. Für die Zwecke der Aufstellung der BWA hat eine Inventur zu erfolgen; allen PARTEIEN und ihren Beauftragten ist die Gelegenheit zu geben, hieran teilzunehmen.	5.1 The Sellers shall cause the Company to have a business evaluation of the Company prepared by the tax advisor of the Company (“BWA”) as of the last day of the month in which the Closing Date falls (“BWA Cut-Off Date”) and to submit the BWA to the Purchaser within 4 (four) weeks after the Closing Date, together with the possibility of verifying the relevant evidence underlying the BWA themselves or having it verified by an independent auditor, at Purchaser’s discretion. The Parties will, based on the BWA, calculate the final purchase price pursuant to § 3 (the “Final Purchase Price”). For the purpose of the preparation of the BWA, a physical stock-take shall be conducted; all Parties and their representatives shall have the opportunity to participate in such stock-take.
5.2 Die BWA ist in Übereinstimmung mit den Vorschriften des Handelsgesetzbuchs und den Grundsätzen ordnungsgemäßer Buchführung unter Wahrung der Bewertungs- und Bilanzkontinuität aufzustellen.	5.2 The BWA shall be prepared in accordance with the provisions of the German Commercial Code and German generally accepted accounting principles, consistently applied.

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5.3 Ist die KÄUFERIN der Auffassung, dass die BWA oder die Berechnung des ENDGÜLTIGEN KAUFPREISES nicht in Übereinstimmung mit den in diesem VERTRAG genannten Grundsätzen aufgestellt oder inhaltlich nicht korrekt ist bzw. Fehler in der Berechnung vorliegen, kann die KÄUFERIN dies dem VERKÄUFERVERTRETER innerhalb von 4 (vier) Wochen nach Zugang der in Ziffer 5.1 genannten Unterlagen und Zugang zu allen zugrundeliegenden Dokumenten, schriftlich unter Angabe der betroffenen Positionen, der jeweiligen Beträge und der Gründe mitteilen. Die VERKÄUFER stellen sicher, dass die KÄUFERIN jede Möglichkeit erhält die zugrunde gelegten Unterlagen und Zahlen für die Aufstellung der BWA innerhalb dieses 4 (vier)-wöchigen Zeitraums nach ihrer Wahl selbst zu prüfen oder durch einen unabhängigen Wirtschaftsprüfer prüfen zu lassen. Soweit die KÄUFERIN nicht in dieser Weise und innerhalb der vorgenannten Frist Einwendungen erhebt, gilt die vorgelegte BWA und die Berechnung des ENDGÜLTIGEN KAUFPREISES als genehmigt. Zur Klarstellung: Die PARTEIEN sind sich einig, dass falsche Darstellungen in der BWA, solange sich diese nicht in einem geringen Kalkulationsfehler erschöpfen, einen wesentlichen Verstoß gegen diesen VERTRAG darstellen. Der KÄUFERIN wird in jedem Fall die Differenz erstattet, wobei der KÄUFERIN freisteht, diese von dem jeweiligen VENDOR LOAN abzuziehen.	5.3 If Purchaser believes that the BWA or the calculation of the Final Purchase Price have not been prepared in accordance with the principles set forth in this Agreement or is incorrect in terms of content or contains calculation errors, the Purchaser may, within a period of 4 (four) weeks upon receipt of the documents and underlying documentation pursuant to Section 5.1, deliver a notice to the Sellers’ Agent, specifying the relevant positions as to which the Party disagrees, the relevant amounts and the reasons for such disagreement. The Sellers shall ensure that the Purchaser is given full opportunity to verify the underlying documents and figures for the preparation of the BWA within this period of 4 (four) weeks, either by the Purchaser or through an independent auditor, in the sole discretion of the Purchaser. To the extent that Purchaser does not raise any objection in such manner and within such time period, the BWA and the calculation of the Final Purchase Price submitted shall be deemed to be approved. For clarification purposes: The Parties agree that misrepresentations in the BWA, unless this is merely a minor calculation error, constitute a material breach of this Agreement. In any case, Purchaser will be reimbursed for the difference whereby the Purchase is free to deduct such difference from the respective Vendor Loan.

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5.4 Soweit die PARTEIEN Meinungs-verschiedenheiten über die BWA oder die Kaufpreisberechnung nicht innerhalb von 2 (zwei) Wochen nach Zugang der Mitteilung gem. Ziffer 5.3 beilegen können, wird hierüber auf Antrag einer PARTEI durch einen neutralen Wirtschaftsprüfer als Schiedsgutachter abschließend entschieden. Können sich die PARTEIEN nicht innerhalb dieses 2 (zwei)-Wochenzeitraums auf den Schiedsgutachter einigen, wird dieser auf Antrag jeder PARTEI vom Sprecher des Vorstands des Instituts der Wirtschaftsprüfer e.V. („IDW“) in Düsseldorf (Deutschland) bestimmt. Die Entscheidung des Schiedsgutachters, die sich innerhalb des zwischen den PARTEIEN streitigen Rahmens zu halten hat, ist für die PARTEIEN in den Grenzen des § 319 Abs. 1 BGB verbindlich. Die Kosten des Schiedsgutachters tragen die PARTEIEN im Verhältnis ihres Obsiegens und Unterliegens.	5.4 To the extent that the Parties cannot settle any differences regarding the BWA or the calculation of the purchase price within 2 (two) weeks upon receipt by the Purchaser of the Seller's notice pursuant to Section 5.3, the disputed items shall be finally determined, upon request of either Party, by an independent certified accountant acting as expert arbitrator. If the Parties cannot agree upon the arbitrator within such two-week period, the arbitrator shall be appointed, upon request of either Party, by the chairman of the board of the Institute of Chartered Accountants (“IDW”) in Düsseldorf (Germany). The arbitrator’s decision, which shall be limited to the scope of the dispute between the Parties, shall be final and binding upon the Parties within the limits of Sec. 319 para.1 of the German Civil Code (Bürgerliches Gesetzbuch, “BGB”). The Parties shall bear the cost of the arbitrator in proportion to their respective success and defeat.
5.5 Die VERKÄUFER werden dafür sorgen, dass die KÄUFERIN, ihre Vertreter und der Schiedsgutachter Zugang zu allen bei der GESELLSCHAFT verfügbaren Unterlagen und Informationen sowie zu Geschäftsführern und maßgeblichen Mitarbeitern der GESELLSCHAFT erhalten, soweit dies jeweils für die Überprüfung der BWA notwendig ist.	5.5 The Seller shall procure that the Purchaser, its representatives and the arbitrator will be granted access to all records and information available to the Company as well as to the members of the management and employees of the Company, to the extent necessary for the purpose of their review of the BWA.

§ 6 Vollzug // Closing

6.1 Dieser VERTRAG wird durch Vornahme der in Ziffer 6.5 genannten Handlungen an dem nächstmöglichen BANKARBEITSTAG vollzogen, an dem die nachfolgenden Unterabsätze a) und b) kumulativ erfüllt sind:	6.1 This Agreement shall be closed by taking the actions set out in Section 6.5 on the next possible Banking Business Day on which the subsections a) and b) below are cumulatively fulfilled.
a) die PARTEIEN haben sich gegenseitig über den Eintritt der letzten in Ziffer 6.2 genannten Bedingungen informiert; und	a) the Parties have notified each other of the occurrence of the last of the conditions set out in Section 6.2; and

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b) die VERKÄUFER haben schriftlich bestätigt, dass nach ihrem BESTEN WISSEN keine WESENTLICH NACHTEILIGE VERÄNDERUNG eingetreten oder aufgrund konkreter Umstände, die der KÄUFERIN nicht bereits bekannt sind, absehbar ist. Zur Klarstellung: im Falle einer WESENTLICHEN NACHTEILIGEN VERÄNDERUNG aufgrund eines Ereignisses eine AMRadV-Zulassung betreffend, für die eine Garantie gem. Ziffer 7.14c) oder eine Freistellung gem. Ziffer 12.1a) gilt, ist es unerheblich, ob die KÄUFERIN ggf. auch Kenntnis von dem Umstand hatte.	b) the Sellers have declared in writing that to the Sellers’ Best Knowledge no Material Adverse Change has occurred or is due to specific circumstances that are not also known to the Purchaser foreseeable. For clarification purposes: In the event of a Material Adverse Change due to an event affecting an AMRadV approval for which a Warranty pursuant to Section 7.14c) or an exemption pursuant to Section 12.1a) applies, it is irrelevant whether the Purchaser was aware of the circumstances.
Die PARTEIEN können jederzeit vereinbaren, dass der Vollzug an einem anderen Tag erfolgt. Der Tag, an dem dieser VERTRAG vollzogen wird, wird als „VOLLZUGSTAG“ bezeichnet.	The Parties may mutually agree that the closing will take place on any other date. The date on which the Agreement is closed, is referred to herein as the “Closing Date”.
6.2 Die Verpflichtung jeder PARTEI, diesen VERTRAG zu vollziehen, steht unter den folgenden kumulativen aufschiebenden Bedingungen:	6.2 Each Party’s obligation to effect the closing shall be subject to the satisfaction of the following cumulative conditions precedent:
a) Der Vollzug des durch den VERTRAG begründeten Zusammenschlussvorhabens ist gem. § 41 GWB und sonstigen maßgeblichen fusionskontrollrechtlichen Bestimmungen anderer Staaten zulässig.	a) The closing is permissible pursuant to Sec. 41 of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen, “GWB”) and any other applicable merger control laws in any other jurisdictions.
b) Die BÖRSE hat ihre Zustimmung zur Ausgabe der HIGH TIDE AKTIEN erteilt.	b) The Exchange has given its consent to the issuance of the High Tide Shares.

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c) Vor dem VOLLZUGSTAG ist keine vollziehbare Entscheidung eines Gerichts oder einer Behörde gegen eine PARTEI ergangen, welche den Vollzug untersagt. Zur Klarstellung: Liegt eine solche Entscheidung nur gegen einen VERKÄUFER vor, so steht es der KÄUFERIN frei, dennoch mit den anderen VERKÄUFERN bezüglich des Kaufs ihrer GESCHÄFTSANTEILE fortzufahren. Die KÄUFERIN ist jedoch nicht verpflichtet fortzufahren, wenn die VERKÄUFER nicht zusammen alle 51,009% (in Worten: einundfünfzig Komma null null neun Prozent) der GESCHÄFTSANTEILE an die KÄUFERIN verkaufen können.	c) Prior to the Closing Date, no enforceable decision prohibiting the closing has been issued against a Party. For clarification purposes: If such a decision is made only against one Seller, the Purchaser is free to continue with the other Sellers regarding the purchase of their Shares. However, the Purchaser is not obliged to continue if the Sellers cannot sell together all 51.009% (in words: fifty-one point zero zero nine percent) of the Shares to the Purchaser.

d) Die VERKÄUFER haben, alle in Anlage 6.2d) aufgeführten Dokumente beigebracht und diese der KÄUFERIN spätestens am VOLLZUGSTAG übergeben (siehe Ziffer 6.5a)).	d) the Sellers have provided all documents listed in Exhibit 6.2.d) and provided these to the Purchaser on the Closing Date at the latest (see Section 6.5a)).
e) Die PARTEIEN haben die als Anlage 6.2e) beigefügte Gesellschaftervereinbarung abgeschlossen.	e) The Parties have concluded the Shareholder Agreement attached as Exhibit 6.2e)hereto.
f) Die PARTEIEN haben die als Anlage 6.2f) beigefügte Stimmrechtsunterstützungs- und Stillhaltevereinbarung in Bezug auf die HIGH TIDE AKTIEN geschlossen.	f) The Parties entered the voting support and standstill agreement regarding the High Tide Shares attached as Exhibit 6.2f) hereto.
Die PARTEIEN stellen insoweit klar, dass die Stimmrechtsunterstützungs- und Stillhaltevereinbarung die VERKÄUFER nicht daran hindert, ihre HIGH TIDE AKTIEN nach Ablauf der gesetzlichen und vertraglichen Haltefrist von 4 (vier) Monaten und 1 (einem) Tag ab Ausgabe auf dem freien Markt zu verkaufen, und sie sind auch nicht verpflichtet, eine Mindestanzahl an HIGH TIDE AKTIEN zu halten.	In this respect, the PARTIES clarify that the voting support and standstill agreement will not restrict the Sellers from selling their High Tide Shares in the open market statutory and contractual hold period of 4 (four) months and 1 (one) day from issuance, nor will they be required to hold a minimum number of High Tide Shares.

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g) Die KÄUFERIN übergibt der VERKÄUFERIN 1 und 3 den Nachweis über die Einzahlung eines Betrages in Höhe von EUR 300.000,00 (in Worten: dreihunderttausend Euro) auf einem Bankkonto, das zugunsten der VERKÄUFER 1 und 3 an diese verpfändet wurde und aus welchem diese sich für den Fall der Inanspruchnahme durch die Commerzbank AG im Zusammenhang mit den bestehenden Finanzierungen der GESELLSCHAFT befriedigen können.	g) The Purchaser shall provide Seller 1 and 3 with proof of payment of EUR 300,000.00 (in words: three hundred thousand Euros) into a bank account pledged to Sellers 1 and 3, from which they may withdraw funds in the event of a claim by Commerzbank AG against them in connection with the Company’s existing financing.
Die VERKÄUFER sind berechtigt, durch einseitige Erklärung der VERKÄUFERIN 1 gegenüber der KÄUFERIN auf das Vorliegen der aufschiebenden Bedingung nach Maßgabe von Ziff. 6.2 g) zu verzichten.	The Sellers are entitled to waive the existence of the condition precedent in accordance with Clause 6.2 g) by unilateral declaration of Seller 1 to the Purchaser.
h) Die VERKÄUFER haben die Satzung der GESELLSCHAFT nach Maßgabe des als Anlage 6.2 h) beigefügten Entwurfs vollständig neugefasst	h) The Sellers have completely revised the Company’s articles of association in accordance with the draft attached as Exhibit 6.2 h).
Die PARTEIEN sind verpflichtet sich gegenseitig unverzüglich zu unterrichten, wenn eine der vorgenannten aufschiebenden Bedingungen eingetreten ist.	The Parties are obliged to inform each other immediately if one of the aforementioned conditions precedent has occurred.

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6.3 Die KÄUFERIN wird die ggf. erforderliche(n) fusionskontrollrechtliche(n) Anmeldung(en) aufgrund der durch diesen VERTRAG begründeten TRANSAKTION unverzüglich nach dem Tag der Unterzeichnung beim Bundeskartellamt und allen sonstigen zuständigen Kartellbehörden vornehmen und den VERKÄUFERN entsprechend nachweisen. Gleiches gilt für alle weiteren erforderlichen Anmeldungen/Freigaben/Genehmigungen, die für den VOLLZUG der TRANSAKTION erforderlich sind, mit Ausnahme von solchen Anmeldungen/Freigaben/Genehmigungen, die unmittelbar durch die GESELLSCHAFT benötigt werden Die VERKÄUFER werden der KÄUFERIN hierzu alle für die Anmeldung(en) erforderlichen Informationen über das Geschäft der GESELLSCHAFT zur Verfügung stellen, die die KÄUFERIN streng vertraulich behandelt und keinem Dritten offenlegt, sowie nur ausschließlich für die Anmeldung verwenden darf.	6.3 The Purchaser, if applicable, shall submit any requisite merger control filing(s) due to the Transaction stipulated in this Agreement without undue delay after the Signing Date to the German Federal Cartel Office and any other competent merger control authorities and prove that to the Sellers accordingly. The same applies to all other notifications/clearances/approvals required for the Closing of the Transaction except for notifications/clearances/approvals directly required by the Company. The Sellers shall provide to the Purchaser all information regarding the Company’s business which is required for such filing(s). which the Purchaser shall treat as strictly confidential and not disclose to any third party, and which may only be used for the purpose of this merger control filings.
6.4 Die KÄUFERIN ist nicht verpflichtet, vom Bundeskartellamt oder einer anderen Kartellbehörde verlangten Auflagen, Bedingungen und Zusagen im Zusammenhang mit der Freigabe der TRANSAKTION zuzustimmen oder sie zu erfüllen. Keine PARTEI ist verpflichtet, gegen eine Entscheidung des Bundeskartellamts oder einer anderen zuständige Kartellbehörde Rechtsbehelfe einzulegen.	6.4 The Purchaser shall not be required to consent to or fulfil any obligations, conditions and commitments required by the German Federal Cartel Office or any other merger control authority in connection with any merger control clearance of this Transaction. No Party shall be required to appeal any decision of the Federal Cartel Office or any other competent merger control authority.
6.5 Am VOLLZUGSTAG werden die PARTEIEN Zug um Zug - nachdem sie die übereinstimmende Erklärung abgegeben haben, dass alle aufschiebenden Bedingungen gem. Ziffer 6.2 eingetreten sind und die VERKÄUFER die Bestätigung gem. Ziffer 6.1b) in unterschriebener Form vorgelegt haben, die folgenden Handlungen vornehmen:	6.5 On the Closing Date, the Parties shall - following their mutual declaration that all conditions precedent pursuant to Section 6.2 have been met and the Sellers have submitted the confirmation in accordance with Section 6.1b) in signed form, take the following actions, which shall be taken simultaneously:

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a) Die VERKÄUFERIN übergibt der KÄUFERIN die in Ziffer 6.2d)(i) und (ii) genannten Dokumente.	a) Seller shall provide Purchaser with the documents stipulated in Section 6.2d)(i) und (ii).
b) Zahlung des SPEZIFIZIERTEN VORLÄUFIGEN KAUFPREISES in Höhe von 29% (in Worten: neunundzwanzig Prozent) durch die KÄUFERIN in bar gem. Ziffer 3.4b) und Übergabe des jeweiligen VENDOR LOANS an die jeweiligen VERKÄUFER, Übergabe der Dokumentation zur Vorbereitung der Schaffung und Ausgabe der HIGH TIDE AKTIEN;	b) Payment by the Purchaser of the Specified Preliminary Purchase Price pursuant to Section 3.4b) in the amount of 29% (in words: twenty-nine percent) in cash and handing-over of the respective Vendor Loan to the respective Seller; Handover of documentation regarding the preparation of the creation and issue of High Tide Shares;
c) KÄUFERIN übergibt die Bestätigung des Treuhänders nach Maßgabe von Ziffer 4.4c), dass die notariell beurkundete Abtretungserklärung bei ihm hinterlegt und er angewiesen wurde, diese jederzeit, auf einseitige Anforderung durch den VERKÄUFER 1 an diesen herauszugeben.	c) Purchaser shall hand over the confirmation from the trustee in accordance with Section 4.4c) that the notarized declaration of assignment has been deposited with him and that he has been instructed to hand it over to the Seller 1 at any time upon unilateral request.
d) KÄUFERIN übergibt eine Ausfertigung der Verpfändungserklärung bezüglich des Bankkontos der KÄUFERIN auf welches die Dividendenzahlungen der GESELLSCHAFT geleistet werden.	d) The Purchaser shall provide a copy of the pledge agreement relating to the Purchaser's bank account to which the Company's dividend payments are made.

§ 7 Garantien der VERKÄUFER // Representations and Warranties of the Sellers

7.1 Form und Umfang der Garantie-versprechen der VERKÄUFER	7.1 Form and Scope of the Warranties of the Sellers

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Die VERKÄUFER erklären jeweils für sich und ausdrücklich nicht als Gesamtschuldner gegenüber der KÄUFERIN in Form eines selbständigen Garantieversprechens gemäß § 311 Abs. 1 BGB dass die in diesem § 7 und in § 11 gemachten Angaben (nachfolgend „GARANTIEN“) am UNTERZEICHNUNGSTAG zutreffend sind und, falls sie sich nicht ausdrücklich auf den UNTERZEICHNUNGSTAG beziehen, auch am VOLLZUGSTAG zutreffend sein werden.	The Sellers hereby represents and warrants to the Purchaser only for themselves and expressly not as joint and several debtors in the form of an independent guarantee pursuant to Section 311 para. 1 BGB that the statements set forth in this § 7 and in § 11 (the „Warranties“) are true and correct as of the Signing Date and, except for any Warranties that are expressly made as of the Signing Date, will also be true and correct as of the Closing Date.
Inhalt und Umfang der GARANTIEN, die keine Garantien für die Beschaffenheit oder Haltbarkeit iSv §§ 443, 444 BGB darstellen, sowie die Rechtsfolgen bei Unrichtigkeit einer GARANTIE bestimmen sich ausschließlich nach diesem VERTRAG. Dies gilt insbesondere für die Begrenzungen der Haftung der VERKÄUFER gem. § 8, welche integraler Bestandteil der GARANTIEN sind.	The content and scope of the Warranties (which shall not constitute guarantees as to the quality or durability pursuant to Sections 443, 444 BGB) and the Sellers’ liability arising thereunder shall be exclusively defined by the provisions of this Agreement. This shall apply, in particular, to the limitations of the liability of the Sellers set forth in § 8, which shall be an integral part of the Warranties.
Für Zwecke dieses § 7 bedeutet die Bezugnahme auf das „BESTE WISSEN“ der VERKÄUFER die Kenntnis oder fahrlässige Unkenntnis (d.h. das Wissen, das die betreffende Person bei Anwendung der gebotenen Sorgfalt erlangt hätte) jedes VERKÄUFERS oder jedes Geschäftsführers oder Prokuristen eines VERKÄUFERS sowie der in Anlage 7.1 genannten Personen am UNTERZEICHNUNGSTAG. Dabei wird unterstellt, dass diese Personen ihre Pflichten mit der Sorgfalt eines ordentlichen Kaufmanns wahrgenommen haben und über alle Informationen verfügen, die sie bei ordnungsgemäßer Wahrnehmung ihrer Aufgaben im normalen Geschäftsverlauf hätten kennen oder erkennen müssen.	For the purposes of this § 7, reference to the Sellers’ “Best Knowledge” shall mean the knowledge or reckless disknowledge (i.e. the knowledge which the person concerned would have obtained by exercising due care) of any Seller, any director or authorized officer (Prokurist) of a Seller and the persons named in Exhibit 7.1 on the Signing Date. It is assumed that such individuals have performed their duties with the care of a prudent businessperson and are deemed to be aware of all matters that they would have known or become aware of in the ordinary course of fulfilling their responsibilities.

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7.2 Rechtliche Verhältnisse der GESELLSCHAFT, GESCHÄFTSANTEILE	7.2 Corporate matters, Shares

a)       Die in Ziffer 2.1 dargestellten Informationen sind korrekt. Die VERKÄUFER sind jeweils alleinige Inhaber der von ihnen gehaltenen GESCHÄFTSANTEILE und sind zur freien Verfügung über die GESCHÄFTSANTEILE berechtigt. Die GESCHÄFTSANTEILE sind nicht mit Rechten Dritter belastet und es bestehen, mit Ausnahme der in Anlage 7.2 a) genannten, hinsichtlich der GESCHÄFTSANTEILE keine Unterbeteiligungen und keine Vorkaufs- oder sonstigen Erwerbsrechte Dritter. Die Einlagen auf die GESCHÄFTSANTEILE sind vollständig geleistet und es sind aus dem Stammkapital keine Rückzahlungen erfolgt.

Die Vereinbarungen sind der KÄUFERIN bekannt; auf sie wird gem. § 13 a BeurkG unter notarieller Belehrung verwiesen. Auf das Verlesen und Beifügen wird verzichtet.

Die KÄUFERIN erhält eine beglaubigte Abschrift der Vereinbarungen.

a)       The information in Section 2.1 is correct. Each Seller is the sole owner of the Shares held by the respective Seller and fully authorized to dispose of the Shares. The Shares are not encumbered with any third-party rights, and there are except as disclosed in Exhibit 7.2 a) no sub-participations in respect of the Shares and no pre-emptive rights or other rights of third parties to acquire the Shares. The Shares are fully paid and have not been repaid, neither in whole nor in part.

The agreements are known to the Purchaser; reference is made to them in accordance with Section 13a BeurkG under notarial instruction. The reading and attachment of the agreements is waived.

The Purchaser shall receive a certified copy of the agreements.

b) Der als Anlage 7.2b) beigefügte Handelsregisterauszug der GESELLSCHAFT vom 13. August 2025 gibt alle eintragungspflichtigen Tatsachen zutreffend und vollständig wieder. Der KÄUFERIN ist vor Abschluss dieses VERTRAGES eine zutreffende und vollständige Kopie des Gesellschaftsvertrages der GESELLSCHAFT vom 13. Juni 2023, zuletzt geändert durch Gesellschafterbeschluss vom 13. Juni 2023, in der derzeit gültigen Fassung übergeben worden.	b) The excerpt from the commercial register of the Company as of 13 August 2025 attached as Exhibit 7.2b) correctly and completely reflects all facts required to be registered therein. A true and correct copy of the articles of association of the Company dated 13 June 2023, last amended by shareholder resolution dated 13 June 2023, as currently in effect, has been delivered to the Purchaser prior to the date of this Agreement.

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c) Über das Vermögen der GESELLSCHAFT ist kein Insolvenzverfahren eröffnet worden, und die Eröffnung eines solchen Verfahrens wurde weder durch die GESELLSCHAFT oder - nach bestem Wissen der VERKÄUFER - einen Dritten beantragt noch liegen Umstände vor, die einen solchen Antrag erfordern würden. Es liegt hinsichtlich der GESELLSCHAFT auch keine drohende Zahlungsunfähigkeit iSv § 18 InsO vor. Die GESELLSCHAFT hat weder ein vorinsolvenzliches Restrukturierungsverfahren eingeleitet (einschließlich der Inanspruchnahme von Instrumenten eines Stabilisierungs- und Restrukturierungsrahmens sowie einer Sanierungsmoderation) noch Vorbereitungs- oder sonstige Maßnahmen im Hinblick auf ein solches Verfahren getroffen. Die GESELLSCHAFT hat keine Vereinbarungen mit Gläubigern über einen Schuldenerlass, eine Stundung oder sonstige Restrukturierung ihrer Finanzierung geschlossen und führt derzeit hierüber auch keine Gespräche.	c) No insolvency proceedings are pending and no filing for such proceedings has been made by the Company or, to the Sellers’ Best Knowledge, by any third party, nor is any such filing required with respect to the Company. The Company does not face imminent illiquidity within the meaning of Sec. 18 of the German Insolvency Code. No pre-insolvency (preventive) restructuring proceeding (including the use of instruments of a stabilization and restructuring framework and a restructuring moderation) has been initiated by the Company, nor has the Company taken any preparatory or other action in contemplation of any such proceeding. The Company has not entered into, and is currently not involved in any discussions on, any composition, moratorium of other debt restructuring agreement with its creditors.

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d) Die GESELLSCHAFT hält keine Beteiligungen an anderen Unternehmen. Sie ist an keine Unternehmensverträge iSd §§ 291, 292 AktG und keine stillen Gesellschaftsverträge gebunden.	d) The Company does not own any interest in any other entity. The Company is not a party to any intercompany (enterprise) agreement within the meaning of Secs. 291, 292 of the German Stock Corporation Act or any silent partnership agreement.
7.3 Jahresabschlüsse	7.3 Financial Statements
a) Der der KÄUFERIN vor Abschluss dieses VERTRAGES übergebene Jahresabschluss der GESELLSCHAFT zum 31. Dezember 2024) - Anlage 7.3a) ist in allen materiellen Belangen sowie allen wesentlichen formellen Belangen mit der Sorgfalt eines ordentlichen Kaufmanns in Übereinstimmung mit den gesetzlichen Vorschriften des HGB und den Grundsätzen ordnungsgemäßer Buchführung unter Wahrung der Bewertungs- und Bilanzkontinuität aufgestellt worden. Er vermittelt unter Beachtung dieser Grundsätze ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der GESELLSCHAFT zum 31. Dezember 2024 und für das an diesem Tag endende Geschäftsjahr. Die Parteien stellen insoweit ausdrücklich klar, dass sämtliche Erklärungen in dieser Ziffer 7.3a) ausdrücklich nicht als objektive Bilanzgarantie zu verstehen sind.	a) The annual accounts of the Company as of 31 December 2024, Exhibit 7.3a) as delivered to the Purchaser,, prior to the date of this Agreement, has in all substantive matters and all material formal matters been prepared with the due care of a prudent businessman and in all respects accordance with the applicable provisions of the German Commercial Code and generally accepted accounting principles in Germany. Such annual accounts present, in accordance with such principles, in all respects a true and fair view of the net assets, financial position and results of operation of the Company as of, and with respect to the financial year ending on 31.12.2024.In this respect, the Parties expressly clarify that all declarations in this Section 7.3 a) are expressly not to be understood as an objective balance sheet guarantee.

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b) Die der Anlage 7.3b) dieses VERTRAGES beigefügten BWA der GESELLSCHAFT für die Monate Januar 2025 bis einschließlich Juni 2025, sind im Wesentlichen (abgesehen von bestimmten Jahresabschlussbuchungen) in Übereinstimmung mit den unter Ziffer 7.3a) Grundsätzen aufgestellt worden, wobei diese Grundsätze in derselben Weise angewendet wurden wie bei Erstellung der vorangehenden Monatsabschlüsse. Sie geben unter Beachtung der vorgenannten Grundsätze die darin genannten Positionen (insb. Nettofinanzverbindlichkeiten, Net Working Capital und Ertrag) zum jeweiligen Abschlussstichtag im Wesentlichen zutreffend wieder.	b) The monthly BWAs of the Company for the months January 2025 to and including June 2025 as attached to this Agreement as Exhibit 7.3b), have been prepared in all material respects (except for certain year-end adjustments), in accordance with the principles referred to in Section 7.3a), applied on a basis consistent with those used in the preparation of the previous monthly management reports. They correctly reflect in all material respects, in accordance with such principles, the items shown therein (in particular net debt, net working capital and net earnings) as of the relevant accounting dates.
7.4 Eigentum an Vermögensgegenständen	7.4 Title to assets
Die GESELLSCHAFT ist (rechtliche und wirtschaftliche) Eigentümerin aller Vermögensgegenstände des Anlage- und Umlaufvermögens, die im Jahresabschluss zum 31. Dezember 2024 aufgeführt sind, mit Ausnahme von seit dem Bilanzstichtag im ordnungsgemäßen Geschäftsbetrieb veräußerten Vermögensgegenständen. Die im Eigentum der GESELLSCHAFT stehenden Vermögensgegenstände sind frei von Verfügungsbeschränkungen oder Rechten Dritter, mit Ausnahme von üblichen Eigentumsvorbehalten von Lieferanten, im gewöhnlichen Geschäftsverkehr begründeten gesetzlichen Pfandrechten sowie der Sicherheiten in Anlage 7.4.	The Company is the (legal and beneficial) owner of all fixed and current assets reflected in the financial statements as of 31 December 2024, except for properties and assets disposed of since such balance sheet date in the ordinary course of the Company’s business. The assets owned by the Company are free from any restrictions regarding their sale or other disposition, encumbrances or rights of third parties, except for customary retention of title rights of suppliers, pledges created by statutory law in the ordinary course of business and the security rights listed in Exhibit 7.4.

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7.5 Grundbesitz und Anlagen	7.5 Properties and facilities
a) Die GESELLSCHAFT ist nicht Eigentümerin von Grundstücken Gebäude und Räumlichkeiten („GRUNDBESITZ“). Die Liste in Anlage 7.5 a) führt vollständig, wahrheitsgemäß und korrekt allen von der GESELLSCHAFT gemieteten GRUNDBESITZ auf, einschließlich der jeweiligen Mietverträge. Vor dem UNTERZEICHNUNGSTAG wurden der KÄUFERIN vollständige, aktuelle Kopien der Mietverträge über den GRUNDBESITZ übergeben. Die GESELLSCHAFT ist zur unbeschränkten Nutzung des GRUNDBESITZES in der gegenwärtigen Weise berechtigt, vorbehaltlich gesetzlicher Bestimmungen, der im Grundbuch eingetragenen Belastungen sowie der Bedingungen der Mietverträge. Es bestehen nach BESTEN WISSEN der VERKÄUFER keine öffentlich-rechtlichen Beschränkungen (einschließlich Baulasten), welche die gegenwärtige Nutzung des GRUNDBESITZES beeinträchtigen. Die GESELLSCHAFT ist am UNTERZEICHNUNGSTAG ungestörte Besitzerin des GRUNDBESITZES.	a) The COMPANY does not own any real estate properties buildings and space (the “Properties”). The list in Exhibit 7.5 a) contains a complete, true, and correct list of all Properties leased or occupied by the Company, including the relevant lease agreements. True and complete copies of all lease agreements for all Properties have been delivered to the Purchaser prior to the Signing Date. The Company has the right to use the Properties for the conduct of its business, as currently conducted, subject to applicable law, any easements registered in the land register and the terms and conditions of the relevant lease agreements. To the Sellers’ Best Knowledge, there are no restrictions pursuant to any applicable planning, zoning or similar laws affecting the current use of the Properties. The Company is, on the Signing Date, in undisturbed possession of the Properties.
b) Der von der GESELLSCHAFT genutzte GRUNDBESITZ befindet sich nach BESTEM WISSEN der VERKÄUFER in dem mietvertraglich vereinbarten Zustand.	b) To the Sellers Best Knowledge, the buildings and facilities used by the Company are in the condition that was agreed in the lease agreement.
c) Die Liste in Anlage 7.5 c) enthält eine in allen WESENTLICHEN ASPEKTEN vollständige, wahrheitsgemäße und korrekte Aufstellung sämtlicher von der GESELLSCHAFT als Vermieterin oder Mieterin abgeschlossener Miet-, Pacht- oder Nutzungsverträge über unbewegliche Sachen (die „MIETVERTRÄGE“).	c) The list in Exhibit 7.5 c) contains in all Material Aspects a complete, true and correct list of any and all lease agreements, usufructuary leases, or use agreements regarding immovable property, which the Company has concluded as either landlord/lessor or tenant/lessee (hereinafter the “Lease Agreements”).

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d) Alle MIETVERTRÄGE sind wirksam abgeschlossen und entsprechen den Formvorschriften des § 578 Abs. 1 BGB in der zum Zeitpunkt des Vertragsschlusses gültigen Fassung. Es bestehen - bis auf die in Anlage 14.1h) offengelegten - keine Nebenabreden mit dem jeweiligen Vertragspartner. Die GESELLSCHAFT hat ihre Verpflichtungen aus den MIETVERTRÄGEN ordnungsgemäß erfüllt. Keiner der MIETVERTRÄGE ist gekündigt oder durch Kündigung oder in sonstiger Weise beendet oder innerhalb der letzten 12 (zwölf) Monate vor dem UNTERZEICHNUNGSTAG wesentlich geändert worden. Es liegen keine Umstände vor, die einem Vertragspartner der GESELLSCHAFT ein Recht zur außerordentlichen Kündigung eines MIETVERTRAGES geben würden; insbesondere kann keiner der MIETVERTRÄGE aufgrund des Abschlusses oder der Durchführung dieses VERTRAGES vom Vertragspartner beendet werden.	d) All Lease Agreements have been validly concluded and are in compliance with the formal requirements of sec. 578 para. 1 of the BGB in the version in force at the time of the contract formation. No ancillary agreements - accept than those disclosed in Exhibit 14.1h) - have been made with the respective parties to those contracts. The Company has duly performed its duties under the Lease Agreements. None of the Lease Agreements have been terminated or ended by way of notice of termination or otherwise or have been substantially amended within the last 12 (twelve) months before the Signing Date. There are no facts or circumstances that could entitle a contracting party to terminate a Lease Agreement for cause. In particular, none of the Lease Agreements may be terminated by the respective party to the contract based on the conclusion or performance of this Agreement.
e) Die Nutzung des Lagers von [REDACTED]steht nach BESTEN WISSEN der VERKÄUFER im Einklang mit allen anwendbaren Gesetzen und Vorschriften. Die GESELLSCHAFT lagert ausschließlich in den zugelassenen Lagerflächen der GESELLSCHAFT und nicht in Lagerflächen von [REDACTED]. Darüber hinause lagert [REDACTED] nicht in Lagerflächen der GESELLSCHAFT.	e) The use of the warehouse of [REDACTED] complies to the Sellers’ Best Knowledge with all applicable laws and regulations. The Company stores goods exclusively in the Company's approved storage areas and not in storage areas belonging to [REDACTED]. Furthermore, [REDACTED] does not store goods in the Company's storage areas.

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f) Die Nutzung der Container und die Nutzung durch die GESELLSCHAFT steht nach BESTEM WISSEN der VERKÄUFER im Einklang mit allen vertraglichen und gesetzlichen Anforderungen.	f) The use of the containers and the use by Company is to Sellers’ Best Knowledge in compliance with all contractual and statutory requirements.
7.6 Gewerbliche Schutzrechte, Informationstechnologie und Datenschutz	7.6 Intellectual property rights, information technology and data protection
a) Die Liste in Anlage 7.6 a)führt alle Patente, Gebrauchs- und Geschmacksmuster, Marken, Internet Domain-Namen, Lizenzen und sonstigen gewerblichen Schutzrechte vollständig, wahrheitsgemäß und korrekt auf, die für die GESELLSCHAFT eingetragen sind, deren Eintragung sie beantragt hat oder die sonst in ihrem Eigentum stehen oder von ihr genutzt werden. Die GESELLSCHAFT hat nach Bestem Wissen der VERKÄUFER alles zur Aufrechterhaltung dieser Schutzrechte Erforderliche getan, insb. alle fälligen Gebühren (wie Registrierungs- und Lizenzgebühren) rechtzeitig bezahlt und bezahlt diese auch weiterhin und rechtzeitig. Hinsichtlich der für die GESELLSCHAFT eingetragenen oder von ihr zur Eintragung beantragten Schutzrechte sind nach Bestem Wissen der VERKÄUFER keine Einspruchs-, Löschungs-, oder ähnlichen Verfahren anhängig oder von Dritten gegenüber der GESELLSCHAFT schriftlich angedroht worden. Die GESELLSCHAFT verletzt nach bestem Wissen der VERKÄUFER keine gewerblichen Schutzrechte oder Urheberrechte Dritter.	a) The list in Exhibit 7.6 a) contains a complete, true and correct list of all patents, design and utility patents, trademarks, Internet domain names, licenses and other intellectual property rights, registered or applied for registration, or otherwise owned or used, by the Company. The Company has to the Sellers Best Knowledge taken all actions required to maintain such rights, in particular paid all fees (e.g. registration or license fees) when due and will continue to pay them on time. With respect to any intellectual property rights registered on behalf of, or applied for registration, by the Company, to the Sellers Best Knowledge no objection, cancellation or similar proceedings are pending or have been threatened in writing towards the Company by any third party. To the Sellers’ Best Knowledge, the Company does not infringe any intellectual property rights of any third party.

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b) Die Liste in Anlage 7.6 b) enthält eine nach Bestem Wissen der VERKÄUFER vollständige, wahrheitsgemäße und korrekte Aufstellung aller Lizenzen und sonstigen Nutzungsrechte an Gewerblichen Schutzrechten, die der GESELLSCHAFT gewährt worden sind (mit Ausnahme von Standard-Software Produkten) und nicht Teil der eigenen gewerblichen Schutzrechte gemäß Ziffer 7.6a) sind (die „LIZENZEN“). Soweit nicht in der entsprechenden, von den VERKÄUFERN vorgelegten Liste offengelegt, bestehen keine Unterlizenzen oder anderen Nutzungsrechte Dritter hinsichtlich des Gegenstands der LIZENZEN; die GESELLSCHAFT ist, nach Bestem Wissen der VERKÄUFER, auch nicht zur Einräumung solcher Nutzungsrechte verpflichtet. Soweit eine LIZENZ von einem Dritten vertraglich eingeräumt wurde, ist der entsprechende Vertrag mit Ausnahme der in Anlage 7.6 b) genannten wirksam und durchsetzbar. Vor Ablauf von 24 (vierundzwanzig) Monaten ab dem UNTERZEICHNUNGSTAG kann keine Vereinbarung über die Einräumung einer LIZENZ durch den jeweiligen Lizenzgeber ordentlich beendet werden, insbesondere nicht aufgrund des Abschlusses oder der Durchführung dieses VERTRAGES. Es bestehen keine Umstände, aufgrund derer eine LIZENZ vor Ablauf dieses Zeitraums aus wichtigem Grund gekündigt oder in sonstiger Weise außerordentlich beendet werden könnte; derartige Umstände sind nach Bestem Wissen der VERKÄUFER auch nicht absehbar. Die GESELLSCHAFT hat die LIZENZEN ordnungsgemäß genutzt und nutzt diese gegenwärtig ordnungsgemäß. Die eigenen gewerblichen Schutzrechte und die LIZENZEN werden nachfolgend zusammen als „SCHUTZRECHTE“ bezeichnet.	b) The list in Exhibit 7.6b) contains a to the Sellers Best Knowledge complete, true and correct list of all licenses to, and other rights of use in, intellectual property rights, which were granted to Company (with the exception of standard software) and which are not part of the own intellectual property rights according to Section 7.6a) (the “Licenses”). Unless otherwise disclosed in the respective list to be provided by the Sellers, there are no sub-licenses or other rights of use held by third parties with respect to the subject matter of the Licenses, and the Company is to the Sellers Best Knowledge also under no obligation to grant such rights of use. Any contract, under which a third party granted a License, is except as disclosed in Exhibit 7.6 b) valid and enforceable. For a period of 24 (twenty-four) months from the Signing Date, no agreement granting a License may be terminated with notice by the respective licensor, and such termination specifically cannot be based on the conclusion or performance of this Agreement. There are no facts or circumstances that serve as a basis for terminating a License prior to the end of the foregoing period either for good cause or for some other reason, and to the Sellers best knowledge no such facts or circumstances are foreseeable. The Company has duly used, and is currently duly using, the Licenses. The Own intellectual property rights and the Licenses are hereinafter collectively referred to as the “Intellectual Property Rights”

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c) Andere gewerbliche Schutzrechte als die SCHUTZRECHTE werden und wurden nach Bestem Wissen der VERKÄUFER in den letzten 2 (zwei) Jahren vor dem UNTERZEICHNUNGSTAG von der GESELLSCHAFT nicht genutzt und werden auch nicht benötigt, um den Geschäftsbetrieb in Art und Umfang unverändert und der bestehenden Zukunftsplanung entsprechend fortzuführen. Die GESELLSCHAFT hat, mit Ausnahme der in Anlage 7.6 c) genannten, nach Bestem Wissen der VERKÄUFER in der Vergangenheit keine gewerblichen Schutzrechte verletzt und verletzt solche auch gegenwärtig nicht.	c) Intellectual property rights other than the Intellectual Property Rights to the Sellers Best Knowledge were not and have not been used by the Company in the last 2 (two) years prior to the Signing Date and are also not required in order to continue the business operations in the same manner and scope as before and in accordance with current future planning. The Company has, except as disclosed in Exhibit 7.6 c) to the Sellers Best Knowledge not in the past infringed and are not currently infringing any intellectual property rights.

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d) Die GESELLSCHAFT ist uneingeschränkt berechtigt, über das Know-how zu verfügen, das sie benötigt, um den Geschäftsbetrieb in Art und Umfang unverändert fortzuführen. Als „KNOW-HOW“ werden in diesem VERTRAG sämtliche Informationen (einschließlich solcher in Form von Formeln, Mustern, Listen, technischen Beschreibungen und Zeichnungen, unabhängig davon, ob und in welcher Weise sie verkörpert sind,) bezeichnet, die sich auf den Geschäftsbetrieb eines Unternehmens (einschließlich Einkauf, Forschung & Entwicklung, Produktion, Informationstechnologie, Qualitätsmanagement, Marketing, Logistik, Vertrieb und Kundenbeziehungen) beziehen und nicht allgemein bekannt sind. Die GESELLSCHAFT hat das KNOW-HOW nach BESTEM WISSEN der VERKÄUFER zu jeder Zeit als Geschäftsgeheimnis behandelt und nach Bestem Wissen der VERKÄUFER wirksam gegen eine Kenntnisnahme durch Dritte geschützt. Dritten sind keine Lizenzen oder anderen Nutzungsrechte an dem KNOW-HOW gewährt worden. Nach BESTEM WISSEN der VERKÄUFER hat kein Dritter widerrechtlich KNOW-HOW erlangt oder genutzt bzw. nutzt dieses gegenwärtig widerrechtlich.	d) The Company is entitled without restriction to exercise control over the know-how that they require in order to continue the business operations in the same manner and scope as they are currently conducted. In this Agreement, “Know-how” shall mean all information (including information comprised in or derived from formulae, designs, specifications, lists, technical descriptions and drawings), irrespective of whether and in what manner it has been memorialized, which relates to the business operation of a company (including procurement, research and development, production, information technology, quality management, marketing, logistics, sales and distribution and customer relations) and which is generally not known to the public. The Company has to the Sellers’ Best Knowledge at all times treated the Know-how as a business secret and has to the Sellers’ Best Knowledge effectively protected such Know-how from its disclosure to third parties. No licenses or other rights of use to the Know-how were granted to any third parties. According to the Sellers’ Best Knowledge, no third party has obtained or used Know-how in violation of the law or is currently using such Know-how in violation of the law.
e) Die GESELLSCHAFT verfügt jeweils über die ausschließlichen und unbeschränkten Rechte an allen Erfindungen und Entwicklungen ihrer Organmitglieder, Arbeitnehmer, freien Mitarbeiter, Dienstleister, Werkunternehmer und sonstiger Dritter, die im Zusammenhang mit einer Beschäftigung bei bzw. einer Tätigkeit für die GESELLSCHAFT entstanden sind. Die GESELLSCHAFT hat alle Rechte nach dem Arbeitnehmererfindungsgesetz und ähnlichen Gesetzen ausgeübt und alle Verpflichtungen aus diesen Gesetzen erfüllt.	e) The Company has in each case exclusive and unrestrictive rights to all inventions and developments which were made by its officers, managing directors, board members, employees, freelance workers, service providers, subcontractors and other third parties and which arose in connection with a job at or the work for the Company. The Company has exercised all rights under the German Act on Employee Inventions (Arbeitnehmererfindungsgsetz) and similar laws in other jurisdictions and fulfilled any obligations under such laws.

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f) Die von der GESELLSCHAFT verwendete Informationstechnologie (Hardware und Software) entspricht nach Bestem Wissen der VERKÄUFER in allen WESENTLICHEN ASPEKTEN den Anforderungen ihres Geschäftsbetriebs, wie er in der gegenwärtigen Weise geführt wird, und weist keine Fehler auf, die ihre Funktionalität wesentlich beeinträchtigen. Die GESELLSCHAFT verfügt nach Bestem Wissen der VERKÄUFER über Softwarelizenzen für alle von ihr genutzten Kopien von Softwareprodukten Dritter. Sie hat, nach Bestem Wissen der VERKÄUFER alle notwendigen, branchenüblichen Vorkehrungen zum Schutz ihrer Informationstechnologie und der dort gespeicherten Daten vor unbefugtem Zugriff Dritter oder Computerviren oder ähnlichen Programmen sowie zur Datensicherung und -Wiederherstellung getroffen.	f) The information technology (hardware and software) used by the Company meets to the Sellers’ Best Knowledge, in all Material Aspects, the requirements of the Company's business, as currently conducted, and is free from any defects that materially affect its functionality. The Company has to the Sellers Best Knowledge licensed from the respective owner all copies of any third-party software used by it. It has to the Sellers Best Knowledge taken all necessary safeguards to protect the information technology operated by it and its data from unauthorized access by any third party or damages caused by computer viruses or similar programs, and operates appropriate data storage and disaster recovery plans, in each case in accordance with industry standards.

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g) Die VERKÄUFER haben nach BESTEM WISSEN keine Kenntnis von Datenschutzverstößen bei der GESELLSCHAFT in der Vergangenheit. Nach BESTEM WISSEN der VERKÄUFER hält sich die GESELLSCHAFT an alle datenschutzrechtlichen Vorschriften. Die GESELLSCHAFT verarbeitet keine personenbezogenen Daten von Endverbrauchern und Konsumenten der von ihr vertriebenen Produkte.	g) To the Best Knowledge, the Sellers have no knowledge of any data protection violations at the Company in the past. To the Sellers’ Best Knowledge, the Company complies with all data protection regulations. The Company does not process any personal data of private individuals and consumers of the products distributed by the Company.
7.7 Gerichtliche und behördliche Verfahren	7.7 Legal and regulatory proceedings
Die GESELLSCHAFT ist an keinen Verfahren vor staatlichen Gerichten oder Schiedsgerichten sowie Verwaltungsverfahren beteiligt. Nach dem BESTEN WISSEN der VERKÄUFER drohen der GESELLSCHAFT auch keine solchen Verfahren. Es liegen, mit Ausnahme der in Anlage 7.7 aufgeführten, am UNTERZEICHNUNGSTAG keine Verfahren, keine gerichtlichen oder behördlichen Entscheidungen und keine Vergleiche vor, aus denen sich jeweils noch Verpflichtungen der GESELLSCHAFT ergeben.	The Company is not involved in any proceedings before any court, arbitrator or governmental authority. To the Sellers’ Best Knowledge, no such proceeding are threatening. On the Signing Date of this Agreement, the Company is if not disclosed in Exhibit 7.7 not subject to any proceeding, decision, order or decree by any court or governmental authority or any settlement that imposes any outstanding or ongoing obligation on the Company.
7.8 Genehmigungen, Einhaltung von Gesetzen	7.8 Permits and compliance with laws
a) Die GESELLSCHAFT besitzt alle öffentlich-rechtlichen und privatrechtlichen Genehmigungen und Zustimmungen („GENEHMIGUNGEN“), die zur Fortführung ihres Geschäftsbetriebs in der gegenwärtigen Weise erforderlich sind. Diese GENEHMIGUNGEN sind weder zurückgenommen, widerrufen, sonst aufgehoben oder eingeschränkt worden, noch liegen nach BESTEM WISSEN der VERKÄUFER Umstände vor, die zu einer solchen Aufhebung oder Einschränkung führen können.	a) The Company has all governmental, regulatory and other permits, licenses, authorizations and consents (“Permits”) which are required by it under public or private law in order to operate its business as currently conducted. No Permit has been cancelled, revoked, otherwise terminated or restricted, nor, to Sellers’ Best Knowledge, are there any circumstances which may result in any such termination or restriction.

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b) Der Geschäftsbetrieb der GESELLSCHAFT wird und wurde nach Bestem Wissen der VERKÄUFER in Übereinstimmung mit allen anwendbaren Gesetzen, Verordnungen, sonstigen Rechtsvorschriften und allen Genehmigungen geführt. Bis zum UNTERZEICHNUNGSTAG hat die GESELLSCHAFT keine Mitteilung einer Behörde oder eines Dritten erhalten, wonach sie gegen anwendbares Recht oder Auflagen von Genehmigungen verstößt.	b) The business of the Company is, and has been, to the Sellers Best Knowledge conducted in compliance with all applicable laws, regulations, other legally binding rules and all Permits. The Company has not received, prior to the Signing Date, any notice by any authority or third party that it fails to comply with any applicable law or the terms of any Permit.
7.9 Umwelt	7.9 Environment
Durch den Geschäftsbetrieb der GESELLSCHAFT sind keine Kontaminationen oder Belastungen von Boden, Gewässern oder Grundwasser oder Luft verursacht worden, die nach den derzeit anwendbaren Umweltgesetzen Beseitigungs-, Sicherungs-, sonstige Sanierungs- oder Untersuchungsmaßnahmen erfordern. Nach BESTEM WISSEN der VERKÄUFER sind die von der GESELLSCHAFT genutzten Grundstücke und darauf befindlichen Gebäude nicht mit gefährlichen Stoffen belastet, für die die GESELLSCHAFT verantwortlich ist.	The business operations of the Company have not caused any contamination or pollution of soil, water, groundwater or air which require, pursuant to any environmental law as currently in effect, any clean-up, containment, other remedial action or investigation. To the Sellers’ Best Knowledge, the properties used by the Company and the buildings thereon are free from any hazardous substances for which the Company is liable.
7.10 Beihilfen	7.10 State Aid

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Der GESELLSCHAFT wurden, mit Ausnahme der in Anlage 7.10 aufgeführten, seit der Gründung keine Subventionen und/oder Beihilfen gewährt.	Except as disclosed in Exhibit 7.10, no state aids and/or subsidies have been granted to the Company since incorporation.
7.11 Arbeitnehmer	7.11 Employees
a) Die Liste in Anlage 7.11a) führt vollständig, wahrheitsgemäß und korrekt alle am UNTERZEICHNUNGSTAG bestehenden Anstellungsverträge mit Geschäftsführern der GESELL-SCHAFT sowie von der GESELLSCHAFT geschlossenen Arbeitsverträge mit Arbeitnehmern auf, deren Vergütung (ohne variable oder ermessensabhängige Tantiemen oder Boni) jeweils EUR 18.000,00 (in Worten: achtzehntausend Euro) p.a. übersteigt. Am UNTERZEICHNUNGSTAG ist keiner dieser Verträge gekündigt, und nach BESTEM WISSEN der VERKÄUFER hat keiner der genannten Geschäftsführer und Mitarbeiter die Kündigung bei der GESELLSCHAFT in Aussicht gestellt.	a) The list in Exhibit 7.11a) contains a complete, true and correct list, as of the Signing Date, of all service agreements with managing directors of the Company and of all employment agreements entered into by the Company with employees whose annual salary (excluding any variable or discretionary bonuses) is in excess of EUR 18,000.00 (in words: eighteen thousand Euros). As of the Signing Date, no notice of termination of any such agreement has been given by either party thereto, and, to the Sellers’ Best Knowledge, no managing director or employee referred to above has expressed the intention to terminate his or her employment with the Company.
b) Die Liste, in Anlage 7.11 b) enthält eine vollständige, wahrheitsgemäße und korrekte (anonymisierte) Liste aller Arbeitnehmer und freien Mitarbeiter der GESELLSCHAFT am UNTER-ZEICHNUNGSTAG.	b) The list in Exhibit 7.11 b) contains a complete, true and correct list, as of the Signing Date, setting forth (on any anonymous basis) all employees and freelancers of the Company.
c) Es sind keinem Geschäftsführer oder Arbeitnehmer der GESELLSCHAFT Vergütungen, Zahlungen oder sonstige Vorteile irgendwelcher Art (einschließlich Beförderungen oder Verlängerung von Kündigungsfristen) durch die GESELLSCHAFT im Zusammenhang mit der in diesem VERTRAG vorgesehenen TRANSAKTION gewährt oder versprochen worden.	c) No compensation, payment or other benefit of any kind (including a promotion or an extension of any notice period) has been granted or promised by the Company to any managing director or employee of the Company in connection with the Transaction contemplated by this Agreement.

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d) Die Liste in Anlage 7.11 d) führt vollständig, wahrheitsgemäß und korrekt alle Tarifverträge, Betriebsvereinbarungen, Sozialpläne und, soweit sich hieraus Zahlungsverpflichtungen oder andere wesentliche Verpflichtungen der GESELLSCHAFT ergeben, betrieblichen Übungen und Gesamtzusagen der GESELLSCHAFT auf. Die GESELLSCHAFT hält alle sich daraus für sie ergebenden Verpflichtungen ein.	d) The list in Exhibit 7.11 d) contains a complete, true and correct list of all collective bargaining agreements, works council agreements, social plans, and, if providing for payment obligations or other material obligations of the Company, all standard practices and unilateral commitments towards the workforce by which the Company is bound. The Company is in full compliance with these agreements, plans, practices and commitments.
e) Am UNTERZEICHNUNGSTAG ist die GESELLSCHAFT weder von Streiks, Arbeitsniederlegungen oder Aussperrungen betroffen noch bestehen Streitigkeiten mit Gewerkschaften, Betriebsräten oder anderen Arbeitnehmer-vertretungen (einschließlich Einigungsstellenverfahren).	e) On the Signing Date, the Company is not experiencing any strike or lock-out, nor is there any dispute (including any mediation proceedings) with unions, works councils or other employee representatives.
f) Die GESELLSCHAFT ist an keine Verträge über Altersteilzeit, Pensionen oder sonstige Leistungen im Alters-, Krankheits- oder Invaliditätsfall gebunden. Soweit Pensionsverpflichtungen der GESELLSCHAFT bestehen, wurden im Jahresabschluss zum 31. Dezember 2024 Rückstellungen in Höhe der (handelsrechtlich/steuerlich gem. § 6a EStG) maximal zulässigen Werte gebildet.	f) The Company is not bound by any part-time retirement plan, pension commitment or other agreement providing for retirement, -health or invalidity benefits. All existing pension obligations of the Company have been accrued for in the annual accounts as of 31 December 2024 in an amount equal to the maximum amount permitted under German tax law (Sec. 6a of the Income Tax Act (Einkommensteuergesetz, “EStG”)).

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g) Bis auf die in Anlage 7.11g) genannten Arbeitnehmer, hat kein Arbeitnehmer der GESELLSCHAFT einen Sonderkündigungsschutz.	g) Except for those employees listed in Exhibit 7.11g), no employee of the Company has special protection against dismissal.
h) Die GESELLSCHAFT hat in der Vergangenheit und bis zum UNTERZEICHNUNGSTAG keine Verträge mit freien Mitarbeitern abgeschlossen.	h) The Company has not concluded any contracts with freelancers in the past and until the Signing Date.
i) Die GESELLSCHAFT hat in der Vergangenheit und bis zum UNTERZEICHNUNGSTAG keine Arbeitnehmer im Rahmen einer Arbeitnehmerüberlassung beschäftigt.	i) In the past and until the Signing Date, the Company has not employed any employees within the framework of a temporary employment agency.
j) Es gibt bis zum UNTERZEICHNUNGSTAG keine Vereinbarungen, die im Falle eines Kontrollwechsels zwischen der GESELLSCHAFT oder einer ihrer Tochtergesellschaften und ihren jeweiligen Arbeitnehmern, leitenden Angestellten, Geschäftsführern oder Gesellschaftern gelten, unabhängig davon, ob sie derzeit in Kraft sind oder nicht.

j) There are no agreements in effect as of the Signing Date that apply in the event of a change of control between the Company or any of its subsidiaries and their respective employees, officers, directors or shareholders, whether or not currently in effect.
k) Die Arbeitnehmer haben bis zum UNTERZEICHNUNGSTAG keine Urlaubsansprüche aufgebaut, die über die regulären Urlaubsansprüche im laufenden Kalenderjahr hinausgehen.	k) Employees have not accrued any holiday entitlements in excess of regular holiday entitlements in the current calendar year by the Signing Date.

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l) Es gibt bei der GESELLSCHAFT bis zum UNTERZEICHNUNGSTAG keine Bonus-, Gewinnbeteiligungs-, Equity-Beteiligungs- oder sonstigen Anreizpläne. Über die Bonusbeträge hinaus, die in der, der KÄUFERIN im Datenraum zur Verfügung gestellten, Arbeitnehmerliste enthalten sind, wurden keine weiteren Boni an die Arbeitnehmer gezahlt. Es gibt keine Ansprüche der Arbeitnehmer aus betrieblicher Übung.	l) There are no bonus, profit-sharing, equity participation or other incentive plans at the Company until the Signing Date. No further bonuses were paid to employees over and above the bonus amounts contained in the list of employees provided to the Purchaser in the data room. There are no claims by employees arising from Company practice.
m) Die GESELLSCHAFT hat bei der Vergütung der Arbeitnehmer bis zum UNTERZEICHNUNGSTAG die Bestimmungen zum Mindestlohn eingehalten.	m) The Company has complied with the provisions of the minimum wage requirement in the remuneration of employees until the Signing Date.
n) Es gibt keinen Betriebsrat/keine Betriebsvereinbarungen sowie keine anwendbaren Tarifverträge für die Arbeitnehmer der GESELLSCHAFT.	n) There is no works council/works agreements and no applicable collective bargaining agreements for the Company's employees.
o) Es gibt keine laufenden Arbeitsgerichtsverfahren gegen die GESELLSCHAFT.	o) There are no ongoing labour court proceedings against the Company.
p) Es gab bis zum UNTERZEICHNUNGSTAG keine Vorfälle in den Bereichen Umwelt, Gesundheit und Sicherheit sowie Arbeitsnormen jeglicher Art, die zu Ansprüchen der Arbeitnehmer gegen die GESELLSCHAFT oder ihre Tochtergesellschaften oder deren leitende Angestellte und Geschäftsführer gemäß den geltenden Bundes-, Landes-, Kommunal- oder sonstigen Gesetzen, Vorschriften oder Anforderungen führen könnten.	p) There have been no environmental, health and safety or labour standards incidents of any kind through the Signing Date that could give rise to claims by employees against the Company or its subsidiaries or their officers and directors under applicable federal, state, local or other laws, regulations or requirements.

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q) Es gab in den Sozialversicherungsprüfungen bis zum UNTERZEICHNUNGSTAG keine Beanstandungen durch die Behörden, die zu Nachzahlungen und Strafzahlungen der GESELLSCHAFT geführt haben.	q) Up to the Signing Date, there were no objections by the authorities in the social security audits that led to additional payments and penalties for the Company.
7.12 Wesentliche Verträge	7.12 Material Agreements
a) Die Liste in Anlage 7.12 enthält eine vollständige, wahrheitsgemäße und korrekte Aufstellung aller noch nicht beiderseits (einschließlich Neben-, Nebenleistungs-, bedingten oder künftigen Pflichten) vollständig erfüllten Verträge, die von der GESELLSCHAFT ausdrücklich oder stillschweigend, schriftlich, mündlich oder in sonstiger Form geschlossen worden sind und die mindestens einer der nachfolgend aufgeführten Kategorien unterfallen (zusammen die „WESENTLICHEN VERTRÄGE“ und einzeln der „WESENTLICHE VERTRAG“), jeweils mit zutreffenden Angaben zu den Vertragspartnern, wesentlichen Vertragsleistungen und Gegenleistungen (insbesondere zur Höhe von Zahlungs-verpflichtungen), Laufzeit und Kündigungsfristen:	a) The list in Exhibit 7.12 contains a complete, true and correct list of all agreements which have not yet been fully performed by both parties (including incidental, conditional or future duties) and which were expressly or implicitly concluded by the Company, whether in writing, oral or in another form, and which fall within at least one of the following listed categories (hereinafter collectively referred to as the “Material Agreements” and individually as a “Material Agreement”), in each case containing correct information about the contracting parties, the material contractual duties and counter-duties (specifically the amount of the payment obligations), the contractual term and the notice periods for termination:

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(i) Die Verträge der 10 (zehn) größten Kunden, Zulieferer, Dienstleister und ähnliche wichtige Verträge mit Ausnahme der Bestellungen im Rahmen des ordnungsgemäßen Geschäftsgangs.	(i) agreements with the 10 (ten) biggest customers, suppliers, service providers and similar important agreements with the exception of orders placed in the ordinary course of business.
(ii) Verträge über den Erwerb, die Veräußerung oder die Belastung von Grundstücken oder grundstücksgleichen Rechten;	(ii) agreements regarding the acquisition, sale or encumbrance of real property or rights equivalent to real property;
(iii) Verträge über den Erwerb, die Veräußerung oder die Belastung von Anteilen an anderen Unternehmen oder Personengesellschaften;	(iii) agreements regarding the acquisition, sale or encumbrance of shares of or interests in other companies or partnerships;
(iv) Verträge über den Erwerb, die Veräußerung oder die Belastung von Vermögensgegenständen des Anlagevermögens, die (einzeln oder insgesamt) einen Wert von mindestens EUR 10.000,00 (in Worten: zehntausend Euro) haben;	(iv) agreements concerning the acquisition, sale or encumbrance of fixed assets which (either individually or collectively) have a value of at least EUR 10,000.00 (in words: ten thousand Euros);
(v) Verträge über den Erwerb, die Veräußerung oder die Einräumung von Nutzungsrechten an Unternehmen, Betrieben oder Unternehmens- oder Betriebsteilen;	(v) agreements to purchase, sell or use any enterprises, business operations, or parts thereof;

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(vi) Nießbrauch-, Pacht-, Miet- oder Leasingverträge, die
(i) die GESELLSCHAFT (einzeln oder insgesamt) zu Zahlungen von mindestens EUR 5.000,00 (in Worten: fünftausend Euro) pro Jahr verpflichten oder (ii) deren Bestand für die GESELLSCHAFT, den Geschäftssitz oder zur Aufrechterhaltung von für den Geschäftsbetrieb benötigten Lizenzen, Genehmigung oder anderen Erlaubnissen zwingend erforderlich sind;	(vi) usufruct (Nießbrauch-), usufructuary leases, tenancy, lease or leasing agreements (Pacht-, Miet- oder Leasingverträge) which (i) obligate the Company to make payments of at least EUR 5,000.00 (in words: five thousand Euros) per year, or
(ii) whose existence is absolutely necessary for the Company, its registered business seat, or for maintaining licenses, approvals, or other permits required for business operations;
(vii) Lizenzverträge, welche die GESELLSCHAFT als Lizenzgeber oder Lizenznehmer geschlossen hat und die (i) (einzeln oder insgesamt) jährliche Zahlungen von mindestens EUR 5.000,00 (in Worten: fünftausend Euro) vorsehen oder (ii) von der GESELLSCHAFT zur Vermarktung ihrer Produkte zwingend erforderlich sind;	(vii) license agreements which the Company have concluded either as licensor or licensee and which (i) (individually or collectively) provide for annual payments of at least EUR 5,000.00 (in words: five thousand Euros) or (ii) are absolutely necessary for the Company to market its products.

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(viii) Darlehens-, Krediteröffnungsverträge oder sonstige Kreditverträge (mit Ausnahme handelsüblicher und im gewöhnlichen Geschäftsgang vereinbarter Stundungen), sowie Factoringverträge;	(viii) loan agreements, account agreements or other credit agreements (with the exception of any customary payment deferrals agreed to in the ordinary course of business), as well as factoring agreements;
(ix) Garantien, Bürgschaften, Schuldübernahmen, Schuldbeitritte, Patronatserklärungen und ähnliche Verpflichtungen;	(ix) guarantees, payment guarantees (Bürgschaften), assumptions of debt, collateral promises (Schuldbeitritte), letters of comfort and similar legal instruments;
(x) Vertragshändler- und Handelsvertreterverträge;	(x) distributorship and sales agency agreements;
(xi) Anstellungsverträge, sonstige Dienstverträge sowie Beraterverträge, die (einzeln oder gesamt) eine jährliche Gesamtvergütung von mindestens EUR 18.000,00 (in Worten: achtzehn-tausend Euro) vorsehen;	(xi) employment agreements, other service agreements or agreements with advisors or consultants which (either individually or collectively) provide for an annual remuneration of at least EUR 18,000.00 (in words: eighteen thousand Euros);
(xii) Gewinn- oder Umsatzbeteiligungen, Mitarbeiterbeteiligungen, Aktienoptionen sowie ähnliche Verträge;	(xii) profit or revenue sharing arrangements, employee participation schemes, stock options and similar arrangements or schemes;
(xiii) Tarifverträge (einschließlich Firmentarifverträge), sowie Betriebsvereinbarungen und betriebliche Übungen;	(xiii) collective bargaining agreements (including company-specific collective bargaining agreements) as well as shop agreements (Betriebsvereinbarungen) and implied contracts based on established plant practices (betriebliche Übungen);

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(xiv) Joint Venture-, Kon-sortial-, Kooperations- und ähnliche Verträge mit Dritten;	(xiv) joint venture agreements, consortium agreements, cooperation and similar contracts with third parties;
(xv) sonstige Verträge oder Zusagen mit einem jährlichen Zahlungs-volumen von EUR 10.000,00 (in Worten: zehntausend Euro).	(xv) Other agreements or commitments which impose annual payments of at least EUR 10,000 (in words: ten thousand Euros).
b) Alle WESENTLICHEN VERTRÄGE sind zu marktüblichen Bedingungen geschlossen worden und begründen wirksame und durchsetzbare Rechte der GESELLSCHAFT. Die GESELLSCHAFT hat alle Verpflichtungen aus diesen Verträgen vollständig und ordnungsgemäß erfüllt. Es bestehen zum UNTERZEICHNUNGSTAG nach Bestem Wissen der VERKÄUFER keine Umstände, aufgrund derer einer dieser Verträge vor Ablauf eines Zeitraums von 12 (zwölf) Monaten nach dem VOLLZUGSTAG, sofern der betreffende Vertrag eine längere Laufzeit hat, aus wichtigem Grund gekündigt oder in sonstiger Weise außerordentlich beendet werden könnte, insbesondere nicht aufgrund des Abschlusses oder der Durchführung dieses VERTRAGES; derartige Umstände sind nach Bestem Wissen der VERKÄUFER auch nicht absehbar.	b) All Material Agreements were concluded on standard market terms and conditions and establish valid and enforceable rights of the Company. The Company has fully and duly discharged all obligations under these agreements. As of the Signing Date to the Sellers Best Knowledge there are no facts or circumstances that serve as a basis for terminating one of these Agreements prior to the end of a period of 12 (twelve) months after the Closing Date provided that the contract in question has a longer term either for good cause or otherwise be subject to extraordinary termination and specifically not on the basis of the conclusion or performance of this Agreement, and no such facts or circumstances are to the Sellers Best Knowledge foreseeable.

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c) Vor dem VOLLZUGSTAG wurde keine WESENTLICHE VERTRAGSPFLICHT aus einem WESENTLICHEN VERTRAG verletzt, die nicht am VOLLZUGSTAG wieder behoben wurde, es wird auch keine solche Pflicht gegenwärtig verletzt. „WESENTLICHE VERTRAGSPFLICHTEN“ sind solche Pflichten, deren Erfüllung zur Erreichung des Vertragszwecks unerlässlich ist und auf deren Einhaltung die jeweils andere Vertragspartei regelmäßig vertraut und vertrauen darf.	c) No Material Contractual Obligation” has been breached under a Material Agreement prior to the Closing Date, where such breach was not cured on the Closing Date and there is currently no breach of such duty. “Material Contractual Obligations” are those obligations that are essential for the achievement of the purpose of this Agreement, and the fulfilment of which the other Party regularly relies upon and is entitled to rely upon.
d) Die Vertragspartner der GESELLSCHAFT sind ihren WESENTLICHEN VERTRAGSVERPFLICHTUNGEN aus den WESENTLICHEN VERTRÄGEN ordnungsgemäß nachgekommen. Den VERKÄUFERN ist nach Bestem Wissen nichts darüber bekannt, dass gegen die Vertragspartner der GESELLSCHAFT Zwangs-vollstreckungsmaßnahmen eingeleitet oder angedroht sind oder dass in Bezug auf einen dieser Vertragspartner ein Antrag auf Einleitung eines Insolvenzverfahrens gestellt oder angedroht wurde.	d) The contracting parties of the Company have duly complied with their Material Contractual Obligations under the Material Agreements. To their Best Knowledge the Sellers are not aware of any compulsory enforcement measures having been initiated against or threatening any of the contracting parties of the Company, nor that an application for the opening of insolvency proceedings relating to any such contracting party has been made or threatened.

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7.13 Versicherungen	7.13 Insurance coverage
Die Liste in Anlage 7.13 enthält eine vollständige, wahrheitsgemäße und korrekte Auflistung aller Versicherungen der GESELLSCHAFT. Die GESELLSCHAFT befindet sich mit keinen Prämienzahlungen im Rückstand, und es liegen nach Bestem Wissen der VERKÄUFER keine sonstigen Umstände (insb. Obliegenheitsverletzungen) vor, die das Bestehen des Versicherungsschutzes in Frage stellen. Am UNTERZEICHNUNGSTAG liegen keine noch unerledigten Versicherungsfälle vor. Die GESELLSCHAFT hat einen wirksamen Versicherungsschutz bezüglich aller gesetzlich vorgeschriebenen Versicherungen und unterhält diese in üblicher Höhe in der Pharmaindustrie, so dass alle Risiken, die Gegenstand der gesetzlich vorgeschriebenen Versicherungen sind, adäquat abgesichert sind.	The list in Exhibit 7.13 contains a complete, true and correct list of all insurance policies of the Company. The Company has paid all premiums when due, and there are to the Sellers Best Knowledge no other circumstances (including the breach of any obligation under a policy) which may adversely affect coverage under any insurance policy. As of the Signing Date, there are no outstanding insurance claims. The Company has effective insurance coverage for all legally required types of insurance and maintains this coverage at the usual levels in the pharmaceutical industry, so that all risks to be covered by legally required insurances are adequately covered.
7.14 Produkte	7.14 Products
a) Bis zum UNTERZEICHNUNGSTAG sind gegenüber der GESELLSCHAFT keine noch unerledigten Ansprüche aus Produkthaftung oder aus Gewährleistungen oder Garantien von jeweils mehr als EUR 5.000,00 (in Worten: fünftausend Euro) schriftlich geltend gemacht worden. Die von der GESELLSCHAFT seit dem 1. Juli 2024 hergestellten oder vertriebenen Produkte weisen nach dem BESTEN WISSEN der VERKÄUFER keine Qualitäts-, Konstruktions- oder Serienfehler auf.	a) As of the Signing Date, no written product liability or product warranty claims in excess of EUR 5,000.00 (in words: five thousand Euros) are pending against the Company. The products manufactured or sold by the Company since 1 July 2024 do not have any quality, design or serial defects, to the Best Knowledge of the Sellers.
b) Alle Cannabisblüten, die als GACP-Produkte nach Europa oder Deutschland importiert wurden, unterliegen nach BESTEM WISSEN der VERKÄUFER ausschließlich den GACP-Standards und entsprechen diesen.	b) All cannabis flowers imported as GACP products to Europe or Germany are to the Sellers’ Best Knowledge indeed subject to and GACP only and comply with that standard.

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c) Für alle Produkte und Sorten, die mit ionisierender Strahlung behandelt wurden mit Ausnahme der ausdrücklich in Anlage 7.14 c) aufgeführten, wurden neue sortenspezifische AMRadV-Zulassungen beantragt.	c) New cultivar-specific AMRadV licenses have been applied for all products and cultivars that have been treated with ionizing radiation except for those explicitly listed in Exhibit 7.14 c).
d) Für die Lieferanten [REDACTED]. Jedoch bestehen rechtsverbindliche Qualitätsvereinbarungen zwischen diesen Lieferanten und den jeweiligen GMP- Prozessierern der vertragsgegenständlichen Produkte.	d) The Company has not entered into any quality agreements with the suppliers [REDACTED]. However, legally binding quality agreements exist between these suppliers and the respective GMP processors of the products covered by the respective agreements.
7.15 Die TRANSAKTION betreffende Verbindlichkeiten	7.15 Transaction related liabilities
Die GESELLSCHAFT hat mit Ausnahme der in Anlage 7.15 offengelegten keine Verbindlichkeiten (einschließlich ungewisser oder unbekannter Verbindlichkeiten) zur Zahlung von Provisionen, Maklerhonoraren, Boni oder sonstigen Aufwendungen im Zusammenhang mit der in diesem VERTRAG vorgesehenen TRANSAKTION.	Except as disclosed in Exhibit 7.15 the Company does not have any liabilities (whether absolute or contingent, known or unknown) which relate to any commission, broker’s fee, bonus or other expenses in connection with the Transaction contemplated by this Agreement.
7.16 Führung des Geschäftsbetriebs seit dem 31 Dezember 2024	7.16 Conduct of business since 31 December 2024
In der Zeit zwischen dem 31. Dezember 2024 und dem UNTERZEICHNUNGSTAG hat die GESELLSCHAFT, mit Ausnahme der in Anlage 7.16 aufgeführten, keine Geschäfte abgeschlossen oder sonstigen Maßnahmen getroffen, die nach den bisherigen Maßstäben außerhalb ihres gewöhnlichen Geschäftsbetriebs liegen, und es sind in Bezug auf die GESELLSCHAFT keine der nachfolgend genannten Handlungen vorgenommen worden oder Ereignisse eingetreten:	In the period between 31 December 2024 and the Signing Date, the Company has not - with the exception of those listed in Exhibit 7.16 - entered into any transaction or taken any other action other than in the ordinary course of business consistent with past practice, and none of the following actions or events has been taken or occurred with respect to the Company:

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a) Maßnahmen, die nach Gesetz oder Satzung der Zustimmung der Gesellschafterversammlung bedürfen;	a) any transaction requiring the consent of the shareholders' meeting pursuant to applicable law or the articles of association;
b) Zahlungen oder Gewährung von Vorteilen an Gesellschafter, mit diesen verbundene Unternehmen oder ihnen nahestehende Personen, die nicht in Anlage 7.16 aufgelistet sind;	b) any payment or benefit to a shareholder, any shareholder affiliate or any person related to any of them that have not been listed in Exhibit 7.16;
c) Anschaffungen von Wirtschaftsgütern des Anlagevermögens im Wert von mehr als EUR 50.000,00 (in Worten: fünfzigtausend Euro) im Einzelfall, soweit diese nicht in dem der KÄUFERIN vor dem UNTERZEICHNUNGSTAG übergebenen Investitionsplan (Anlage 7.16) vorgesehen sind;	c) any investments in fixed assets exceeding EUR 50,000.00 (in words: fifty thousand Euros) in each case, except to the extent provided for in the investment plan (Exhibit 7.16) delivered to the Purchaser prior to the Signing Date;
d) Beendigung oder wesentliche Änderungen von WESENTLICHEN VERTRÄGEN gem. Ziffer 7.12;	d) termination of, or any material amendment to, any Material Agreement (as defined in Section 7.12;
e) Beendigung oder wesentliche Reduzierung der Geschäftsbeziehung mit einem der im vorangegangenen Geschäftsjahr nach Umsatz 10 (zehn) größten Kunden und Lieferanten (basierend auf den Umsätzen des vorangegangenen Geschäftsjahres);	e) any termination or material reduction of the business dealings with any of the 10 (ten) largest customers and suppliers (based on sales in the preceding financial year);

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f) wesentliche Änderungen der Vergütung oder sonstigen Bedingungen der Anstellungs- und Arbeitsverträge von Geschäftsführern und Mitarbeitern, ausgenommen normale Gehaltsanpassungen entsprechend der bislang üblichen Praxis; Maßnahmen, die Betriebsänderungen iSv § 111 BetrVG darstellen;	f) any significant change in the compensation or other terms of employment of any managing director or employee, other than normal salary or wage increases, consistent with past practice; any measure qualifying as a change of operations within the meaning of Sec. 111 of the German Work Constitution Act (Betriebsverfassungsgesetz, “BetrVG”);
g) Schäden an Vermögensgegenständen oder Unfall- oder Haftpflichtschäden von mehr als EUR 5.000,00 (in Worten: fünftausend Euro) im Einzelfall.	g) any damage, destruction, other casualty loss or third-party liability claim which is, in each case, in excess of EUR 5,000.00 (in words: five thousand Euros).
7.17 Sonstige wesentliche Umstände	7.17 Other material circumstances
Nach BESTEM WISSEN der VERKÄUFER sind am UNTERZEICHNUNGSTAG hinsichtlich der GESELLSCHAFT keine WESENTLICH NACHTEILIGEN VERÄNDERUNGEN eingetreten und die VERKÄUFER erwarten auch nach BESTEM WISSEN aufgrund konkreter Umstände, die der KÄUFERIN nicht auch bekannt sind, keine WESENTLICHEN NACHTEILIGEN VERÄNDERUNGEN bis zum VOLLZUGSTAG. Zur Klarstellung: im Falle einer WESENTLICHEN NACHTEILIGEN VERÄNDERUNG aufgrund eines Ereignisses eine AMRadV-Zulassung betreffend, für die eine Garantie gem. Ziffer 7.14c) oder eine Freistellung gem. Ziffer 12.1a) gilt, ist es unerheblich, ob die KÄUFERIN ggf. auch Kenntnis von dem Umstand hatte.	To the Best Knowledge of the Sellers, there has been no Material Adverse Change in respect of the Company at the Signing Date and the Sellers do also to their Best Knowledge not expect due to specific circumstances that are not also known to the Purchaser any Material Adverse Change until the Closing Date . For clarification purposes: In the event of a Material Adverse Change due to an event affecting an AMRadV approval for which a Warranty pursuant to Section 7.14c) or an exemption pursuant to Section 12.1a) applies, it is irrelevant whether the Purchaser was aware of the circumstances.

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7.18 Keine Zahlungsunfähigkeit der VERKÄUFER	7.18 No insolvency of the Sellers
Jeder VERKÄUFER erklärt für sich alleine und haftet bezüglich dieser GARANTIE in Ziffer 7.18 alleine und persönlich, nicht gesamtschuldnerisch:	Each Seller declares on its own behalf and is solely and personally liable with regard to this Warranty in Section 7.18, not jointly and severally:
Über das Vermögen des VERKÄUFERS ist kein Insolvenzverfahren eröffnet worden, und die Eröffnung eines solchen Verfahrens wurde weder durch den VERKÄUFER oder - nach BESTEM WISSEN des VERKÄUFERS - einen Dritten beantragt noch liegen Umstände vor, die einen solchen Antrag erfordern würden. Es liegt hinsichtlich des VERKÄUFERS auch keine drohende Zahlungsunfähigkeit iSv § 18 InsO vor. Der VERKÄUFER hat weder ein vorinsolvenzliches Restrukturierungsverfahren (oder vergleichbares Verfahren) eingeleitet (einschließlich der Inanspruchnahme von Instrumenten eines Stabilisierungs- und Restrukturierungsrahmens sowie einer Sanierungsmoderation) noch Vorbereitungs- oder sonstige Maßnahmen im Hinblick auf ein solches Verfahren getroffen. Der VERKÄUFER hat keine Vereinbarungen mit Gläubigern über einen Schuldenerlass, eine Stundung oder sonstige Restrukturierung ihrer Finanzierung geschlossen und führt derzeit hierüber auch keine Gespräche.	No insolvency proceedings have been instituted against Seller’s assets and no application for the institution of such proceedings has been made by Seller or - to the Seller’s Best Knowledge - a third party, nor are there any circumstances that would require such an application. There is also no imminent insolvency with regard to the Seller within the meaning of § 18 InsO. The Seller has neither initiated pre-insolvency restructuring proceedings (or comparable proceedings) (including the use of instruments of a stabilization and restructuring framework and a restructuring facilitation) nor taken preparatory or other measures with regard to such proceedings. The Seller has not concluded any agreements with creditors on debt relief, a deferral or other restructuring of its financing and is not currently in discussions in this regard.
7.19 Keine weiteren Garantien	7.19 No other warranties
Bis auf die in diesem VERTRAG ausdrücklich erklärten Garantien, geben die VERKÄUFER keine weiteren Zusicherungen oder Gewährleistungen in Bezug auf die VERKAUFTEN ANTEILE, die GESELLSCHAFT und ihre Geschäftstätigkeit ab.	Except for the warranties expressly stated in this Agreement, the Sellers do not make any further representations or warranties with respect to the Sold Shares, the Company and its business activities.

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Die KÄUFERIN bestätigt hiermit ausdrücklich und erklärt sich damit einverstanden, die VERKAUFTEN ANTEILE, die GESELLSCHAFT und ihr Geschäft in dem Zustand zu erwerben, in dem sie sich am VOLLZUGSTAG befinden, und zwar auf der Grundlage der eigenen zufriedenstellenden und eingehenden Inspektion, Prüfung und Feststellung der KÄUFERIN in Bezug darauf, einschließlich der umfassenden Due-Diligence-Prüfung (die „Due Diligence-Prüfung“), die sie und die Direktoren, leitenden Angestellten, Mitarbeiter, Vertreter, Berater und Rechtsberater der KÄUFERIN in Bezug auf die VERKAUFTEN ANTEILE durchgeführt haben (zusammen die „VERTRETER DER KÄUFERIN“),	PURCHASER hereby expressly acknowledges and agrees to purchase the SOLD SHARES, the COMPANY and its business in the condition they are in on the CLOSING DATE, based on its own satisfactory and thorough inspection, examination and investigation by the PURCHASER in relation thereto, including the comprehensive due diligence (the “Due Diligence”) carried out by it and the directors, officers, employees, agents, advisers and legal advisers of the PURCHASER in relation to the SOLD SHARES (collectively, the “PURCHASER'S REPRESENTATIVES”),

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Die VERTRETER DER KÄUFERIN haben sich in Bezug auf die VERKAUFTEN ANTEILE, die GESELLSCHAFT und deren Geschäfte vor dem UNTERZEICHNUNGSTAG auf keine ausdrücklichen oder stillschweigenden Zusicherungen, Garantien, Gewährleistungen, Zusagen oder Offenlegungs- oder ähnliche Verpflichtungen verlassen, die von den VERKÄUFERN oder ihren jeweiligen Geschäftsführern, leitenden Angestellten, Mitarbeitern, Vertretern, Beratern und Anwälten (zusammen die „VERTRETER DER VERKÄUFER“) im Zusammenhang mit diesem VERTRAG und der hierin vorgesehenen TRANSAKTION gemacht, gegeben oder übernommen wurden, mit Ausnahme der GARANTIEN und anderer in diesem Vertrag ausdrücklich vorgesehener Zusicherungen und Freistellungen.

Insbesondere bestätigt die KÄUFERIN und erklärt sich damit einverstanden, dass die VERKÄUFER keine Zusicherungen oder Gewährleistungen abgeben und dass die KÄUFERIN sich nicht auf die VERKÄUFER oder einen ihrer Vertreter verlassen hat und auch keine Ansprüche gegen diese geltend machen wird, und zwar in Bezug auf:

(i) Budgets, Prognosen, Schätzungen oder andere Projektionen jeglicher Art (einschließlich Projektionen zukünftiger Einnahmen, zukünftiger Betriebsergebnisse, zukünftiger Cashflows, zukünftiger finanzieller Lage oder zukünftiger Geschäftstätigkeiten (oder jeglicher zugrunde liegender Komponenten davon)); oder

(ii) sonstige Informationen oder Dokumente in Bezug auf die VERKAUFTEN ANTEILE, die GESELLSCHAFT (i) des Due-Diligence-Materials und (ii) aller steuerlichen Angelegenheiten

The PURCHASER'S REPRESENTATIVES have not relied on any express or implied representations, warranties, guaranties, covenants or disclosure or similar undertakings made by the SELLERS or their respective directors, officers, employees, agents, consultants and attorneys (collectively, the “SELLERS' REPRESENTATIVES”) in connection with the Sold shares, the Company and its business prior to the Signing Date, officers, employees, agents, consultants and attorneys (collectively, the “SELLERS' REPRESENTATIVES”) in connection with this Agreement and the Transaction contemplated hereby, except for the GUARANTEES and other representations and indemnities expressly provided for herein.

In particular, PURCHASER acknowledges and agrees that SELLERS make no representations or warranties and that PURCHASER has not relied on and will not make any claims against SELLERS or any of their representatives with respect to:

(i) budgets, forecasts, estimates or other projections of any kind (including projections of future revenues, future results of operations, future cash flows, future financial condition or future business activities (or any underlying components thereof)); or

(ii) any other information or documents relating to the SOLD SHARES, the COMPANY (i) the Due Diligence Material and (ii) any tax matters

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§ 8 Haftung der VERKÄUFER // Liability of the Sellers

8.1 Ist eine der in §§ 7 und 11 enthaltenen GARANTIEN ganz oder teilweise unrichtig, haben die VERKÄUFER der KÄUFERIN jeweils als Teilschuldner den sich daraus ergebenden Schaden nach Maßgabe dieses § 8 des VERTRAGES und der §§ 249 ff. BGB zu ersetzen.	8.1 If any of the Warranties contained in Sections 7 and 11 are wholly or partially incorrect, the Sellers shall as partial debtors be liable to the Purchaser for the resulting damage in accordance with this Section 8 of the Agreement and Sections 249 et seqq. BGB.
8.2 Die VERKÄUFER haften nicht für die Unrichtigkeit einer GARANTIE nach § 7,	8.2 The Sellers shall not be liable for any inaccuracy of a Warranty pursuant to § 7
a) wenn und soweit entweder die KÄUFERIN oder die VERTRETER der KÄUFERIN nachweislich einen Schaden selbst verursacht oder mitverursacht haben oder einen daraus resultierenden Schaden verschlimmert haben oder es versäumt haben, den Schaden gemäß § 254 BGB zu mindern;	a) if and to the extent either the Purchaser or the Purchaser’s Representatives have demonstrably caused or contributed to the damage itself or have aggravated any resulting damage or have failed to mitigate the damage in accordance with § 254 BGB;
b) soweit für den betreffenden Sachverhalt im JAHRESABSCHLUSS Einzelwertberichtigungen, Verbindlichkeiten oder Rückstellungen ausgewiesen sind;	b) to the extent that individual value adjustments, liabilities or provisions are shown for the relevant facts in the ANNUAL FINANCIAL STATEMENTS;
c) soweit die KÄUFERIN einen entsprechenden durchsetzbaren Anspruch auf Rückzahlung, Erstattung oder Entschädigung gegenüber einem Dritten hat;	c) to the extent the Purchaser has a corresponding claim for repayment, reimbursement, or compensation against a third party;
d) soweit die Schäden aus der Verabschiedung oder Änderung eines Gesetzes, einer Satzung, einer Verordnung, einer Vorschrift, einer Regelung, einer Vorschrift des Gewohnheitsrechts oder deren Auslegung durch eine Regierungsbehörde oder ein Gericht nach dem VOLLZUGSTAG resultieren oder sich dadurch erhöhen.	d) to the extent damages result from or are increased by the enactment or amendment of any law, statute, ordinance, regulation, rule, common law provision or the interpretation thereof by any governmental authority or court after the Closing Date.

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Ansprüche der KÄUFERIN wegen der Unrichtigkeit einer GARANTIE nach Ziffer 8.1 sind ausgeschlossen, soweit die Umstände, welche die Unrichtigkeit der GARANTIE begründen, der KÄUFERIN am UNTERZEICHNUNGSTAG bekannt sind, wobei hierfür allein die tatsächliche Kenntnis der in der in Anlage 8.2 genannten Personen maßgeblich ist. § 442 BGB findet keine Anwendung.	Any claims of the Purchaser pursuant to Section 8.1 arising from the inaccuracy of a Warranty shall be excluded to the extent that the circumstances resulting in such inaccuracy of a Warranty are known by the Purchaser on the Signing Date, whereby for the purpose of this provision solely the actual knowledge of the persons listed in Exhibit 8.2 shall be relevant. Section 442 BGB shall not apply.
Als der KÄUFERIN bekannt gelten auch Umstände, die	The Purchaser shall also be deemed to be aware of circumstances that
a) In diesem VERTRAG einschließlich seiner Anlagen offengelegt sind; oder	b) are disclosed this Agreement including its Exhibits; or
b) der KÄUFERIN im Rahmen der Due Diligence der GESELLSCHAFT von den VERKÄUFERN im DUE DILIGENCE MATERIAL offengelegt wurden.	c) disclosed to the Purchaser by the SELLERS in the DUE DILIGENCE MATERIAL as part of the due diligence of the COMPANY.
Für die Zwecke dieser Vereinbarung bezeichnet der Begriff „DUE DILIGENCE MATERIAL“ die Dokumente und Informationen kommerzieller, finanzieller, buchhalterischer, steuerlicher, rechtlicher, umweltbezogener und sonstiger Art in Bezug auf die VERKAUFTEN ANTEILE, die GESELLSCHAFT und das GESCHÄFT, die der KÄUFERIN und den VERTRETERN der KÄUFERIN während oder im Zusammenhang mit der Due Diligence zur Verfügung gestellt wurden, einschließlich (i) der von den VERKÄUFERN oder in ihrem Namen zur Verfügung gestellten Informationen (ii) die Dokumente und Informationen, die in dem von Drooms für die Zwecke der Due Diligence betriebenen elektronischen Datenraum vom 7. Mai 2025 bis zum 11. August 2025 („DATENRAUM“) zur Verfügung gestellt wurden, und (iii) die Erklärungen und Antworten, die der KÄUFERIN oder den VERTRETERN der KÄUFERIN während des Frage- und Antwortverfahrens, das in Bezug auf die Due Diligence eingeleitet wurde, in der als Dokument Nr. 6.1 im DATENRAUM hinterlegte Q&A-Liste („Q&A LISTE“) offengelegt wurden. Nur Informationen, die in schriftlicher Korrespondenz mit der GESELLSCHAFT, den Vertretern der GESELLSCHAFT, den VERKÄUFERN und den VERTRETERN der VERKÄUFER offengelegt wurden, einschließlich der Verhandlungen über diesen VERTRAG, in schriftlicher Form gelten ebenfalls als DUE DILIGENCE MATERIAL. Elektronische Kopien der im DATENRAUM bereitgestellten Informationen wurden auf einem USB-Stick gespeichert und Kopien dieses Sticks wurden zwischen den PARTEIEN ausgetauscht. Die PARTEIEN verpflichten sich, innerhalb von 1 (einer) Woche ab UNTERZEICHNUNGSTAG sich gegenseitig schriftlich zu bestätigen, dass die Inhalte des USB-Sticks dem Inhalt des DATENRAUMS zum Stichtag 11. August 2025 entsprechen.

For the purposes of this Agreement, the term “Due Diligence Material” means the documents and information of a commercial, financial, accounting, tax, legal, environmental and other nature relating to the Sold Shares, the Company and the Business provided to the Purchaser and the Purchaser’s Representatives during or in connection with the Due Diligence, including (i) the information provided by or on behalf of the Sellers (ii) the documents and information made available in the electronic data room operated by Drooms from 7 May 2025 to 11 August 2025 (“Data Room”) for the purposes of the due diligence, and (iii) the statements and answers provided to the Purchaser and the Purchaser’s Representatives during the question and answer session initiated in relation to the Due Diligence disclosed in the Q&A list which is document no. 6.1 in the Data Room (“Q&A List”). Only Information disclosed during written correspondence with the Company, the Company’s Representatives, the Sellers and the Sellers’ Representatives, including negotiations on this Agreement, in written form, shall be considered Due Diligence Material Electronic copies of the information provided in the Data Room have been stored on a USB flash drive and copies of such flash drive have been exchanged between the Parties. The Parties undertake to confirm to each other in writing within 1 (one) week of the Signing Date that the contents of the USB stick correspond to the contents of the Data Room as of 11 August 2025.

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Dies gilt jeweils nur, sofern die die Unrichtigkeit der GARANTIE begründenden Tatsachen sich aus dem DUE DILIGENCE MATERIAL hinreichend deutlich und spezifisch ergeben und die Offenlegung nicht irreführend ist.	This shall only apply if the facts on which the inaccuracy of the GUARANTEE is based, are sufficiently clear and specific and disclosure within the Due Diligence Material is not misleading.
8.3 Ansprüche der KÄUFERIN aus den in § 7 enthaltenen GARANTIEN bestehen nur, falls der zu ersetzende Schaden im Einzelfall einen Betrag von EUR 35.000 (in Worten: fünfunddreißigtausend Euro) und alle aus der Unrichtigkeit von GARANTIEN resultierenden Schäden insgesamt einen Betrag von EUR 175.000 (in Worten: einhundertfünfundsiebzigtausend Euro) übersteigen, wobei in diesen Fällen jeweils der volle Betrag geltend gemacht werden kann. Die Haftung der VERKÄUFER wegen Unrichtigkeit der GARANTIEN - mit Ausnahme der in § 7.2 enthaltenen GARANTIEN - ist auf 30% (in Worten: dreißig Prozent) des auf den jeweiligen VERKÄUFER entfallenden ENDGÜLTIGEN KAUFPREISES maximal jedoch insgesamt auf EUR 7.500.000 (in Worten: sieben Millionen und fünfhunderttausend Euro) begrenzt. Im Falle einer vorsätzlichen Verletzung einer GARANTIE haften die VERKÄUFER unbegrenzt. Die VERKÄUFER sind berechtigt, gegenüber etwaigen Ansprüchen der KÄUFERIN die Aufrechnung mit den Ansprüchen der VERKÄUFER aus dem VENDOR LOAN zu erklären.	8.3 The Purchaser shall have claims under the Warranties contained in § 7 only if the Loss exceeds an amount of EUR 35,000 (in words: thirty-five thousand Euros) in each individual case and all losses arising out of any inaccuracy of the Warranties exceed an aggregate amount of EUR 175,000 (in words: one hundred and seventy-five thousand Euros) (in which cases the full amount shall be recoverable). The Seller’s aggregate liability for the inaccuracy of the Warranties, other than the Warranties set forth in Section 7.2, shall be limited to 30% (in words: thirty percent) of the Final Purchase Price attributable to the respective Seller but to a maximum total of EUR 7,500,000.00 (in words: seven million and five hundred thousand Euros). In the case of an intentional breach of a warranty, the Sellers shall be liable without limitation. The sellers are entitled to set off any potential claims of the Purchaser against claims of the Seller in connection with the Vendor Loan.

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8.4 Ansprüche der KÄUFERIN nach Ziffer 8.1 verjähren mit Ablauf von 24 (vierundzwanzig) Monaten nach dem VOLLZUGSTAG. Dies gilt jedoch nicht für die Haftung der VERKÄUFER für die lastenfreie Übertragung der VERKAUFTEN ANTEILE, für welche eine Verjährungsfrist von 7 (sieben) Jahren seit dem VOLLZUGSTAG gilt, oder bei vorsätzlicher Pflichtverletzung oder Arglist, hier beträgt die Verjährungsfrist 10 (zehn) Jahre.	8.4 Any claims of the Purchaser pursuant to Section 8.1 shall be time-barred upon the expiration of a period of 24 (twenty-four) months after the Closing Date, except for the obligation of the Sellers to transfer the Sold Shares to the Purchaser, free and clear of any encumbrances, which shall be subject to a limitation period of 7 (seven) years after the Closing Date or in the event of intentional breach of duty or malice, in which case the limitation period is 10 (ten) years.
8.5 Macht ein Dritter gegen die GESELLSCHAFT einen Anspruch geltend, der zu einer Haftung der VERKÄUFER wegen Unrichtigkeit einer GARANTIE führen kann, wird die KÄUFERIN dies den VERKÄUFERN innerhalb angemessener Frist anzeigen und ihnen die Gelegenheit geben, sich in angemessenem Umfang auf ihre Kosten an der Abwehr des Anspruchs zu beteiligen. In keinem Fall wird die KÄUFERIN ohne vorherige Zustimmung der VERKÄUFER ein Anerkenntnis oder einen Vergleich zulassen (wobei die Zustimmung zu einem Vergleich von den VERKÄUFERN nicht unbillig verweigert oder verzögert werden darf). Die KÄUFERIN wird den VERKÄUFERN und ihren Beauftragten auf Verlangen innerhalb angemessener Frist alle Unterlagen und Informationen zur Verfügung stellen, die zur Wahrnehmung der Rechte der VERKÄUFER nach dieser Ziffer 8.5 vernünftigerweise erforderlich sind.	8.5 If a third party asserts a claim against the Company which may result in any liability of the Sellers for the inaccuracy of a Warranty, the Purchaser shall as soon as reasonably practicable notify the Sellers thereof and grant the Sellers the opportunity to reasonably participate in the defense at their own costs. In no event shall the Purchaser permit such third party claim to be acknowledged or settled without the Sellers’ prior consent (provided, however, that any such consent to a settlement may not be unreasonably withheld or delayed). The Purchaser will, upon request and as soon as reasonably practicable, provide to the Sellers and its representatives all documents and information reasonably required by the Sellers in order to make use of its rights under this Section 8.5.

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8.6 Die Rechtsfolgen bei Unrichtigkeit der in § 7 enthaltenen GARANTIEN sind in diesem § 8 abschließend geregelt. Die gesetzlichen Gewährleistungsansprüche der KÄUFERIN (§§ 434 ff. BGB), Ansprüche der PARTEIEN wegen Verletzung vorvertraglicher Aufklärungspflichten (§ 311 Abs. 2 BGB) sowie Ansprüche wegen Störung der Geschäftsgrundlage (§ 313 BGB) sind ausgeschlossen. Keine PARTEI ist berechtigt, von diesem VERTRAG zurückzutreten oder sonst diesen VERTRAG rückgängig zu machen, mit Ausnahme der in § 12 bestimmten Rücktrittsrechte sowie der gesetzlichen Rechte bei Verletzung der Verpflichtung, diesen Vertrag gem. § 6 zu vollziehen. Ansprüche der Vertragspartner aus der Verletzung sonstiger in diesem Vertrag enthaltener Verpflichtungen oder wegen Vorsatz bleiben jedoch von den vorstehenden Regelungen unberührt.	8.6 The Purchaser’s rights arising out of any inaccuracy of the Warranties contained in § 7 shall be exclusively governed by this § 8. Any claims of the Purchaser under the statutory representations and warranties (Secs. 434 et seq. of the German Civil Code), claims of the Parties arising out of a breach of any pre-contractual disclosure obligations (Sec. 311 (2) of the German Civil Code) and claims for frustration of contract (Sec. 313 of the German Civil Code) are hereby excluded. In no event shall either Party be entitled to terminate or otherwise withdraw from this Agreement, except for the withdrawal rights set forth in § 12 and any statutory rights in the event of a breach of the obligation to effect the Closing in accordance with § 6. Any claims for breach of any other obligations set forth in this Agreement or for fraud or willful misconduct shall remain unaffected by the stipulations above.

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§ 9 Verpflichtungen im Zeitraum bis Vollzug, Treuepflichten // Pre-Closing Covenants, Duties of Loyalty

9.1 Die VERKÄUFER werden dafür Sorge tragen und stehen der KÄUFERIN dafür ein, dass die GESELLSCHAFT ihre Geschäfte in der Zeit zwischen dem UNTERZEICHNUNGSTAG und dem VOLLZUGSTAG mit der Sorgfalt eines ordentlichen Kaufmanns und im Rahmen des gewöhnlichen Geschäftsbetriebs in der bisherigen Art und Weise und im bisherigen Umfang fortführen und insb. keine der nachfolgend aufgeführten Maßnahmen vornehmen oder sich hierzu verpflichten wird:	9.1 The Sellers shall ensure, and warrants to the Purchaser, that, during the period between the Signing Date and the Closing Date, the Company will continue to conduct its business with the due care of a prudent businessman and in the ordinary course, consistent with past practice, and will, in particular, not take, or commit to take, any of the following actions:
a) Satzungsänderungen, Verschmelzungen, Ausgliederungen, Abspaltungen oder andere Umwandlungsmaßnahmen iSd Umwandlungs-gesetzes oder ihnen wirtschaftlich gleichkommende Maßnahmen;	a) any amendment to the articles of association; any merger, spin-off or other corporate reorganization within the meaning of the German Act on Corporate Reorganizations or any commercially equivalent transaction;
b) Gewinnausschüttungen, Zahlungen oder Gewährung von Vorteilen an die VERKÄUFER, mit ihnen VERBUNDENEN UNTERNEHMEN oder ihnen nahestehende Personen;	b) any declaration or payment of dividends or granting of any benefit to the Sellers, any Affiliate of the Sellers or any person related to any of them;
c) Veräußerungen oder Belastungen von Betrieben, Betriebsteilen, Grundbesitz oder anderen wesentlichen Vermögensgegenständen des Anlagevermögens;	c) any divestiture or encumbrance of a business (or portion thereof) or of any real property or other material fixed asset;
d) wesentliche Anschaffungen von Wirtschaftsgütern des Anlagevermögens, die nicht in dem der KÄUFERIN vor UNTERZEICHNUNGSTAG übergebenen Budget/Investitionsplan (Anlage 7.16) vorgesehen sind;	d) any material capital expenditure, except as provided in the budget/investment plan (Exhibit 7.16) delivered to the Purchaser prior to the Signing Date;

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e) Aufnahme von Krediten oder Eingehung von sonstigen Finanzschulden, mit Ausnahme von Krediten unter bestehenden Kreditlinien oder konzerninternen Finanzierungslinien in einem Umfang und zu Bedingungen, die der bisherigen Praxis entsprechen;	e) any incurrence of any indebtedness for borrowed money or any other financial debt, other than any indebtedness incurred under existing credit lines or intercompany credit arrangements in amounts and on terms consistent with past practice;
f) wesentliche Änderungen in der Bilanzierungspraxis, soweit diese nicht durch eine entsprechende Änderung gesetzlicher Bestimmungen oder allgemein anerkannter Bilanzierungsregeln bedingt sind;	f) any material change in any accounting practice or policy, except as required due to a concurrent change in applicable laws or generally accepted accounting principles;
9.2 Die VERKÄUFER werden dafür Sorge tragen, dass die KÄUFERIN und ihre VERTRETER in der Zeit zwischen dem UNTERZEICHNUNGSTAG und dem VOLLZUGSTAG nach Vorankündigung zu den üblichen Geschäftszeiten Einblick in alle Unterlagen der GESELLSCHAFT, Zutritt zu Geschäftsräumen, Zugang zu Geschäftsführern und Mitarbeitern der Gesellschaft und Auskunft zu allen Angelegenheiten der GESELLSCHAFT erhalten, soweit dies nach vernünftiger Einschätzung der KÄUFERIN im Zusammenhang mit dem Vollzug dieses VERTRAGES erforderlich oder sachdienlich ist.	9.2 The Sellers shall ensure that the Purchaser and its Representatives will, during the period between the Signing Date and the Closing Date, upon advance notice and during normal business hours, be granted access to all books and records, premises, managing directors and employees of the Company and be provided with any information relating to the Company, to the extent reasonably deemed necessary or appropriate by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.
9.3 Unverzüglich nach dem UNTERZEICHNUNGSTAG schließen	9.3 Immediately following the Signing Date
• die PARTEIEN eine Stimmrechtsunterstützung- und Stillhaltevereinbarung gemäß Ziffer 6.2f); sowie	• the Parties shall enter into a voting support and standstill agreement in accordance with Section 6.2f); as well as
• die PARTEIEN die Gesellschaftervereinbarung gemäß Ziffer 6.2e)	• the PARTIES enter into the shareholders' agreement pursuant to Section 6.2e)

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§ 10 Wettbewerbsverbot, Abwerbeverbot und Geheimhaltung // Covenant not to Compete, Non-solicitation and Confidentiality

10.1 Die VERKÄUFER werden bis zum Ablauf von 3 (drei) Jahren nach dem VOLLZUGSTAG in dem bisherigen räumlichen und sachlichen Tätigkeitsbereich der GESELLSCHAFT weder unmittelbar noch mittelbar tätig werden. Sie werden insbesondere in diesem Zeitraum kein Unternehmen, das in diesem Bereich tätig ist, gründen und sich nicht an einem solchen Unternehmen beteiligen und ein solches Unternehmen nicht durch Rat oder Tat unterstützen. Ausgenommen vom Wettbewerbsverbot sind Beteiligungen an börsennotierten Unternehmen, welche insgesamt 5% (in Worten: fünf Prozent) des stimmberechtigten Kapitals nicht übersteigen.	10.1 For a period of 3 (three) years after the Closing Date, the Sellers shall neither directly nor indirectly compete with the Company’s business as conducted by the Company as of the Closing Date in the current geographical area of its activities. In particular, without limitation, the Sellers shall not, during such period, establish, acquire any interest in, or assist any other entity or business engaged in any such competing activity. Notwithstanding the foregoing, the acquisition of an interest in a publicly listed entity not exceeding 5% (in words: five percent) of the voting rights shall be exempt from the covenant not to compete.
10.2 Die VERKÄUFER verpflichten sich, für einen Zeitraum von 3 (drei) Jahren nach dem Vollzugsdatum der KAUF- und/oder VERKAUFSOPTION direkt oder indirekt - sei es als Aktionär, Gesellschafter, Geschäftsführer, Mitarbeiter, Berater oder in anderer Funktion - Geschäfte zu tätigen oder zu unterstützen, die in direktem Wettbewerb zu den Geschäften der GESELLSCHAFT stehen, wie sie zum Zeitpunkt der Ausübung oder des Vollzugs der KAUF- oder VERKAUFSOPTION betrieben werden oder Teil des den VERKÄUFERN bekannten Geschäftsplans sind, und zwar in den geografischen Gebieten, in denen die GESELLSCHAFT tatsächlich Geschäfte betreibt oder gemäß dem den VERÄUFERN bekannten Geschäftsplan betreiben wird. VERKÄUFER 1, VERKÄUFER 4 und VERKÄUFER 5 verpflichten sich zudem, vertraglich sicherzustellen, dass die in dieser Ziffer 10.2 enthaltenen Wettbewerbsverbote auch für die natürlichen Personen gelten, die am UNTERZEICHNUNGSTAG ihre jeweiligen Alleingesellschafter sind.

10.2       The Sellers undertakes that, for a period of 3 (three) years following the closing date of the Put and/or Call Option, they shall not, directly or indirectly - whether as a shareholder, director, employee, consultant, or otherwise - engage in or assist with any business that is in direct competition with the business of Company as conducted on the execution or closing date of the Put or Call Option or that is part of the business plan as known by the Sellers, within the geographical area(s) in which the Company has actually conducted business or will conduct business in accordance with the business plan known by the Sellers. Seller 1, Seller 4 and Seller 5 shall in addition secure contractually that the non-compete obligations laid out in this Section 10.2 also apply to the individuals that are, as of the Signing Date, their sole shareholders.

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Diese Beschränkung umfasst insbesondere alle Aktivitäten der GESELLSCHAFT in diesem Zeitraum, insbesondere im Bereich des Großhandels mit Arzneimitteln, medizinisches Cannabis, einschließlich, aber nicht beschränkt auf den Vertrieb von Cannabisblüten, Arzneimitteln auf Cannabisbasis, Rohstoffen, Extrakten oder Fertigarzneimitteln (einschließlich Produkten, die dem MedCanG unterliegen), insbesondere an Apotheken, Pharmazeutische Großhändler, Hersteller und medizinische Einrichtungen.	In particular, this restriction covers all activities of the Company in this time-frame, in particular the field of wholesale distribution of pharmaceuticals, in particular medical cannabis, including but not limited to the distribution of cannabis flowers, cannabis-based pharmaceuticals, raw materials, extracts, or finished medicinal products (including products subject to the MedCanG), especially to pharmacies, pharmaceutical wholesalers, manufacturers, and medical institutions.
Eine passive Beteiligung an einem börsennotierten Unternehmen, die 5% (in Worten: fünf Prozent) der Stimmrechte nicht übersteigt, stellt keinen Verstoß gegen diese Wettbewerbsverbotsverpflichtung dar.	A passive shareholding in a listed company not exceeding 5% (in words: five percent) of the voting rights shall not constitute a breach of this non-compete undertaking.
10.3 Sollten die PARTEIEN während des Zeitraums von drei (3) Jahren nach dem VOLLZUGSTAG noch keine KAUFOPTION oder VERKAUFS-OPTION ausgeübt haben, so werden die PARTEIEN nach Treu und Glauben über die Verlängerung des Wettbewerbsverbots für die verbleibende Zeit des OPTIONSZEITRAUMS verhandeln.	10.3 Should the Parties during the period of three (3) years after the Closing Date not exercise the Put and Call Options, the Parties will negotiate in good faith the extension of the non-competition agreement for the duration of the remaining Option Period.

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10.4 Die VERKÄUFER werden innerhalb eines Zeitraums von 2 (zwei) Jahren nach dem VOLLZUGSTAG keine der gegenwärtigen Geschäftsführer oder Arbeitnehmer der GESELLSCHAFT abwerben oder beschäftigen, wobei diese Beschränkung nicht für die Einstellung von Mitarbeitern gilt, (i) deren Anstellungsverhältnis zuvor von der GESELLSCHAFT beendet wurde, (ii) die von sich aus vor Aufnahme von Gesprächen mit den VERKÄUFERN über eine Einstellung ihr Anstellungsverhältnis kündigen oder eine einvernehmliche Aufhebung vereinbaren oder (iii) die sich von sich aus ohne Veranlassung seitens der VERKÄUFER auf Stellenanzeigen bewerben.	10.4 For a period of 2 (two) years after the Closing Date, the Sellers shall not solicit for employment or employ any of the managing directors or current employees of the Company, provided, however, that this covenant shall not apply with respect to any person who (i) has been given notice of termination of his or her employment by the Company, (ii) has given notice of termination of, or agreed to terminate, his or her employment prior to the commencement of employment discussions with the Sellers or (iii) seeks employment with the Sellers as a result of general advertising and without any inducement by the Seller.
10.5 Die VERKÄUFER verpflichten sich ferner, für einen Zeitraum von 2 (zwei) Jahren nach dem VOLLZUGSDATUM der KAUF- und/oder VERKAUFSOPTION Folgendes zu unterlassen:	10.5 The Sellers further undertake that, for a period of 2 (two) years following the closing date of the Put and/or Call Option, it shall not:
a) aktive Abwerbung oder Verleitung von Personen zur Kündigung, die zum Zeitpunkt des VOLLZUGSDATUMS oder in den letzten 6 (sechs) Monaten davor Mitarbeiter der GESELLSCHAFT waren oder eines seiner VERBUNDENEN UNTERNEHMEN, soweit diese an der Geschäftstätigkeit der GESELLSCHAFT beteiligt sind;	a) actively solicit or induce any person who is, or within the preceding 6 (six) months was, an employee of the Company or any of its affiliates as far as they are involved with the business of the Company to terminate their employment;
b) Kunden, Lieferanten oder andere Geschäftspartner der GESELLSCHAFT oder seiner VERBUNDENEN UNTERNEHMEN, mit denen die GESELLCHAFT in den 12 (zwölf) Monaten vor dem Vollzug der KAUF- und/oder VERKAUFSOPTION eine aktive Geschäftsbeziehung unterhalten hat, dazu auffordern oder veranlassen, ihre Beziehung zur GESELLSCHAFT zu beenden oder wesentlich zu reduzieren.	b) solicit or induce any customer, supplier, or other business partner of the Company or its affiliates, with whom the Company maintained an active business relationship during the 12 (twelve) months prior to closing of the Call and/or Put Option, to terminate or materially reduce their relationship with the Company.

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10.6 Sollten die PARTEIEN während des Zeitraums von 2 (zwei) Jahren nach dem VOLLZUGSTAG noch keine KAUFOPTION oder VERKAUFS-OPTION ausgeübt haben, so werden die PARTEIEN nach Treu und Glauben über die Verlängerung des Abwerbeverbots für die verbleibende Zeit des OPTIONSZEITRAUMS verhandeln.	10.6 Should the Parties during the period of 2 (two) years after the Closing Date not exercise the Put or Call Options, the Parties will negotiate in good faith the extension of the non-solicitation agreement for the duration of the remaining Option Period.
10.7 Die KÄUFERIN ist sich bewusst, dass [REDACTED] bestehende Verpflichtungen als Geschäftsführer der Schwesterunternehmen [REDACTED] und [REDACTED]hat, die nach der TANSAKTION aufrechterhalten bleiben und keinen Verstoß gegen die Wettbewerbsverbotsklausel darstellen. [REDACTED]nutzt bis zu 50% (in Worten: fünfzig Prozent) seiner Kapazitäten für [REDACTED]und [REDACTED], während die restlichen 50% (in Worten: fünfzig Prozent) der GESELLSCHAFT zugewiesen sind. Diese Kapazitätszuweisung besteht seit mehreren Jahren und bleibt nach der TRANSAKTION bestehen, sofern die PARTEIEN nichts anderes vereinbaren.	10.7 Purchaser is aware that [REDACTED] has existing obligations as managing director of the sister companies [REDACTED]and [REDACTED]which will be upheld after the Transaction, and which will not constitute a breach of the non-competition clause. [REDACTED]uses up to 50% (in words: fifty percent) of his capacity for [REDACTED] and [REDACTED], while the remaining 50% (in words: fifty percent) are allocated to Company. This capacity allocation has been in place for several years and shall remain in place after the Transaction unless the Parties mutually agree otherwise.
Die [REDACTED] handelt mit Arzneimitteln hauptsächlich im Bereich Parallelimporte, vorwiegend innerhalb der Europäischen Union. Die [REDACTED] handelt international mit Medizinprodukten. Keines der Unternehmen ist im Handel oder in der Produktion von Cannabis tätig. Beide Unternehmen haben einen Mehrheitsgesellschafter, der nicht VERKÄUFER im Sinne dieser Vereinbarung ist. Die VERKÄUFER halten gemeinsam bis zu 49% (in Worten: neunundvierzig Prozent) der jeweiligen Unternehmen.	[REDACTED] is trading pharmaceuticals mainly in the field of parallel imports, predominantly within the European Union. [REDACTED] is trading medical devices internationally. None of the companies is active in Cannabis trading or production. Both companies have a majority shareholder who is not a Seller under this Agreement. The Sellers jointly hold up to 49% (in words: forty-nine percent) of the respective companies.

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Bestehende Investitionen der VERKÄUFER, insbesondere, aber nicht beschränkt auf die Beteiligungen an der [REDACTED] und der [REDACTED], gelten nicht als Verstoß gegen die Wettbewerbsverbotsklausel.	Existing investments of the Sellers, especially, but not limited to the holdings in [REDACTED] and [REDACTED] will not be considered a breach of the non-competition clause.
10.8 Die VERKÄUFER verpflichten sich, für die Dauer in der sie Gesellschafter der GESELLSCHAFT sind und (bei Ausübung einer KAUF- oder VERKAUFSOPTION bis zu 48,991% (in Worten: achtundvierzig Komma neun neun eins Prozent) der GESCHÄFTSANTEILE) für einen Zeitraum von 3 (drei) Jahren nach dem Vollzugstag der Übertragung der GESCHÄFTSANTEILE (oder solange die betreffende Information ein Geschäftsgeheimnis i.S.d. § 2 Nr. 1 GeschGehG ist, welcher Zeitraum länger andauert) - für technisches Know-how bis zu dem Zeitpunkt, in dem dieses Know-how ohne Verschulden eines VERKÄUFERS öffentlich verfügbar wird - alle das GESCHÄFT der GESELLSCHAFT oder die KÄUFERIN betreffenden Geschäfts- und Betriebsgeheimnisse geheim zu halten und diese Geheimnisse auch nicht selbst zu nutzen.	10.8 The Seller undertakes, for the period in which it is a shareholder of the Company and (in the event of the exercise a Call or Put Option of up to 48.991% (in words: forty-eight point nine nine one percent) of the Shares) for a period of 3 (three) years after the closing date of the transfer of the last Shares (or for as long as the information in question constitutes a trade secret within the meaning of Section 2 No. 1 GeschGehG, whichever period is longer) - for technical know-how up to the time at which this know-how becomes publicly available through no fault of a Seller - to keep secret all business and trade secrets relating to the Company’s Business or the Purchaser, and not to use these secrets itself.
Die VERKÄUFER werden alle Informationen über die GESELLSCHAFT und das GESCHÄFT sowie Geschäftsgeheimnisse der KÄUFERIN streng vertraulich behandeln, vor dem Zugriff Dritter wirksam schützen und solche vertraulichen Informationen nicht für eigene oder fremde Zwecke nutzen. Von der vorstehenden Verpflichtung nicht umfasst sind Tatsachen, die öffentlich bekannt sind oder ohne eine Verletzung dieser Verpflichtung öffentlich bekannt werden oder deren Offenlegung durch Gesetz oder kapitalmarktbezogene Regularien vorgeschrieben ist. In einem solchen Fall sind die PARTEIEN jedoch verpflichtet, die jeweils andere PARTEI vor der Offenlegung zu informieren und die Offenlegung auf das nach dem Gesetz oder der behördlichen Anordnung erforderliche Mindestmaß zu beschränken.	The Sellers shall treat any and all information concerning the Company and the Business as well as business secrets of the Purchaser as strictly confidential, shall effectively protect such information from access by third parties and shall not use such confidential information for its own purposes or for the purposes of any third party. The foregoing duties shall not apply to any facts which are in the public domain, which have entered the public domain without a violation of this obligation or the disclosure of which is required by law or by the applicable securities laws or capital markets rules. In that case, however, each Party will be obligated to inform the respective other Party about such disclosure and to limit the disclosure to the minimum required under law or by the applicable capital markets rules.

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10.9 Die PARTEIEN verpflichten sich, den Inhalt dieses VERTRAGES, die Umstände seiner Verhandlung, seines Abschlusses und seiner Durchführung sowie alle in diesem Zusammenhang über die jeweils andere PARTEI und mit ihr VERBUNDENEN UNTERNEHMEN (mit Ausnahme der GESELLSCHAFT, hinsichtlich dieser gilt der vorstehende Absatz) erlangten Informationen streng vertraulich zu behandeln sowie vor dem Zugriff Dritter wirksam zu schützen. Von der vorstehenden Verpflichtung nicht umfasst sind Tatsachen, die öffentlich bekannt sind oder ohne eine Verletzung dieser Verpflichtung öffentlich bekannt werden oder deren Offenlegung durch Gesetz oder kapitalmarktbezogene Regularien vorgeschrieben ist. In einem solchen Fall sind die PARTEIEN jedoch verpflichtet, die jeweils andere PARTEI vor der Offenlegung zu informieren und die Offenlegung auf das nach dem Gesetz oder der behördlichen Anordnung erforderliche Mindestmaß zu beschränken. Zur Klarstellung: Die VERKÄUFER erklären sich damit einverstanden, dass die KÄUFERIN aufgrund geltender Gesetze oder Vorschriften zu einer solchen Offenlegung verpflichtet sein kann, und die KÄUFERIN ist berechtigt, eine Pressemitteilung oder eine andere öffentliche Bekanntmachung über die TRANSAKTION zu veröffentlichen.	10.9 The Parties mutually agree to treat as strictly confidential, and to prevent the disclosure to any third parties of, the contents of this Agreement, the circumstances concerning its negotiation, its execution and its consummation as well as any and all information which they have obtained, and which relates to the other Party or that Party's Affiliates (with the exception of the Company in relation to which only the paragraph before applies). The foregoing duties shall not apply to any facts which are in the public domain, which have entered the public domain without a violation of this obligation or the disclosure of which is required by law or by the applicable securities laws or capital markets rules. In that case, however, each Party will be obligated to inform the respective other Party about such disclosure and to limit the disclosure to the minimum required under law or by the applicable capital markets rules. For clarification purposes: The Seller agrees that the Purchaser may be required by applicable law or regulation to make such disclosure and the Purchaser is authorized to publish a press release or any other public announcement concerning the Transaction.

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10.10 Der jeweils verletzende VERKÄUFER verpflichtet sich, für jeden wesentlichen Fall der Verletzung der in Ziffern 10.1, 10.2, 10.4, 10.5, oder 10.8 enthaltenen Verpflichtungen an die KÄUFERIN eine Vertragsstrafe von EUR 200.000,00 (in Worten: zweihunderttausend Euro) zu zahlen. Bei fortdauernden Zuwiderhandlungen ist die Vertragsstrafe für jeden angefangenen Monat der Zuwiderhandlung verwirkt. Sonstige Ansprüche der KÄUFERIN, insb. auf Unterlassung und Schadensersatz, bleiben unberührt.	10.10 The respective Seller in breach shall pay to the Purchaser a penalty of EUR 200,000.00 (in words: two hundred thousand Euros) in the event of a material breach of any of the covenants contained in Section 10.1, 10.2, 10.4, 10.5, or 10.8. In the event of any continuing breach, the penalty shall become due and payable for each month (or part of the month) that the respective Seller is in breach. Any other rights and remedies of the Purchaser, including the right to request an injunction or to claim damages, shall remain unaffected.

§ 11 Steuern und Abgaben, Besondere Freistellungen // Taxes and Other Public Charges, Specific Indemnities

11.1 Die VERKÄUFER garantieren der KÄUFERIN im Sinne eines selbständigen Garantieversprechens zum UNTERZEICHNUNGSTAG und zum VOLLZUGSTAG folgendes (wobei ihre Haftung aus diesen Garantien auf die gem. Ziffer 8.1 ersatzfähigen Schäden und nach näherer Maßgabe dieses § 11 begrenzt ist,):	11.1 The Sellers hereby warrants to Purchaser, by way of an independent guarantee, as follows, in each case as of the date of this Agreement and as of the Closing Date (provided that its liability under such warranties is limited to any damages indemnifiable pursuant to Section Ziffer 8.1 and is further subject to the provisions of this § 11):
a) Die GESELLSCHAFT hat alle Steuererklärungen und Erklärungen betreffend sonstige öffentliche Abgaben sorgfältig erstellt und rechtzeitig abgegeben.	a) The Company has diligently prepared and timely filed all tax returns and returns in relation to any other public charges.
b) Die GESELLSCHAFT hat alle von ihr geschuldeten und gegen sie festgesetzten oder in Anmeldungen als zahlbar ausgewiesenen Steuern und sonstigen öffentlichen Abgaben bei Fälligkeit bezahlt.	b) The Company has paid, when due, all taxes and other public charges assessed against it or shown as payable in any tax return or other declaration.
c) Steuerlichen Außenprüfungen sind noch nicht erfolgt.	c) The Company has not yet been audited in respect of taxes.

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d) Die GESELLSCHAFT verfügt über alle nach den maßgeblichen steuerlichen Vorschriften erforderlichen Aufzeichnungen.	d) The Company keeps all records required under applicable tax laws.
11.2 Die KÄUFERIN wird den VERKÄUFERN und ihren VERTRETERN die Gelegenheit geben, an Betriebs- und sonstigen Außenprüfungen, die Zeiträume vor dem VOLLZUGSTAG betreffen, selbst oder durch ihre VERTRETER teilzunehmen. Die Akzeptierung von haftungsbegründenden Prüfungsfeststellungen und der Verzicht auf Rechtsbehelfe bedürfen der Zustimmung der VERKÄUFER. Im Übrigen findet Ziffer 8.5 entsprechende Anwendung.	11.2 The Purchaser shall grant the Sellers and their Representatives the opportunity to participate in any tax or other field audit relating to any period prior to the Closing Date. The acceptance of audit findings giving rise to liability and the waiver of legal remedies require the consent of the Sellers. In all other respects, Section Ziffer 8.5 shall apply mutatis mutandis.
Die PARTEIEN sind sich einig, dass sämtliche Steuern, Gebühren und Abgaben, die im Zusammenhang mit der Übertragung der Geschäftsanteile entstehen oder von den Finanzbehörden erhoben werden, - gleich welcher Art, insbesondere Grunderwerbsteuer, Schenkungsteuer, Umsatzsteuer, Kapitalertragsteuer, Körperschaftsteuer oder sonstige Erwerbs- oder Verkehrsteuern - von der KÄUFERIN zu tragen sind, sofern sie nicht ausdrücklich gesetzlich den VERKÄUFERN auferlegt sind. Eine etwaige gesetzliche Steuerschuldnerschaft der VERKÄUFER bleibt hiervon unberührt; in diesem Fall stellt die KÄUFERIN die VERKÄUFER von der wirtschaftlichen Belastung im Innenverhältnis frei	The Parties agree that all taxes, fees and duties arising in connection with the transfer of the shares or levied by the tax authorities - regardless of their nature, in particular real estate transfer tax, gift tax, value added tax, capital gains tax, corporate income tax or other acquisition or transaction taxes - shall be borne by the Purchaser, unless they are expressly imposed on the SELLERS by law. Any statutory tax liability of the Sellers shall remain unaffected by this; in this case, the Purchaser shall indemnify the Sellers against the economic burden.

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11.3 Besondere Freistellungen	11.3 Specific indemnifications

a)       Die VERKÄUFER stellen die KÄUFERIN von sämtlichen Steuernachforderungen, Zinsen, Säumniszuschlägen und sonstigen steuerlichen Nebenleistungen frei, die im Zusammenhang mit einer steuerlichen Außenprüfung durch die STEUERBEHÖRDEN für Besteuerungszeiträume bis einschließlich zum VOLLZUGSDATUM stehen, soweit diese auf Umständen beruhen, die vor dem VOLLZUGSDATUM entstanden sind. Dies gilt insbesondere für etwaige Nachzahlungen, die auf einer geänderten steuerlichen Bewertung durch die Finanzbehörden beruhen.

a) The Sellers shall indemnify and hold the Purchaser harmless from and against any tax reassessments, interest, penalties, and other ancillary tax charges arising in connection with a tax audit by the tax authorities relating to tax periods ending on or before the Closing Date, insofar as such liabilities are attributable to circumstances occurring prior to the Closing Date. This specifically includes additional tax payments resulting from a reassessment or amended tax classification by the tax authorities.
Die VERKÄUFER haften nicht für Steuern, steuerliche Nebenleistungen (insbesondere Zinsen, Verspätungszuschläge, Säumniszuschläge und Bußgelder) sowie etwaige steuerliche Pflichten oder Anzeigepflichten, die nach dem VOLLZUGSTAG auf die KÄUFERIN durch oder im Zusammenhang mit der Beteiligung an der Gesellschaft entstehen oder geltend gemacht werden. Dies gilt insbesondere für etwaige nachträgliche Korrekturen von Steuerbescheiden, steuerliche Betriebsprüfungen oder verbindliche Auskünfte, soweit sie sich auf Zeiträume nach dem VOLLZUGSTAG beziehen.	The Sellers shall not be liable for taxes, ancillary tax payments (in particular interest, late payment penalties, late payment surcharges and fines) or any tax obligations or notification obligations that arise or are asserted against the Purchaser after the Closing Date as a result of or in connection with the investment in the Company. This applies in particular to any subsequent corrections of tax assessments, tax audits or binding information insofar as they relate to periods after the Closing Date.

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b) „Steuer“ oder „Steuern“ im Sinne dieses VERTRAGES umfasst sämtliche Steuern und steuerliche Nebenleistungen im Sinne des § 3 AO, Zölle, Gebühren, Abgaben, andere Beiträge einschließlich Sozialversicherungsbeiträge, Kosten, Stempelsteuern, andere öffentliche Gebühren, Erhebungen oder andere Veranlagungen, Investitionszuschüsse, und -zulagen, Gebühren und Kosten, die von einer in- oder ausländischen Behörde oder einem sonstigen Hoheitsträger einschließlich von Gerichten im Inland oder im Ausland („Steuerbehörde“) veranlagt, belastet oder erhoben werden; dieser Begriff beinhaltet sämtliche Zinsen, Geldstrafen, sekundäre Steuerhaftungen, Bußgelder, Strafgebühren oder zusätzliche Beträge, die diesen Steuern, Gebühren, Kosten, Erhebungen oder anderen Veranlagungen zuzuordnen sind, auf diese erhoben werden oder diese betreffen. Hierzu gehören auch die Kosten für notwendige Steuerberatung (einschließlich der Begleitung von Betriebsprüfungen) sowie für die Erstellung erforderlicher steuerindizierter Dokumentationen, insbesondere für das Warenwirtschaftssystem und die Verrechnungspreise.	b) “Tax” or “taxes” within the meaning of this Agreement shall include all taxes and ancillary tax payments within the meaning of § 3 German Tax Code (Abgabenordnung) , customs duties, fees, levies, other contributions including social security contributions, costs, stamp duties, other public charges, levies or other assessments, investment subsidies and allowances, fees and costs which are assessed, levied or collected by a domestic or foreign authority or other sovereign entity, including courts in Germany or abroad (“tax authority”); this term includes all interest, fines, secondary tax liabilities, penalties, penalty fees or additional amounts that are attributable to these taxes, fees, costs, levies or other charges, are attributable to them, imposed on them or relate to them. This also includes the costs of necessary tax advice (including assistance with tax audits) and the preparation of necessary tax-related documentation, in particular for the inventory management system and transfer prices.
c) Die VERKÄUFER sind verpflichtet, im Falle der Anforderung der Zahlung durch die KÄUFERIN, den Betrag der Steuer, für den Zahlung verlangt wird, binnen zehn Bankarbeitstagen nach Mitteilung der KÄUFERIN über die Zahlungsverpflichtung nach Weisung der KÄUFERIN an diese zu zahlen.	c) In the event of a request for payment by the Purchase, the Sellers shall be obliged to pay the amount of tax for which payment is requested to the Purchaser within ten banking days of notification of the payment obligation by the Purchaser in accordance with the Purchaser´s instructions.
d) Ansprüche der KÄUFERIN gemäß dieser Ziffer 11.3 verjähren 12 (zwölf) Monate nach Rechtskraft der Steuerveranlagung oder -festsetzung oder des Haftungsbescheids.	d) Claims of the Purchaser pursuant to this Section 11.3 shall expire twelve months after the tax assessment or liability notice becomes final.

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e) Zahlungen aufgrund dieser Ziffer 11.3 stellen Kaufpreiszahlungen (nachträgliche Kaufpreisanpassungen) dar.	e) Payments made pursuant to this Section 11.3 shall constitute purchase price payments (subsequent purchase price adjustments).

§ 12 Weitere besondere Freistellungen // Other Specific Indemnities

12.1 Die VERKÄUFER stellen die KÄUFERIN jeweils anteilig als Teilschuldner auf erstes Anfordern der KÄUFERIN von sämtlichen Schäden, Verlusten, Verbindlichkeiten, Kosten, Forderungen, Bußgeldern, Strafen und Aufwendungen (einschließlich angemessener Rechtsverfolgungskosten) frei, die der KÄUFERIN entstehen oder auferlegt werden, sofern und soweit diese auf nachfolgend genannten Sachverhalte zurückzuführen sind und werden der KÄUFERIN ihr alle sich aus diesen Sachverhalten ergebenden Schäden nach Maßgabe dieses § 12 ersetzen:	12.1 The Sellers shall indemnify and hold harmless the Purchaser proportionally as joint and several debtors upon first request of the Purchaser from and against any and all damages, losses, liabilities, costs, claims, fines, penalties and expenses (including reasonable legal costs) incurred by or imposed upon the Purchaser, to the extent such damages are attributable to the circumstances specified below, and shall compensate the Purchaser for all damages resulting from these circumstances in accordance with this § 12:
a) Nutzung von AMRadV-Zulassungen für mehr als einen Cultivar und Inverkehrbringung von unterschiedlichen Cultivaren unter einer Arzneimittelbezeichnung;	a) Use of AMRadV approvals for more than one cultivar and marketing of different cultivars under one pharmaceutical name;
b) Die Nutzung des Lagers von [REDACTED] ab dem VOLLZUGSTAG verletzt regulatorische Anforderungen.	b) In case the use of the warehouse of [REDACTED] by the Company after and including the Closing Date is breaching regulatory requirements.
.
12.2 Diese Freistellung gilt unabhängig davon, ob die KÄUFERIN am UNTERZEICHNUNGSTAG Kenntnis von den jeweiligen Umständen hatte.	12.2 This indemnification shall apply irrespective of whether the Purchaser had knowledge of such circumstances on the Signing Date.

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12.3 Die Freistellungsverpflichtung gilt für einen Zeitraum von 24 (vierundzwanzig) Monaten ab dem VOLLZUGSDATUM und umfasst insbesondere auch behördliche Nachprüfungen oder Verwaltungsverfahren, die nach dem VOLLZUGSDATUM eingeleitet werden, jedoch auf vor dem VOLLZUGSDATUM liegende Tatsachen zurückzuführen sind.	12.3 The indemnification obligation shall remain in force for a period of 24 (twenty-four) months from the Closing Date and shall specifically include any regulatory reviews or administrative proceedings initiated after the Closing Date but based on facts that occurred prior to the Closing Date.
12.4 Die Beschränkungen der Haftung der VERKÄUFER gem. Ziffer 8.3 auf enen Höchstbetrag in Höhe von EUR 7.500.000,00 (in Worten: sieben Millionen fünfhunderttausend Euro) finden entsprechende Anwendung auf die Bestimmungen dieses § 12. Zur Klarstellung: Wenn der Schaden auf Ebene der GESELLSCHAFT stattfindet, wird die KÄUFERIN nur in Höhe ihrer Beteiligung an der GESELLSCHAFT freigestellt.	12.4 The limitations of the Sellers pursuant to Section 8.3 to a maximum total amount of EUR 7,500,000.00 (in words: seven million and five hundred thousand Euros) shall apply accordingly to the provisions of this § 12. If the damage occurs at the level of the Company, the Purchaser shall only be indemnified to the extent of its participation in the Company.
12.5 Diese Freistellungsklausel gilt zusätzlich zu etwaigen Garantien oder Zusicherungen in diesem VERTRAG und wird durch etwaige Kenntnis der KÄUFERIN oder andere Vertragspflichten nicht eingeschränkt.	12.5 This indemnity clause shall apply in addition to any warranties or representations contained in this Agreement and shall not be limited by any knowledge of the Purchaser or other contractual provisions.

§ 13 Rücktrittsrechte // Withdrawal Rights

13.1 Jede PARTEI kann von diesem VERTRAG zurücktreten, wenn die in Ziffer 6.2 genannten Bedingungen nicht bis spätestens 90 Tage nach dem UNTERZEICHNUNGSTAG, d.h. bis zum 12. November 2025 eingetreten sind oder sobald das Bundeskartellamt oder eine andere zuständige Kartellbehörde den Zusammenschluss untersagt.	13.1 Each Party shall be entitled to withdraw from this Agreement if the conditions to Closing set forth in Section 6.2 have not been fulfilled within 90 (ninety) days following the Signing Date, i.e. by 12 November 2025 or as soon as the Federal Cartel Office or any other competent merger control authority has prohibited the Closing.
13.2 Die KÄUFERIN ist berechtigt, von diesem VERTRAG zurückzutreten, wenn eine WESENTLICH NACHTEILIGE VERÄNDERUNG zwischen dem UNTERZEICHNUNGSTAG und dem VOLLZUGSTAG eingetreten oder bekannt geworden ist.	13.2 The Purchaser is entitled to withdraw from this Agreement if a Material Adverse Change has occurred or become known between the Signing Day and the Closing Day and is attributable to an event listed in Section 12.1.

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13.3 Der Rücktritt ist in jedem Fall nur vor dem Vollzug dieses VERTRAGES gem. Ziffer 6.1 und 6.5 zulässig und muss schriftlich gegenüber den anderen PARTEIEN erklärt werden. Für die VERKÄUFER ist diese Erklärung durch den VERKÄUFERVERTRETER abzugeben und gegenüber dem VERKÄUFERVERTRETER für alle VERKÄUFER zu erklären.	13.3 In each case, withdrawal is only permissible prior to the closing pursuant to Section 6.1 and 6.5 and by giving written notice to the other Parties. For the Sellers, this declaration must be made by the Sellers’ Agent. Purchaser must declare a withdrawal vis-á-vis the Sellers’ Agent for all Sellers.
13.4 Beruht der Rücktritt der VERKÄUFER auf einer von der KÄUFERIN zu vertretenden wesentlichen Verletzung der der KÄUFERIN nach diesem VERTRAG obliegenden Verpflichtungen, etwas zu tun, was für den Vollzug der TRANSAKTION notwendig ist, so verpflichtet sich die KÄUFERIN, an die VERKÄUFER eine break-up fee in Höhe von EUR 2.500.000,00 (in Worten: Euro zwei Millionen fünfhunderttausend) zu zahlen. Verstoßen die VERKÄUFER wesentlich gegen eine Verpflichtung aus diesem VERTRAG, etwas zu tun, was für den Vollzug der TRANSAKTION notwendig ist, so verpflichten sich die VERKÄUFER, eine break-up fee in Höhe von EUR 2.500.000,00 (in Worten: Euro zwei Millionen fünfhunderttausend) an die KÄUFERIN zu zahlen.	13.4 If the Sellers’ withdrawal is based on a material breach of the Purchaser's obligations under this Agreement to take an action required for the closing of the Transaction, for which breach the Purchaser is legally responsible, , the Purchaser undertakes to pay a break-up fee of EUR 2,500,000.00 (in words: Euros two million five hundred thousand) to the Sellers. If the Sellers materially breach an obligation under this Agreement to take an action required for the closing of the Transaction, the Sellers undertake to pay a break-up fee of EUR 2,500,000.00 (in words: Euros two million five hundred thousand) to the Purchaser.

§ 14 Garantien der KÄUFERIN // Purchaser Warranties

14.1 Die KÄUFERIN erklärt in Form eines selbständigen Garantieversprechens gemäß § 311 Abs. 1 BGB dass die in diesem § 14 gemachten Angaben (nachfolgend „KÄUFERGARANTIEN“) am UNTERZEICHNUNGSTAG zutreffend sind und, falls sie sich nicht ausdrücklich auf den UNTERZEICHNUNGSTAG beziehen, auch am VOLLZUGSTAG zutreffend sein werden.	14.1 The Purchaser declares in the form of an independent guarantee promise pursuant to § 311 para. 1 BGB that the information provided in this § 14 (hereinafter “Purchaser Warranties”) is correct on the Signing Date and, if it does not expressly refer to the Signing Date, will also be correct on the Closing Date.

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Inhalt und Umfang der KÄUFERGARANTIEN, die keine Garantien für die Beschaffenheit oder Haltbarkeit iSv §§ 443, 444 BGB darstellen, sowie die Rechtsfolgen bei Unrichtigkeit einer KÄUFERGARANTIE bestimmen sich ausschließlich nach diesem § 14.	The content and scope of the Purchaser Warranties, which do not constitute guarantees of quality or durability within the meaning of §§ 443, 444 BGB, as well as the legal consequences in the event of incorrectness of a Purchaser Warranty shall be determined exclusively in accordance with this § 14.
a) Die KÄUFERIN ist eine ordnungsgemäße gegründete und wirksam nach dem Recht der Provinz Alberta, Kanada, existierende Gesellschaft.	a) The Purchaser is a corporation duly incorporated and validly existing under the laws of the Province of Alberta, Canada.
b) Die KÄUFERIN hat die rechtliche Befugnis, diesen VERTRAG abzuschließen und die hierin vorgesehenen TRANSAKTION durchzuführen.	b) The Purchaser has full legal capacity and authority to enter into this Agreement and perform the transactions contemplated herein;
c) Nach BESTEM WISSEN der KÄUFERIN bestehen am UNTERZEICHNUNGSTAG keine rechtlichen Hindernisse, die der Durchführung dieses VERTRAGES entgegenstehen, bis auf die in diesem VERTRAG genannten noch einzuholenden Freigaben und Genehmigungen.	c) To the Best Knowledge of Purchaser, there are no legal impediments on the Signing Day preventing the execution of this Agreement, except for the approvals and permits to be obtained as specified in this Agreement.

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d) Über das Vermögen der KÄUFERIN ist am oder vor dem UNTERZEICHNUNGSTAG kein Insolvenzverfahren eröffnet worden, und die Eröffnung eines solchen Verfahrens wurde weder durch die KÄUFERIN oder - nach BESTEM WISSEN der KÄUFERIN - einen Dritten beantragt noch liegen Umstände vor, die einen solchen Antrag erfordern würden. Es liegt hinsichtlich der KÄUFERIN auch keine drohende Zahlungsunfähigkeit iSv § 18 InsO vor. Die KÄUFERIN hat weder ein vorinsolvenzliches Restrukturierungsverfahren (oder vergleichbares Verfahren) eingeleitet (einschließlich der Inanspruchnahme von Instrumenten eines Stabilisierungs- und Restrukturierungsrahmens sowie einer Sanierungsmoderation) noch Vorbereitungs- oder sonstige Maßnahmen im Hinblick auf ein solches Verfahren getroffen. Die KÄUFERIN hat keine Vereinbarungen mit Gläubigern über einen Schuldenerlass, eine Stundung oder sonstige Restrukturierung ihrer Finanzierung geschlossen und führt derzeit hierüber auch keine Gespräche.	d) No insolvency proceedings have been instituted against Purchaser’s assets on or prior to the Signing Date and no application for the institution of such proceedings has been made by Purchaser or - to the Purchaser’s Best Knowledge - a third party, nor are there any circumstances that would require such an application. There is also no imminent insolvency with regard to the Purchaser within the meaning of § 18 InsO. The Purchaser has neither initiated pre-insolvency restructuring proceedings (or comparable proceedings) (including the use of instruments of a stabilization and restructuring framework and a restructuring facilitation) nor taken preparatory or other measures with regard to such proceedings. The Purchaser has not concluded any agreements with creditors on debt relief, a deferral or other restructuring of its financing and is not currently in discussions in this regard.
e) Die KÄUFERIN garantiert ferner, dass ihr zum UNTERZEICHNUNGSTAG keine Umstände bekannt sind, die geeignet wären, den Vertragszweck wesentlich zu gefährden, insbesondere keine bereits erkennbaren wirtschaftlichen Schwierigkeiten oder rechtlichen Auseinandersetzungen, die ihre Fähigkeit zur Vertragserfüllung beeinträchtigen könnten.	e) The Purchaser further warrants that on the Signing Date it is not aware of any facts or circumstances which would reasonably be expected to materially hinder the purpose of this Agreement, in particular no imminent financial difficulties or pending legal disputes that may affect its ability to perform.
f) Dieser VERTRAG und alle mit diesem VERTRAG im Zusammenhang stehenden Vereinbarungen werden durch die KÄUFERIN rechtswirksam und bindend abgeschlossen und begründen wirksame und durchsetzbare Verpflichtungen der KÄUFERIN.	f) This Agreement and all agreements related to this Agreement are concluded by the Purchaser in a legally effective and binding manner and establish effective and enforceable obligations of the Purchaser.

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g) HIGH TIDE AKTIEN, die den VERKÄUFERN in Erfüllung der Verpflichtungen der KÄUFERIN aus diesem VERTRAG übereignet werden, sind wirksam ausgegeben, stehen im alleinigen Eigentum der KÄUFERIN und sind nicht mit Rechten Dritter belastet.	g) High Tide Shares which are transferred to the Sellers in fulfillment of the Purchaser's obligations under this Agreement are validly issued, are the sole property of the Purchaser and are not encumbered with third-party rights.
h) Zum UNTERZEICHNUNGSTAG hat die KÄUFERIN, sofern nicht in Anlage 14.1 h) ausdrücklich aufgeführt, keinerlei Kenntnis von einem Verstoß gegen oder über die Unrichtigkeit einer von den VERKÄUFERN abgegebenen GARANTIE aufgrund derer sich Ansprüche der KÄUFERIN gegenüber den VERKÄUFERN ergeben könnten.	h) As of the Signing Date the Purchaser has no knowledge of any breach or inaccuracy of any Guarantee given by the Sellers which could give rise to any claim by the Purchaser against the Sellers, except as explicitly listed in Exhibit 14.1 h).

14.2 Für den Fall, dass eine KÄUFERGARANTIE unrichtig sein sollte bzw. hiergegen durch die KÄUFERIN verstoßen werden sollte, gelten die Ziffern 8.3, 8.4, 8.5 und 8.6 entsprechend, insbesondere bezüglich Haftungsschwellen, Haftungshöchstgrenzen und Verjährung. Gleiches gilt für die Freistellungsverpflichtungen unter § 12.	14.2 In the event that a Purchaser Warranty is incorrect or is breached by the Purchaser, Sections 8.3, 8.4, 8.5 and 8.6shall apply accordingly, in particular with regard to liability thresholds, maximum liability limits, and the statute of limitations. The same applies for the indemnifications under § 12.

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§ 15 Aufrechnung // No Offset

15.1 Sofern in diesem VERTRAG nicht ausdrücklich etwas anderes bestimmt ist, die die KÄUFERIN nicht berechtigt, (i) mit Rechten oder Forderungen, die sie (oder einer von ihnen) haben, gegen Rechte oder Forderungen, die die VERKÄUFER (oder einer von ihnen) aus oder im Zusammenhang mit diesem VERTRAG haben, aufzurechnen, oder (ii) die Erfüllung von Verpflichtungen, die sie (oder einer von ihnen) aus oder im Zusammenhang mit diesem VERTRAG haben, mit der Begründung zu verweigern, dass sie ein Zurückbehaltungsrecht haben, es sei denn, die aufzurechnenden Rechte oder Ansprüche (bei Zahlungsansprüchen einschließlich des Betrags) oder das Zurückbehaltungsrecht sind von den VERKÄUFERN schriftlich anerkannt oder durch eine rechtskräftige Entscheidung eines zuständigen Gerichts oder Schiedsgerichts festgestellt worden.	15.1 Except as expressly provided otherwise herein, the PURACHSER shall not be entitled (i) to set off (aufrechnen) any rights or claims they (or either of them) may have against any rights or claims the SELLERS (or any of them) may have under or in connection with this AGREEMENT, or (ii) to refuse to perform any obligation they (or either of them) may have under or in connection with this AGREEMENT on the grounds that they have a right of retention (Zurückbehaltungsrecht), unless the rights or claims to be set-off (including, for payment claims, the amount) or the right of retention (Zurückbehaltungsrecht) have been acknowledged (anerkannt) in writing by the Sellers or have been established by a final decision (rechtskräftig festgestellt) of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

§ 16 Schlussbestimmungen // Miscellaneous

16.1 Alle Erklärungen und sonstigen Mitteilungen nach diesem VERTRAG erfolgen schriftlich in deutscher oder englischer Sprache und sind per Post, Kurier, Telefax oder E-Mail an die unten aufgeführten Personen unter der jeweils dort genannten Adresse zu senden:	16.1 All notices and other communications under this Agreement shall be made in writing in the English or German language and delivered by mail, courier. telefax or e-mail to the persons at the addresses set forth below:
Für die VERKÄUFERIN 1: Name: [REDACTED] Adresse: [REDACTED] E-Mail: [REDACTED]	For Seller 1: Name: [REDACTED] Address: [REDACTED] Email: [REDACTED]
Für den VERKÄUFER 2: Name: [REDACTED] Adresse: [REDACTED] E-Mail: [REDACTED]	For Seller 2: Name: [REDACTED] Address: [REDACTED] Email: [REDACTED]
Für den VERKÄUFER 3: Name: [REDACTED] Adresse: [REDACTED] E-Mail: [REDACTED]	For Seller 3: Name: [REDACTED] Address: [REDACTED] Email: [REDACTED]

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Für die VERKÄUFERIN 4: Name: [REDACTED] Adresse: [REDACTED] E-Mail: [REDACTED]	For Seller 4: Name: [REDACTED] Address: [REDACTED] Email: [REDACTED]
Für die VERKÄUFERIN 5: Name: [REDACTED] Adresse: [REDACTED] E-Mail: [REDACTED]	For Seller 5: Name: [REDACTED] Address: [REDACTED] Email: [REDACTED]
Für die KÄUFERIN: Firma: High Tide Inc. Name: [REDACTED] Adresse: 15 St NE, 11127, Calgary, AB 102073046 Kanada E-Mail: [REDACTED]	For Purchaser: Company: High Tide Inc. Attention: [REDACTED] Address: 15 St NE, 11127, Calgary, AB 102073046 Canada Email: [REDACTED]
Die Schriftform ist im Fall telekommunikativer Übermittlung der Erklärung nur gewahrt, wenn die übermittelte Kopie die Unterschrift des Ausstellers enthält; in diesem Fall kann die nachträgliche Übersendung einer ordnungsgemäß unterzeichneten Erklärung oder elektronischen Signierung nicht verlangt werden.	In the case of telecommunication transmission of the declaration, the written form is only deemed to have been complied with if the transmitted copy contains the signature of the issuer; in such case, no Party may request a subsequent submission of a duly signed written communication or an electronic signature.
16.2 Jede PARTEI kann die in Ziffer 16.1 aufgeführte Person oder Adresse jederzeit mit einer Frist von 2 (zwei) Wochen durch Mitteilung an die anderen PARTEIEN (in der Form der Ziffer 16.1 ändern.	16.2 Each Party may designate another person or address as the one stipulated in Section 16.1 by giving 2 (two) weeks’ prior written notice to the other Parties in the manner as set out in Section 16.1.
16.3 VERKÄUFER 2, VERKÄUFER 3, VERKÄUFER 4 und VERKÄUFER 5 bevollmächtigen hiermit unwiderruflich VERKÄUFER 1 (der „VERKÄUFERVERTRETER“), sie zu vertreten und in ihrem Namen zu handeln und alle Rechte der Verkäufer aus oder im Zusammenhang mit diesem VERTRAG auszuüben, einschließlich in Bezug auf:	16.3 Seller 2, Seller 3, Seller 4 and Seller 5 each hereby irrevocably authorize (bevollmächtigen) Seller 1 (the “Sellers’ Agent”) to represent and to act on their behalf and to exercise any rights of the Sellers under or in connection with this Agreement, including with respect to:

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(i) die Ausübung von Rücktrittsrechten oder anderen Kündigungsrechten unter oder im Zusammenhang mit diesem VERTRAG;	(i) the exercising of any withdrawal rights (Rücktrittsrechte) or other termination rights under or in connection with this Agreement;
(ii) die Abgabe und Entgegennahme aller Mitteilungen, die im Rahmen oder im Zusammenhang mit diesem VERTRAG abzugeben oder zu empfangen sind, sowie die Entgegennahme von Zustellungen im Zusammenhang mit Ansprüchen im Rahmen oder im Zusammenhang mit diesem VERTRAG, einschließlich der Zustellung von Klagen;	(ii) the giving and receipt of all notices and communications to be given or received under or in connection with this Agreement and to receive service of process in connection with any claims under or in connection with this Agreement, including service of process;
(iii) die Aushandlung, Ausführung und Zustellung aller Nebenvereinbarungen, Erklärungen, Bescheinigungen, Genehmigungen, Erweiterungen, Verzichtserklärungen (einschließlich der Abschlussbedingung und aller Abschlusshandlungen), Zusagen, Änderungen und anderer Dokumente, die im Zusammenhang mit dem Vollzug der TRANSAKTION erforderlich oder zulässig sind;	(iii) the negotiation, execution and delivery of any ancillary agreements, statements, certificates, approvals, extensions, waivers (including of the closing condition and any closing actions), undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the Transaction;

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(iv) die Vornahme aller anderen Handlungen, die der VERKÄUFERVERTRETER im Rahmen oder im Zusammenhang mit diesem Vertrag nach seinem alleinigen Ermessen für notwendig oder angemessen hält, einschließlich der Einleitung eines Klageverfahrens oder der Verteidigung in einem solchen Verfahren.	(iv) the taking of all other actions which under or in connection with this Agreement that the Sellers’ Agent deems necessary or appropriate in its sole discretion, including the initiation of, or defense in, court proceedings.
e) Der VERKÄUFERVERTRETER ist von den Beschränkungen des § 181 BGB und ähnlichen Beschränkungen in jeder anwendbaren ausländischen Rechtsordnung befreit und ist berechtigt, Untervollmachten zu erteilen, einschließlich der Erteilung von Befreiungen von solchen Beschränkungen.	b) The Sellers’ Agent shall be exempt from the restrictions under Section 181 BGB and similar restrictions under any applicable foreign jurisdiction and shall be authorized to grant sub-powers of attorney, including the granting of exemptions from such restrictions.
f) Solange der VERKÄUFERVERTRETER bestellt ist, sind Verkäufer 2, Verkäufer 3, Verkäufer 4 und Verkäufer 5 nicht berechtigt, Rechte selbst auszuüben, zu deren Ausübung sie den Verkaufsbevollmächtigten gemäß dieser Ziffer 16.3 unwiderruflich bevollmächtigt haben. Die PARTEIEN sind sich darüber einig, dass dieser Vertrag keine Verpflichtung der KÄUFERIN beinhaltet, spezielle oder andere Nachforschungen oder Recherchen jeglicher Art in Bezug auf die Bevollmächtigung des Verkäufers 1 als VERKÄUFERVERTRETER vorzunehmen.	c) For as long as the Sellers’ Agent is appointed, Seller 2, Seller 3, Seller 4 and Seller 5 shall not be entitled to exercise any rights itself that it has irrevocably authorized (bevollmächtigt) the Sellers’ Agent to exercise on their behalf pursuant to this Section 16.3 . The Parties agree that nothing in this Agreement shall imply a duty of the Purchaser to make specific or other enquiries or searches of whatever nature in relation to the authorization of Seller 1 as the Sellers’ Agent.

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16.4 Die KÄUFERIN ernennt hiermit [REDACTED], gunnercooke GmbH, Kurfürstendamm 15, 10719 Berlin zum Zustellungsbevollmächtigten für alle gerichtlichen Verfahren und Streitigkeiten, die die KÄUFERIN aus oder im Zusammenhang mit diesem Vertrag betreffen. Diese Bestellung endet erst mit der Bestellung eines anderen Zustellungsbevollmächtigten mit Sitz in Deutschland, vorausgesetzt, der Zustellungsbevollmächtigte ist ein in Deutschland zugelassener Rechtsanwalt	16.4 The Purchaser hereby appoint [REDACTED], gunnercooke GmbH, Kurfürstendamm 15, 10719 Berlin as agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings and disputes involving the Purchaser under or in connection with this Agreement. Such appointment shall only terminate upon the appointment of another agent for service of process domiciled in Germany, provided that the agent for service of process is an attorney admitted to the German bar (in Deutschland zugelassener Rechtsanwalt).
16.5 Alle im Zusammenhang mit diesem VERTRAG und seiner Durchführung entstehenden Verkehrssteuern und Gebühren einschließlich der Notar- gebühren trägt die KÄUFERIN. Soweit nicht in anderen Bestimmungen dieses VERTRAGES ausdrücklich etwas anderes geregelt ist, trägt jede PARTEI die ihr entstehenden Kosten einschließlich der Kosten ihrer Berater selbst.	16.5 Any transfer taxes and fees including notarial fees arising in connection with this Agreement and the implementation of the transactions contemplated hereby shall be borne by the Purchaser. Except as expressly otherwise provided in this Agreement, each Party shall pay its own expenses, including the fees of its advisors, incurred in connection with this Agreement.
16.6 Änderungen und Ergänzungen dieses VERTRAGES sowie ein Verzicht auf ein Recht aus diesem VERTRAG bedürfen zu ihrer Wirksamkeit der Schriftform (unter Beachtung der Ziffer 16.1), soweit nicht eine strengere Form gesetzlich vorgeschrieben ist. Die vorstehenden Regelungen gelten auch für den Verzicht auf das Schriftformerfordernis gemäß dieser Ziffer 16.6.	16.6 Any amendment or supplement to this Agreement and any waiver of a right hereunder must be made by written instrument duly executed by the Parties (in accordance with Section 16.1), unless a stricter form is required by law. The foregoing provisions shall also apply with respect to a waiver of the requirement of the written form pursuant to this Section 13.4.
16.7 Dieser VERTRAG (samt Anlagen) gibt die Vereinbarungen zwischen den PARTEIEN hinsichtlich des Vertragsgegenstands vollständig wieder; Nebenabreden sind nicht getroffen.	16.7 This Agreement (including its exhibits) contains the entire agreement between the Parties with respect to the subject matter hereof; no side agreements have been entered into. This Agreement supersedes all prior agreements and understandings with respect to its subject matter.

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16.8 Soweit nicht in diesem VERTRAG oder in zwingenden gesetzlichen Bestimmungen etwas anderes vorgesehen ist, ist keine PARTEI berechtigt, ohne vorherige schriftliche Zustimmung der anderen PARTEI seine Rechte aus diesem VERTRAG an einen Dritten ganz oder teilweise abzutreten oder sonst zu übertragen.	16.8 Except as expressly set forth in this Agreement or permitted under mandatory law, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior consent of the other Party.
16.9 Dieser VERTRAG begründet keine Rechte Dritter, mit Ausnahme der Freistellung der GESELLSCHAFT im Falle eines GARANTIE verstoßes.	16.9 No provision of this Agreement is intended to confer any rights or remedies upon any person or entity other than the Parties, except for the indemnification right of the Company in case of a breach of a Warranty.
16.10 Dieser VERTRAG unterliegt dem Recht der Bundesrepublik Deutschland unter Ausschluss kollisionsrechtlicher Regelungen.	16.10 This Agreement shall be governed by the laws of the Federal Republic of Germany, without regard to its conflict of laws principles.
16.11 Für alle Streitigkeiten aus oder im Zusammenhang mit diesem VERTRAG (einschließlich solcher über seine Gültigkeit) sind in erster Instanz die Gerichte in München ausschließlich zuständig.	16.11 Any disputes under or in connection with this Agreement (including those regarding its validity) shall be exclusively settled in the courts of Munich (as courts of first instance).
16.12 Die Überschriften der einzelnen Bestimmungen dieses VERTRAGS dienen der besseren Übersichtlichkeit und sind für seine Auslegung ohne Bedeutung. Die Anlagen dieses VERTRAGES sind integraler Bestandteil und jede Bezugnahme auf diesen VERTRAG schließt seine Anlagen ein.	16.12 The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of its provisions. The Exhibits to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the exhibits as a whole.
16.13 Sollte eine Bestimmung dieses VERTRAGES ganz oder teilweise unwirksam oder undurchführbar sein oder werden, so wird dadurch die Gültigkeit der übrigen Bestimmungen dieses VERTRAGES nicht berührt. Das Gleiche gilt, wenn und soweit sich in diesem VERTRAG eine Lücke herausstellen sollte (insbesondere, weil die PARTEIEN einen regelungsbedürftigen Punkt übersehen haben). Anstelle der unwirksamen oder undurchführbaren Bestimmung oder zur Ausfüllung der Lücke soll eine angemessene Regelung treten, die, soweit rechtlich möglich, dem Sinn und Zweck der unwirksamen oder undurchführbaren Bestimmung oder dem mutmaßlichen Willen der PARTEIEN entspricht, sofern sie diesen Punkt bedacht hätten.	16.13 Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The same shall apply if this Agreement turns out to be incomplete (in particular as a result of the Parties’ unintended failure to contemplate an issue). The invalid or unenforceable provision shall be deemed to be substituted by, and, in order to fill the gap, the Parties shall be deemed to have agreed upon, a suitable and equitable provision which, to the extent legally permissible, comes closest to the purpose of the invalid or enforceable provision or to the presumed intent of the Parties if had they considered the matter.

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16.14       Dieser VERTRAG wird in deutscher und englischer Sprache ausgefertigt; im Falle von Abweichungen geht die deutsche Fassung vor.

Gegenstand der Beurkundung und damit dieser Niederschrift sind aber ausschließlich die deutschsprachigen Erklärungen der Erschienenen, nicht die ihnen gegenübergestellte englische Übersetzung.

16.14       This Agreement is executed in the German and English languages. In the event of any inconsistencies, the German version shall prevail.

However, the subject-matter of the notarization, and thus also of this written record, exclusively comprises the declarations of the persons appearing in German, not the English translation placed opposite them.

§ 17 Hinweise, Belehrungen,	// Notes, instructions,

Der Notar wies die Beteiligten in Hinblick auf die Regelungen zu Anteilsübertragungen darauf hin, dass Veräußerer und Erwerber von abgetretenen Geschäftsanteilen unter Umständen nach § 16 Abs. 2, § 22 und § 24 GmbHG für rückständige Beiträge bzw. Leistungen auf abgetretene Geschäftsanteile sowie auf die übrigen Geschäftsanteile unabhängig von dem hier Vereinbarten haften können.

With regard to the provisions governing the transfer of shares, the notary pointed out to the parties that the seller and purchaser of transferred shares may, under certain circumstances, be liable pursuant to Section 16 (2), § 22 and § 24 GmbHG for outstanding contributions or payments on transferred shares and on the remaining shares, regardless of what has been agreed here.
Im Verhältnis zur Gesellschaft gilt als Inhaber der Geschäftsanteile nur, wer als solcher in der im Handelsregister aufgenommenen Gesellschafterliste eingetragen ist. Eine von einem Anteilserwerber in Bezug auf das Gesellschaftsverhältnis vorgenommene Rechtshandlung gilt als von Anfang an wirksam, wenn die Liste unverzüglich nach Vornahme der Rechtshandlung in das Handelsregister aufgenommen wird.	In relation to the company, only those persons who are entered as such in the list of shareholders in the commercial register are deemed to be holders of shares. A legal act performed by a purchaser of shares in relation to the company is deemed to be effective from the outset if the list is entered in the commercial register immediately after the legal act has been performed.

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Der Notar wies die Erschienenen darauf hin, dass sämtliche Erklärungen in dieser Urkunde vollständig und richtig sein müssen, insbesondere zur Höhe der vereinbarten Leistungen, anderenfalls ein Verstoß zur Nichtigkeit der Verträge führen kann. Die Erschienenen erklärten, dass keinerlei Nebenabreden vereinbart worden sind.

The notary pointed out to those present that all statements in this deed must be complete and correct, in particular with regard to the amount of the agreed services, otherwise a breach could lead to the contracts becoming null and void. Those present declared that no ancillary agreements had been made.
Eine von den Beteiligten etwa angestrebte und beabsichtigte Gestaltung dieser Urkunde im Hinblick auf die Verfolgung steuerlicher Ziele und Vorteile hat der Notar nicht geprüft. Insoweit ist seine Haftung, soweit dieser Haftungsausschluss gesetzlich zulässig ist, ausgeschlossen.	The notary did not examine any intended or desired structure of this deed by the parties with a view to pursuing tax objectives or advantages. In this respect, his liability is excluded to the extent that this exclusion of liability is legally permissible.

Die Erschienenen - handelnd wie angegeben - bevollmächtigen hiermit die Notarfachangestellten des amtierenden Notars, der diese zu bestimmen berechtigt ist, und zwar jeweils einzeln und - soweit gesetzlich zulässig - unter vollständiger Befreiung von den Beschränkungen des §181 BGB sowie mit der Befugnis Untervollmacht zu erteilen, eventuell erforderliche und/oder zweckmäßige Änderungen und Ergänzungen dieser Urkunde zu erklären und Anträge zu stellen sowie mögliche Schreibfehler dieser Urkunde zu berichtigen.

Die Vollmacht erlischt sechs Monate nach abschließendem Vollzug dieser Urkunde.

Die Haftung der Bevollmächtigten wird ausgeschlossen. Für die ordnungsgemäße Verwendung der Vollmacht haftet der amtierende Notar, vor dem nur allein bzw. seinem amtlich bestellten Vertreter Gebrauch von der Vollmacht gemacht werden und der nur Anträge aus diesem Vertragsverhältnis stellen darf.

The parties appearing - acting as stated - hereby authorise the employees of the acting notary, who is entitled to designate them, individually and - to the extent permitted by law - with complete exemption from the restrictions of Section 181 of the German Civil Code (BGB) and with the power to grant sub-authorisation, to declare any necessary and/or appropriate amendments and additions to this deed and to submit applications, as well as to correct any clerical errors in this deed.

The power of attorney shall expire six months after the final execution of this deed.

The liability of the authorised representatives is excluded. The acting notary, before whom and only before whom the power of attorney may be exercised and who may only submit applications arising from this contractual relationship, shall be liable for the proper use of the power of attorney.

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***** Diese Niederschrift wurde den Erschienenen in der deutschen Fassung vorgelesen, von ihnen genehmigt und dann von den Erschienenen und vom Notar wie folgt unterschrieben:	***** This document was read aloud to the parties present in the German version, approved by them and then signed by the parties present and the notary as follows:

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